 **Commerce**

Annual Report

2025

A Letter from Our CEO

To Our Shareholders,

2025 was a defining year for Commerce. We fundamentally transformed the business to align with where commerce is going, not where it's been. We exited the year stronger, more focused, and better positioned to lead in the era of AI-driven, agentic commerce.

We started by rebuilding from the inside out with new leadership, sharper product strategy, a rearchitected go-to-market strategy, a renewed dedication to our customers, and a unified brand that reflects the full scope of our capabilities. Rebranding ourselves as Commerce was so much more than a name change. It signaled a strategic unification of BigCommerce, Feedonomics, and Makeswift. These three products are now integrated as a connected platform spanning storefront, data and experience—all of which are more important than ever in the agentic shopping era.

AI is no longer a concept on the horizon. It is the new front door of the internet. When shoppers look for something to buy, they are less and less typing search terms that might or might catch a brand's SEO terms. They are prompting discovery engines like Perplexity, ChatGPT, Gemini, and other answer engines and asking follow-up questions that lead them to the product they want. If a brand's product data isn't structured and enriched for those systems, they are invisible. That is the unlock, and it is why Commerce is so focused on data.

Feedonomics is our edge. In 2025, we launched Surface, our AI-optimized data engine, and the early results are compelling: customers using Surface saw up to 24 points higher GMV growth than those not using it. We've expanded integrations with Gemini, Perplexity, OpenAI, and Copilot, so our merchants don't just show up. They convert. In fact, through our integration with PayPal our customers like Pacsun, Lake Chaplain Chocolates, and Franklin Planner are already benefitting from agentic checkout within Perplexity. We are tightly connected with Google, Stripe, and others developing protocols to enable agentic checkout to start 2026.

Meanwhile, BigCommerce continues to lead in B2B. ARR from customers using our B2B Edition grew nearly 20%, with the highest retention rates in our base. We've extended our lead in mid-market B2B through new functionality such as multi-company hierarchy, broadening our addressable market, and enabling more complex operational requirements.

Makeswift is scaling. In 2026, we will expand its reach in two directions: first, as a modern, AI-enhanced page builder for BigCommerce customers, and second, as a standalone solution for visual storefront orchestration.

We also will introduce BigCommerce Payments, built in partnership with PayPal. This expands our monetization footprint and delivers a faster path to payment activation for small and mid-sized merchants. We expect to build on this in 2026.

Financially, we finished 2025 with $359 million in ARR, nearly $32 billion in GMV, and strong year-over-year gains in operating income, margin, and cash flow. Net Revenue Retention was 95.2% in the fourth quarter, up from 95.0% in the same period last year, indicating improvement in our ability to keep our customers happy and keep them on our platform. We expect to eliminate all remaining net debt around mid-2026, and we anticipate achieving GAAP profitability for the full year, which is an important milestone in our evolution as a scaled, durable business.

We've shifted our posture from transformation to execution. Our focus in 2026 is on acceleration: scaling adoption of Surface, scaling data optimization for agentic commerce, scaling BigCommerce Payments and Makeswift storefronts, and continuing to increase platform usage and monetization.

We believe the future of commerce is intelligent, composable, and AI-powered. The storefront is no longer just a site—it's your data. And Commerce is building the infrastructure to help brands show up and win wherever discovery happens.

Thank you for your belief in our strategy and in our team. The next chapter is about performance, and we are already in execution mode.

With urgency and conviction,

Travis Hess
CEO, Commerce

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-39423

Commerce.com, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	46-2707656
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
11920 Alterra Parkway	
D11 /o Suite 100	
8th Floor	
Austin, Texas	**78758**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (512) 865-4500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series 1 common stock, $0.0001 par value per share	CMRC	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error into previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the NASDAQ Global Market on June 30, 2025, was approximately $394.6 million.

The number of shares of Registrant's common stock outstanding as of February 24, 2026, was 82.2 million.

Auditor Firm ID:42	Auditor Name: Ernst and Young LLP	Auditor Location: Austin, TX

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference from the definitive proxy statement for the Registrant's 2026 annual meeting of stockholders to be filed within 120 days of the registrant's fiscal year ended December 31, 2025, or the Proxy Statement. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

Table of Contents

PART I

Special note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," and similar words or phrases. These forward-looking statements include statements concerning the following:

- our expectations regarding our revenue, expenses, sales, and operations;

- anticipated trends and challenges in our business and the markets in which we operate;

- the war involving Russia and Ukraine and the potential impact on our operations, global economic and geopolitical conditions;

- the impacts of changes in U.S. trade policy and global tariffs;

- our anticipated areas of investments and expectations relating to such investments;

- our anticipated cash needs and our estimates regarding our capital requirements and refinancing;

- our ability to compete in our industry and innovation by our competitors;

- our ability to anticipate market needs or develop new or enhanced services to meet those needs;

- our ability to manage growth and to expand our infrastructure;

- our ability to establish and maintain intellectual property rights;

- our ability to manage expansion into international markets and new industries;

- our ability to hire and retain key personnel;

- our ability to successfully identify, manage, and integrate any existing and potential acquisitions;

- our inability to successfully execute our rebranding initiative;

- our ability to adapt to emerging regulatory developments, technological changes, and cybersecurity needs;

- the anticipated effect on our business of litigation to which we are or may become a party;

- the anticipated benefits and opportunities related to past and ongoing restructuring may not be realized or may take longer to realize than expected;

- our ability to manage key executive succession and retention or continue to attract qualified personnel;

- our ability to implement a go-to-market strategy that focuses on efficient profitable revenue growth, operating leverage, and healthy cash flow, may be impacted by unforeseen challenges in streamlining our organization and adapting to market dynamics; and

- other statements described in this Annual Report on Form 10-K under "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Although we believe the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties as well as certain additional risks that we face, refer to "Risk Factors," as well as factors more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K.

If one or more of the factors affecting the expectations reflected in our forward-looking information and statements proves incorrect, our actual results, performance, or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements. Therefore, we caution the reader not to place undue reliance on any forward-looking information or statements. The effect of these factors is difficult to predict. Factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. New factors emerge from time to time, and management cannot assess the impact of any such factor on our business or the extent to which any factor, or combination of

factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Item 1. Business.

Overview

Commerce.com, Inc. ("Commerce," the "Company," "us," "we", or "our") provides an open, intelligent ecosystem of technology solutions that empower businesses to unlock data potential and deliver seamless, personalized experiences at scale. Our platform supports a range of business models, including business-to-consumer ("B2C"), business-to-business ("B2B"), and small businesses ("SB") use cases, and is designed to provide the infrastructure necessary to operate online storefronts, manage catalogs and orders, distribute product data, and develop digital content across multiple channels.

On July 31, 2025, BigCommerce Holdings, Inc. changed its corporate name to Commerce.com, Inc. In connection with the corporate name change, the Company's ticker symbol on the Nasdaq Global Market changed from "BIGC" to "CMRC." The name change reflects the Company's evolution into a multi-product commerce technology provider and its role as the parent entity for the BigCommerce, Feedonomics, and Makeswift product lines.

The Company's unified product portfolio includes:

- **BigCommerce,** our flexible, enterprise-grade software-as-a-service ("SaaS") ecommerce platform built for performance and extensibility. With an open, API-first architecture, BigCommerce enables seamless integration with best-of-breed technologies, supporting both traditional and headless deployments while reducing complexity and total cost of ownership.

- **Feedonomics,** our product data management and syndication platform that transforms product information into a strategic growth engine. It empowers merchants to structure, optimize, and distribute product data across marketplaces, advertising channels, search engines, social platforms, and emerging AI-driven discovery surfaces—while supporting order synchronization and workflow automation to streamline operations.

- **Makeswift,** our visual site-building that enables teams to create and manage digital experiences with speed and control. Its intuitive visual interface accelerates page creation, campaign launches, and content updates - bridging marketing agility with technical flexibility.

Together, these offerings support customers at different stages of digital commerce maturity and enable them to adopt additional capabilities as their operations expand and become more complex.

We serve customers across a broad range of B2C and B2B retail and wholesale sectors, including fashion and apparel, home and garden, sports and outdoors, food and beverage, jewelry, health and beauty, automotive, industrial, manufacturing, and more. Customers transact across multiple channels, including online stores, marketplaces, social commerce platforms, physical locations, and emerging AI-powered discovery and transactional interfaces. Our products are used by organizations ranging from small businesses to large enterprises, and customers may adopt additional functionality as their commerce operations expand.

We have organized our product and service solutions into the following core offerings designed to best serve our customer base.

Our **Business-to-consumer ("B2C") audience** includes branded manufacturers, multi-brand online retailers, and store-based retailers. These customers typically use our platform to support multi-channel selling, storefront customization, and international expansion, and often integrate third-party tools across marketing, payments, content management, and fulfillment.

Our **Business-to-business ("B2B") customers** include manufacturers, distributors, wholesalers, professional services, and hybrid B2B/B2C sellers. These customers utilize capabilities such as customer-specific pricing, quoting tools, account hierarchies, and procurement work to digitize traditional sales processes and support complex buying relationships.

Small businesses ("SB") are typically growth-oriented B2C and B2B merchants who rely on our platform for foundational commerce capabilities and may adopt expanded functionality as their operations become more complex.

We serve these lines of business with an open, intelligent ecosystem of technology solutions supported by high-touch experiences and seamless integration, providing dependable, customizable, and scalable tools designed to support business agility. Our BigCommerce, Feedonomics, and Makeswift technologies work together to enable merchants to centralize data, deliver differentiated commerce experiences, and operate across an increasingly fragmented set of digital channels.

We view composable commerce as both inherent and integral to our product portfolio. Our commitment to composable commerce is reinforced by our open API architecture, which enables customers to integrate best-of-breed technologies and emerging innovations, including AI-enabled capabilities, within a flexible and extensible framework.

Our platform is built on an API-first, multi-tenant architecture that supports both traditional and headless deployments. This design enables customers to integrate third-party systems across payments, shipping and logistics, enterprise resource planning ("ERP"), customer relationship management ("CRM"), content management systems ("CMS"), and search and personalization technologies.

We support composable commerce implementations through platform-wide APIs and Catalyst, our storefront framework. Catalyst provides a reference architecture built on modern development frameworks and integrates with Makeswift for visual content

management. The framework is intended to reduce development time and provide a standardized foundation for partners and customers adopting composable and headless approaches.

Our partner ecosystem is also central to our business strategy. We believe we possess one of the deepest and broadest ecosystems of integrated technology solutions in the ecommerce industry. We strategically partner with, rather than compete against, the leading providers in adjacent categories, including payments, shipping, point of sale ("POS"), CMS, CRM, ERP, and omnichannel. This partner-centric approach contrasts with competitors that operate closed or vertically integrated software stacks and allows us to focus our research and development investments in our core commerce capabilities, data orchestration, and platform extensibility.

We plan to continue to invest in our core product offerings—BigCommerce, Feedonomics, and Makeswift—while expanding integrations with third-party providers and supporting emerging use cases associated with data-driven, AI-enabled, and agentic commerce.

Our strategy prioritizes durable revenue growth through improved customer retention, increased product adoption, and product expansion among our existing customer base. We continue to evaluate and refine our pricing, packaging, and monetization models to better align value delivered with value captured across our portfolio of products. We are focused on serving customers and industries where our open, composable, and AI-enabled platform provides differentiated value. We intend to position our platform as the foundation for AI-native and agent-driven commerce experiences while maintaining a focus on operating efficiency, scalability, and disciplined capital allocation.

Industry trends

Online shopping behaviors continue to evolve as ecommerce adoption is growing around the world. This puts tremendous pressure on businesses to pursue digital transformation with technology that can innovate at the pace of the market. Consumers are rapidly changing how they discover, evaluate, and purchase products across online and offline channels, requiring businesses to address a broad and expanding set of touch points that influence what and where shoppers buy. These touch points increasingly include content sites (information and influencers), social networks, search engines, marketplaces, and artificial intelligence-powered interfaces, in addition to merchants' own branded sites. Buyers are increasingly starting their journey in agentic surfaces, not on a brand's site.

While consumer brands historically relied on retail distribution for their products, ecommerce has enabled a new model of direct-to-consumer, vertically-integrated digitally native brands. In parallel, advancements in AI are influencing how merchants create and manage content, personalize experiences, optimize pricing and promotions, and streamline operations, further raising expectations for speed, relevance, and convenience. Historically, B2B ecommerce adoption has lagged that of B2C, but that is changing. B2B sellers are embracing digital transformation in pursuit of both efficiency and sales effectiveness, in response to business buyers whose user experience expectations have been reshaped by B2C shopping.

Technology, infrastructure and operations

We have designed our platform to deliver enterprise-grade security, reliability, and scale, with an open, intelligent foundation that supports the continued incorporation of AI-driven capabilities. Our platform is built using best-of-breed open source technologies, deployed across geographically-distributed data centers. Our platform is subject to a rigorous set of security standards designed to ensure the security of customer data.

Our customers

We serve customers across a range of sizes, geographies, and lines of business including B2C, B2B, and SBs. We categorize markets based on annual revenue, specifically: SB typically range from $0.5 million to $5.0 million and any business with annual revenue greater than $5.0 million are included within either of our B2B or B2C customer base. One individual customer represented more than 10 percent of our total revenue for the year ended December 31, 2025.

International presence

We serve customers worldwide. Our platform enables businesses to create stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Chinese, French, Spanish, Italian, and Ukrainian. A component of our growth strategy involves the efficient distribution of our operations and customer base internationally.

We maintain our headquarters in Austin, Texas. Approximately 70 percent of our employees are located in the United States, as of December 31, 2025. We were originally founded in Sydney, Australia. EMEA has experienced revenue growth of 12 percent and 10 percent for the years ended December 31, 2025 and 2024, respectively. Our platform continues to enable customers to self-serve globally, including in regions in which we may lack a local business presence, such as parts of Latin America, Africa, and the Middle East. However, we maintain legal entities and personnel in a number of key markets, including Australia, Europe, Asia, and North America.

Competition

Our industry is highly competitive and we compete on the principal competitive factors in our market. We believe our principal competitive factors in our market are: vision for commerce and product strategy, simplicity and ease of use for merchants and their buyers, integration of multiple sales channels, cost-effective solutions, breadth and depth of functionality, pace of innovation, ability to leverage emerging technologies, including AI, ability to scale, security and reliability, and brand recognition and reputation.

Intellectual property

We rely on a combination of trade secret, trademark, copyright, patent, and other intellectual property laws to protect our intellectual property. We also rely on contractual arrangements, such as license, assignment, and confidentiality agreements, and technical measures.

We have two issued patents in the United States, which expire February 10, 2035, and March 20, 2036, respectively. We have been issued federal registrations for trademarks, including "BigCommerce" and related stylized marks, "Feedonomics", and "Makeswift" and have multiple pending trademark applications in the United States and other jurisdictions. We hold domain names that include "Commerce", "BigCommerce", "Feedonomics", "Makeswift" and similar variations.

Employees and human capital resources

As of December 31, 2025, we had 1,079 full-time employees, including 294 in cost of sales, 270 in research and development, 277 in sales and marketing and 238 in general and administrative. Of these employees, 720 are in the United States and 359 are in our international locations. We consider our culture and employees to be vital to our success. We have invested substantial time and resources in building our team and culture across all our offices. We are highly dependent on our management, highly-skilled software engineers, and sales personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make Commerce a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

Culture and values

Our culture is built on our corporate values: Stronger Together, Own It To Win It, Keep It Real, Always, and Customer Compass. Together our values and caring culture create an atmosphere that enables us to successfully recruit and retain talented and passionate team members. Our team members are our "secret sauce." Their dedication, talent, and spirit create a virtuous cycle of service, product excellence, and customer satisfaction.

We have frequently won "best places to work" public recognition across our largest work centers of Austin, Texas; Sydney, Australia; and London, United Kingdom.

Our mission is to empower businesses to innovate, grow, and thrive by providing an open, AI-driven commerce ecosystem. This mission inspires our employees, who join Commerce to accomplish great things for our customers, partners and each other. We, in turn, foster an open, intelligent ecosystem that empowers our employees to thrive in a fast-paced, challenging, and engaging environment.

Facilities

Our worldwide corporate headquarters is located in Austin, Texas. In January 2025, the Company entered into a sublease agreement for approximately six years to relocate its Austin headquarters. We also have office locations across the United States and globally, including London, England; Atlanta, Georgia; and Sydney, Australia. We believe our current facilities are suitable for the composition of our staff. Further we believe that additional space is available as needed to accommodate any expansion of our operations.

Seasonality

We have historically experienced higher revenue in our fourth quarter compared to other quarters in our fiscal year due in part to seasonal holiday demand. Additionally, new product introductions can significantly impact revenue, product costs and operating expenses. However, neither historical seasonal patterns nor historical patterns of product introductions should be considered reliable indicators of our future pattern of product introductions, future revenue or financial performance.

Regulatory considerations

The legal environment of internet-based businesses, both in the United States and internationally, is evolving rapidly and is often unclear. For example, we occasionally cannot be certain which laws will be deemed applicable to us given the global nature of our business. This ambiguity includes topics such as data privacy and security, pricing, advertising, taxation, content regulation, and intellectual property ownership and infringement. See the section titled "Risk Factors—Risks related to our business and industry—Evolving global internet laws, regulations and standards, privacy and security regulations, cross-border data transfer restrictions, and data localization requirements, may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business."

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Other information

Our internet website is www.commerce.com. We make available, free of charge through our website, our Form 10-Ks, 10-Qs and 8-Ks, and any amendments to these forms, as soon as reasonably practicable after filing with, or furnishing to, the Securities and Exchange Commission ("SEC"). Information contained in our website does not constitute a part of this report or our other filings with the SEC. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Investors and others should note that we announce material financial information to our investors using our investor relations website (investors.commerce.com), SEC filings, press releases, public conference calls and webcasts. We intend to use our investor relations website as a means of disclosing information about our business, our financial condition and results of operations and other matters and for complying with our disclosure obligations under Regulation FD. The information we post on our investor relations website, including information contained in investor presentations, may be deemed material. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Item 1A. Risk Factors.

Risk Factor Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

- We have a history of operating losses, and we may not be able to generate sufficient revenue to achieve profitability on our anticipated timeline or sustain it thereafter;

- We have undertaken, and may in the future undertake, restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition;

- Our rebranding initiative involves costs and may not be favorably received;

- We face intense competition and may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business;

- Our success depends in part on our partner-centric strategy;

- Technological advances in AI may in the future disrupt the ecommerce and SaaS industry, which could significantly reduce the demand for our services or otherwise adversely impact our business or reputation if we are unable to develop AI and mitigate the use risks in this evolving environment;

- If we or our third-party providers fail to protect the security of personal information of our customers or their shoppers stored in our systems and/or experience a data security incident, our reputation may be harmed and we may be exposed to material financial penalties and legal liability;

- If our platform fails to perform properly, or if we fail to develop enhancements to resolve performance issues, we could lose customers, become subject to performance or warranty claims, or incur significant costs;

- Increases in cost, interruptions in service, latency, or poor service from our third-party data center providers could impair the delivery of our platform;

- If the security of information we possess is compromised or is otherwise accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business;

- In 2024 we identified a material weakness in our internal controls over financial reporting related to information technology general controls. If our remedial measures are insufficient to address the material weakness or one or more additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, our ability to report financial information timely and accurately could be adversely affected;

- If there are interruptions or performance problems associated with our technology or infrastructure, our customers, partners and prospects may experience service outages, and delays in using our platform;

- If we fail to offer high quality support, our business and reputation could suffer;

- Compliance with ever evolving federal, state, and global laws, regulations and standards relating to the handling of information about individuals, restrictions on cross-border data transfers, rules applicable to digital services, and data localization requirements involves significant expenditure and resources and any failure by us or our vendors to comply may limit the use and adoption of our services, expose us to significant liability, negative publicity, and/or erosion of our trust, which could materially adversely affect our business, results of operations, and financial condition;

- We face intense competition and may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business;

- We have been, and may in the future be, subject to legal proceedings and litigation, including intellectual property disputes. Such disputes are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others;

- We may acquire or invest in companies, which may divert our management's attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions;

- Payment transactions on our ecommerce platform subject us to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm our business;

- Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations;

- Mobile devices are increasingly being used to conduct commerce. If our platform does not operate as effectively when accessed through these devices, our customers and their shoppers may not be satisfied with our services, which could harm our business;

- Activities of customers, their shoppers, and our partners could damage our brand, subject us to liability and harm our business and financial results;

- We provide our ecommerce platform to businesses in highly-regulated industries, which subjects us to a number of challenges and risks;

- Changes in tax laws or regulations that are applied adversely to us or our customers could increase the cost of our ecommerce platform and adversely impact our business;

- Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and financial results;

- The market price of shares of our common stock has been volatile, which could cause the value of your investment to decline;

- Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our common stock;

- If our operating and financial performance in any given period does not meet the financial outlook that we provide to the public or the expectations of investment analysts, the market price of our common stock may decline;

- The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of Nasdaq, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner;

- Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

- Losing key members of our management or operations teams could hinder our ability to attract and retain the necessary talent for continued operations and growth;

- If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, our platform may become less competitive;

- Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations;

- Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business;

- Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses;

- Changes in subjective assumptions, estimates and judgments by management related to complex accounting matters or changes in accounting principles generally accepted in the United States, could significantly affect our financial condition and results of operations;

- Our business, financial condition and results of operations would be adversely affected by failing to generate sufficient cash flow to service the interest rate of our 2028 Convertible Notes and the terms of the governing indenture (the "2028 Convertible Notes Indenture") impose restrictions that may limit our current and future operating flexibility; and

- Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Risk Factors

The following section discusses material risks and uncertainties that could adversely affect our business and financial condition. Investing in our common stock involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K, before deciding to invest in our common stock. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. The occurrence of any of the following risks, or additional risks that we are unaware of, could materially and adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In such a case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks related to the growth and profitability of our business.

We have a history of operating losses, and we may not be able to generate sufficient revenue to achieve profitability on our anticipated timeline or sustain it thereafter.

We have not yet achieved profitability. We incurred net losses of $19.3 million, $27.0 million and $64.7 million for the years ended December 31, 2025, 2024, and 2023 respectively. As of December 31, 2025, we had an accumulated deficit of $641.0 million. We may not be able to sustain or increase our growth or achieve profitability in the future. Our decision to prioritize profitability on our planned timeline may not prove successful and may not yield desired outcomes. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

We have undertaken, and may in the future undertake, restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.

Changes resulting from our strategic restructuring plans and any future initiatives may not be successful in yielding our intended results and may not appropriately address the short-term and long-term strategic objectives for our business. Implementation of the restructuring plans and any other cost-saving initiatives may be costly and disruptive to our business, the expected costs and charges may be greater than we have forecasted, and the estimated cost savings may be lower than we have anticipated. Additionally, certain aspects of our recent restructuring activities, such as severance costs in connection with reducing our headcount, could negatively impact our cash flows. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount or reduced employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge, inefficiency during transitional periods, or our ability to attract highly skilled employees. If any restructuring activities we have undertaken or undertake in the future fail to achieve some or all of the expected benefits, our business, financial condition, and results of operations could be materially and adversely affected.

Our rebranding initiative involves costs and may not be favorably received.

On July 31, 2025, we changed our name from BigCommerce Holdings, Inc. to Commerce.com, Inc. and announced the reorganization of our existing BigCommerce, Feedonomics and Makeswift brands under a single flagship brand, Commerce. We have incurred costs as a result of the rebranding initiative and the Commerce brand name may not achieve or maintain the brand name recognition or status of our existing BigCommerce brand. Our corporate structure and how we report on our financial results remains unchanged.

Developing and maintaining awareness of our brand is important to retain and attract customers. The success of our new brand is integral to our growth strategy and the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platform. Additionally, our partners' performance may affect our brand and reputation if customers do not have a positive experience. We rely heavily on free and paid search engine marketing efforts to drive traffic to our products, which efforts could be adversely affected by the rebranding initiative in the short and/or long term. Specifically, the rebranding initiative could adversely affect the placement and ranking of our website within free and paid search results (as well as the pricing of paid search results), any or all of which could increase marketing costs (particularly if free traffic is replaced with paid traffic) and adversely affect the effectiveness of our marketing efforts overall. Even if our brand recognition and loyalty increases, this may not generate customer awareness or yield increased revenue and profitability. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. For these reasons, our rebranding initiative may not produce the benefits expected, could adversely affect our ability to retain and attract customers, and may have a material adverse effect on our results of operations, cash flows and financial condition.

Our success depends in part on our partner-centric strategy. Our business would be harmed if we fail to maintain or expand partner relationships.

Strategic technology partners are essential to our open strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments, shipping, tax, accounting, ERP, marketing, fulfillment, cross-channel commerce, and POS. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party application providers' sites may change the features of their applications and platforms or alter their governing terms. They may restrict our ability to add, customize or integrate systems, functionality and shopper experiences. Such changes could limit or terminate our ability to use these third-party applications and platforms and provide our customers a highly extensible and customizable experience. This could negatively impact our offerings and harm our business. Marketplaces or social networks that have allowed limited integration into their platforms, such as Amazon, eBay, Facebook and Instagram, may discontinue our access or allow other platforms to integrate or integrate more easily. This would increase competition for ecommerce platforms across their solutions. Our business will be negatively impacted if we fail to retain these relationships for any reason, including due to third parties' failure to support or secure their technology or our integrations; errors, bugs, or defects in their technology; or changes in our platform. Any such failure could harm our relationship with our customers, our reputation and brand, our revenue, our business, and our results of operations.

Strategic technology partners and third parties may not be successful in building integrations, co-marketing our platform to provide a significant volume and quality of lead referrals, or continuing to work with us as their products evolve. Identifying, negotiating and documenting relationships with additional strategic technology partners requires significant resources. Integrating third-party technology can be complex, costly and time-consuming. Third parties may be unwilling to build integrations. We may be required to devote additional resources to develop integrations for business applications on our own. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. Any failure of our platform to operate effectively with business applications could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our platform may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

We have strategic technology partnerships with third parties that pay us a revenue share on their gross sales to our joint customers and/or collaborate to co-sell and co-market Commerce to new customers. Certain of those strategic technology partners generate significant revenue for us, including PayPal, Google, and Stripe. While our contracts with strategic technology partners generally limit the ability of such partners to terminate the contract for convenience on short notice, certain of our strategic technology partners have termination for convenience clauses in their contracts with us. Any companies we may acquire may have strategic technology partners, which may be different or competitive with the relationships we have. If our relationships with our strategic technology partners or the partners of companies we acquire are disrupted, we may receive less revenue and incur costs to form other revenue-generating strategic technology partnerships. If our strategic technology partners or the partners of companies we acquire were to be

acquired by a competitor or were to acquire a competitor, it could compromise these relationships. This could harm our relationship with our customers, our reputation and brand, and our business and results of operations.

We are unable to track revenue-sharing on a real-time basis for some strategic technology partners, which can lead to delays and inaccuracies in reporting in accounting and revenue. In the past we have had, we currently have, and in the future we could have, disagreements with certain of our strategic technology partners on the amount of revenue share we are owed. Our forecasts for revenue-sharing arrangements and collaborations may be inaccurate. If we fail to accurately forecast the amount of revenue generated from our strategic technology partner relationships, our business and results of operations may be negatively impacted.

We leverage the sales and referral resources of agency and referral partners through a variety of programs. If we are unable to effectively utilize, maintain and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales, and marketing of our platform, and our financial results and future growth prospects would be harmed. Our referral partners may demand greater referral fees or commissions.

Technological advances in AI may in the future disrupt the ecommerce and SaaS industry, which could significantly reduce the demand for our services or otherwise adversely impact our business or reputation if we are unable to develop AI and mitigate the use risks in this evolving environment.

We use artificial intelligence ("AI"), machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, (collectively, "AI Technologies") throughout our business, and are making significant investments in this area.

For example, we use AI Technologies to power products aimed at improving conversion rates, product data management, storefront creation, and streamline internal operations.

We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

Our failure to invest in AI technologies and incorporate them into various facets of our business and product offerings in a timely, effective and compliant manner may place us at a competitive disadvantage, reducing demand for our offerings and adversely affecting our business, financial condition and results of operations. Our competitors may more effectively internally utilize AI, enabling their business to run more efficiently than ours, placing us at a competitive disadvantage, and they may better incorporate AI into their product offerings, negatively impacting demand for our products.

AI advances have the potential to enable the development of alternative competitive services or enable our customers to reduce or bypass the use of our services. If any of our customers, partners, competitors or new market entrants were to develop AI tools capable of replicating or better competing against our services, our services and solutions could, over time, become obsolete or unnecessary, or demand for our services could be significantly reduced, particularly if any such AI alternative proved to be more accurate, more efficient or more cost-effective than our ecommerce and SaaS offerings. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Further, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

The market for products and services that incorporate AI Technologies is rapidly evolving and unproven in many industries, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI

Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Our ability to forecast our future results of operations is subject to many risks and uncertainties and our operating and financial results could differ materially from our expectations.

Our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. It is difficult to predict customer demand for our platform, customer retention and expansion rates, the size and growth rate of the market, the entry of competitive products, or the success of existing competitive products. Our historical revenue growth should not be considered indicative of our future performance. In future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our services, increasing competition, changing technology, decreasing growth of our market, or our failure, for any reason, to take advantage of growth opportunities. If our assumptions regarding these risks, uncertainties, or future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We store and process confidential information, including personal information of our customers and their shoppers. If we or our third-party providers fail to protect the security of this information and/or experience a data security incident, our reputation may be harmed and we may be exposed to material financial penalties and legal liability, which could materially adversely affect our business, results of operations, and financial condition.

We rely on onsite and cloud-based computer systems, hardware, software, technology infrastructure and networks for both internal and external operations that are critical to our business (collectively, "IT Systems"). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services. We and certain of our third-party providers collect, maintain, transmit, process or store data about our employees, our partners, our customers, and their shoppers, including personal information, payment card information, and proprietary information belonging to our business such as trade secrets (collectively, "Confidential Information"). Third-party applications available on our platform and mobile applications may also store Confidential Information. We generally cannot and do not proactively monitor the content that our customers upload or the information provided to us through the applications integrated with our ecommerce platform; therefore, we do not control the substance of the content on our servers, which may include Confidential Information.

Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers are expected to continue to be targeted, as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, attackers, and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (such as viruses, worms, and ransomware), employee theft or misuse, action or inaction by our employees or contractors, human or technological error, denial-of-service attacks, malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers' or service providers') IT Systems, products, or services. As a result, despite our efforts to create security barriers to such threats, we cannot entirely mitigate these risks. We and our third-party partners and service providers also may face difficulties or delays in identifying, remediating or otherwise responding to, cyberattacks and other security breaches and incidents. As we rely on third-party and public-cloud infrastructure, we depend in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of Confidential Information. We and certain of our third-party providers have been subject to cyber-attacks and attempts in the past and will continue to be subject to such attacks in the future. Though no such incident to date has had a material impact on our business, we cannot guarantee that we will not experience material or adverse effects from any future incident. We have incurred substantial costs in efforts to protect against and address potential impacts of security breaches and incidents, and anticipate doing so in the future. Nevertheless, while we employ a number of security measures designed to prevent, detect, and mitigate potential harm to our platform, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. We maintain vulnerability management processes, including deploying scanning tools across our networks and products to identify and track security vulnerabilities. However, given the complexity of our systems and the volume of vulnerabilities identified, there can be no assurance that all vulnerabilities will be remediated or mitigated before they could be exploited by a threat actor. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could have significant costs, including regulatory enforcement actions, litigation (such as class actions), litigation indemnity obligations, civil or criminal penalties, operational changes, remediation costs, network downtime, increases in insurance

premiums, and reputational damage. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition.

Many companies that provide these services have reported a significant increase in cyberattack activity in recent years. Remote and hybrid working arrangements at our company (and at many third-party providers) may also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Even if a data breach did not arise out of our action or inaction, or if it were to affect one or more of our competitors or our customers' competitors, rather than us, the resulting concern could negatively affect our customers and our business. Concerns regarding data privacy and security may cause some of our customers to stop using our platform and fail to renew their subscriptions. In addition, failures to meet our customers' or shoppers' expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers, and grow our business.

Our failure to comply with legal, contractual, or standards-based requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their shoppers, or other stakeholders. Moreover, we have acquired and may continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational, and financial risks. When we acquire companies that do not have security measures that are as robust as the measures we have in place, such as Feedonomics, B2B Ninja, or Bundle, the risk of fines and penalties may increase. Any such proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management's time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform. Additionally, as we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard ("PCI-DSS"), issued by the Payment Card Industry Security Standards Council. Compliance with PCI-DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Any material interruptions or failures in our payment related systems could have a material adverse effect on our business, results of operations and financial condition. If there are amendments to PCI-DSS, the cost of compliance could increase and we may suffer loss of critical data and interruptions or delays in our operations as a result. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we could be liable to our partners, the payment card associations, our customers, their shoppers and consumers with whom we have a direct relationship. In addition, we could be subject to fines and higher transaction fees, face regulatory or other legal action, or lose customers. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

Our insurance coverage, including coverage for errors and omissions and cyber liability, may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims. Our insurers could deny coverage as to any future claim and our cyber liability coverage may not adequately protect us against any losses, liabilities and costs that we may incur. The successful assertion of one or more large claims against us, or changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have an adverse effect on our business, financial condition, and results of operations.

Many jurisdictions have enacted laws requiring companies to notify individuals of security breaches involving certain types of personal information. Our agreements with certain customers and partners require us to notify them of certain security incidents. Some jurisdictions and customers require us to safeguard personal information or confidential information using specific measures. If we fail to observe these requirements, our business, operating results, and financial condition could be adversely affected.

We depend on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from our third-party data center providers could impair the delivery of our platform. This could result in customer or shopper dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

We currently serve the majority of our platform functions from third-party data center hosting facilities operated by Google Cloud Platform in the United States. We are in the process of expanding our infrastructure capabilities into overseas data centers of Google Cloud Platform. We serve ancillary functions for our customers from third-party data center hosting facilities operated by Amazon Web Services. Our platform is deployed to multiple data centers within these geographies, with additional geographies available for disaster recovery. Our operations depend, in part, on our third-party providers' protection of these facilities from natural disasters, power or telecommunications failures, criminal acts, or similar events. If any third-party facility's arrangement is terminated, or its service lapses, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services.

A significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation or otherwise, we may not be able to increase the fees for our ecommerce platform or professional services to cover the changes. As a result, our operating results may be significantly worse than forecasted. Our servers may be unable to achieve or maintain data transmission capacity sufficient for timely service of increased

traffic or order processing. Our failure to achieve or maintain sufficient and performant data transmission capacity could significantly reduce demand for our platform.

Our customers often draw many shoppers over short periods of time, including from new product releases, holiday shopping seasons and flash sales. These events significantly increase the traffic on our servers and the volume of transactions processed on our platform. Despite precautions taken at our data centers, spikes in usage volume, or a natural disaster, an act of terrorism, vandalism or sabotage, closure of a facility without adequate notice, or other unanticipated problems could result in lengthy interruptions or performance degradation of our platform. Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. If we experience damage or interruption, our insurance policies may not adequately compensate us for or protect us against any losses, liabilities and costs that we may incur. These factors in turn could further reduce our revenue, subject us to liability, cause us to issue credits, or cause customers to terminate their subscriptions, any of which could materially adversely affect our business.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in using our platform.

Our operational performance and profitability depend, in part, on the ability of our existing and potential customers to access our platform 24 hours a day, seven days a week, without interruption or performance degradation. We have experienced and may, in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure. These can be due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, or other security-related incidents, any of which may be recurring. As we continue to add customers, expand geographically, and enhance our platform's functionality, the additional scale may increase complexity and our average uptime for future periods may decrease. We may not be able to identify the cause or causes of these performance problems promptly. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time, our business would be harmed. Any outage on our platform would impair the ability of our customers to engage in ecommerce, which would negatively impact our brand, reputation and customer satisfaction. We provide service credits to our customers for downtime they experience using our platform. Any downtime or malfunction could require us to issue a significant amount of service credits to customers. At times, we issue service credits to customers that we are not able to identify as having been affected by an incident. Issuing a significant amount of service credits would negatively impact our financial position. We depend on services from various third parties to maintain our infrastructure and any disruptions to these services, including from causes outside our control, would significantly impact our platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Loss of any of these services could decrease our platform's functionality until we develop equivalent technology or, if equivalent technology is available from another party, we identify, obtain, and integrate it into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to address capacity constraints, upgrade our systems, and develop our technology and network architecture to accommodate actual and anticipated technology changes.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to grow our customer base, subject us to financial liabilities under our service level agreements, and otherwise harm our business, results of operations, and financial condition.

If we fail to implement and maintain proper and effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired, which could cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). A control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control's objectives will be met. Because of the inherent limitations in all controls, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. Any failure to maintain or implement new or improved controls over financial reporting could result in material weaknesses or result in the failure to detect or prevent material misstatements in our financial statements, which could cause investors to lose confidence in our reported financial information and harm our stock price.

As previously reported, in connection with the preparation of the audited consolidated financial statements for the year ended December 31, 2023, we identified material weaknesses in our internal controls over financial reporting. As of December 31, 2025, management has remediated the material weakness. See Item 9A, Controls and Procedures, of this Annual Report on Form 10-K.

In 2024 we identified a material weakness in our internal controls over financial reporting related to information technology general controls ("ITGCs"). If our remedial measures are insufficient to address the material weakness or one or more additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, our ability to report financial information timely and accurately could be adversely affected. Any such occurrence could harm our business and cause investors to lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may decline.

Internal controls related to our information technology systems are critical to maintaining adequate internal controls over financial reporting that provide reasonable assurance with respect to our financial reports. As disclosed in Part II, Item 9A, Controls and Procedures, of this Annual Report on Form 10-K, in the process of assessing our internal controls over financial reporting, management identified deficiencies in internal controls related to ITGCs that resulted in a material weakness. Specifically, management determined that we did not maintain effective controls over (i) user access to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate personnel; and (ii) and program change management for financial applications to ensure that information technology ("IT") program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, management concluded that our internal control over ITGCs was not effective as of December 31, 2024. As described in Part II, Item 9A, Controls and Procedures, of this Annual Report on Form 10-K, we are implementing additional controls intended to remediate the material weakness.

There can be no assurance that our continued remediation efforts will be successful. If we are unable to remediate the material weakness timely and sufficiently or are otherwise unable to maintain effective internal controls over financial reporting, our ability to report financial information timely and accurately could be adversely affected, we may fail to meet our reporting requirements, and investors may lose confidence in the accuracy and completeness of our financial reports. As a result, our business may be harmed, and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, even if we are successful in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or ensure the fair and accurate presentation of our financial statements included in our periodic reports filed with the SEC.

If our platform fails to perform properly, and if we fail to develop enhancements to resolve performance issues, we could lose customers, become subject to performance or warranty claims, or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The applications underlying our platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. Defects, errors, disruptions in service, cyber-attacks, or other performance problems with our software, whether in connection with the day-to-day operation, upgrades or otherwise, could result in: loss of customers; lost or delayed market acceptance and sales of our platform; delays in payment to us by customers; injury to our reputation and brand; legal claims, including warranty and service claims, against us; diversion of our resources, including through increased service and warranty expenses or financial concessions; and increased insurance costs.

We have found defects in our platform and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption, or other harm to our customers' data. We may not be able to detect and correct defects or errors before release. Consequently, we or our customers may discover defects or errors after our platform has been employed. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, or delay or withhold payment to us, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results.

Our sales cycle with our customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales with our customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Customers, particularly those in highly regulated industries and those requiring customized applications, may have a lengthy sales cycle for the evaluation and implementation of our platform. This may cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential customers and familiarize them with the platform. The length of our sales cycle for these customers, from initial evaluation to contract execution, is generally three to

six months but can vary substantially. On occasion, some customers will negotiate their contracts to include a trial period, delayed payment or a number of months on a promotional basis.

Much of our revenue is generated from the recognition of deferred revenue from contracts entered into during previous periods. Customers often view a subscription to our ecommerce platform and services as a strategic decision with significant investment. As a result, customers frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

- the effectiveness of our sales force as we hire and train our new salespeople to sell to customers;

- the discretionary nature of purchasing and budget cycles and decisions;

- the obstacles placed by customers' procurement process;

- economic conditions and other factors impacting customer budgets;

- customers' integration complexity;

- customers' familiarity with SaaS ecommerce solutions;

- customers' evaluation of competing products during the purchasing process; and

- evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed, and when revenue from a sale will be recognized. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in a given period may not significantly reduce our revenue for that period but could negatively affect our revenue in future periods.

If we fail to offer high quality support, our business and reputation could suffer.

Our customers rely on our personnel for support related to our subscription and customer solutions. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

Failure to adequately protect our proprietary rights could impair our competitive position. We could incur substantial costs in protecting or defending our proprietary rights. We could lose valuable assets, experience reduced revenue, and incur costly litigation.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of trade secret laws, contractual provisions, trademarks, service marks, copyrights, and patents in an effort to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection. The approach we select may ultimately prove to be inadequate.

Our patents or patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. Others may independently develop similar products, duplicate our solutions, design around our patents, or adopt similar or identical brands for competing platforms. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions restricting unauthorized use, copying, transfer, and disclosure of our intellectual property may be unenforceable under the laws of jurisdictions outside the United States.

To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Moreover, effective trademark, copyright, patent, and trade secret protection may not be available or commercially feasible in every country in which we conduct business. Further, intellectual property laws, including statutory and case laws, particularly in the United States, is constantly developing. Changes in the law could make it harder for us to enforce our rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants, and we enter into confidentiality agreements with strategic and business partners. These agreements may not be effective in controlling access to and

distribution of our proprietary information. These agreements do not prevent our competitors or partners from independently developing technologies that are equivalent or superior to our platform.

We may be required to spend significant resources to monitor, protect, and enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management. Such litigation could result in the impairment or loss of portions of our intellectual property. Enforcement of our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly. An adverse determination could risk the issuance or cancellation of pending patent and trademark filings. Because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in litigation. Litigation could result in public disclosure of results of hearings, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in the substitution of inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results, and financial condition could be adversely affected.

We have been, and may in the future be, subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. These lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. Our future success depends in part on not infringing the intellectual property rights of others.

Many software companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. We have and may in the future need to enter into settlement agreements that require us to pay settlement fees and that encumber a portion of our intellectual property. Any claims or litigation could cause us to incur significant expenses and, whether or not successfully asserted against us, could require that we pay substantial damages, ongoing royalty or license payments, require us to re-engineer all or a portion of our platform, or require that we comply with other unfavorable terms. If a third party is able to obtain an injunction preventing us from accessing third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities covered by such intellectual property. It could prevent us from competing effectively.

We are contractually obligated to indemnify certain of our customers for infringement of a third party's intellectual property rights. From time to time, we have received indemnification requests with respect to alleged infringement of third party intellectual property rights. Responding to such claims regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand. We also may be required to redesign our platform, delay releases, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. Requiring us to change one or more aspects of the way we deliver our platform may harm our business.

Although we carry general liability insurance and other insurance, our insurance may not cover potential claims of this type. Our insurance may not be adequate to cover us for all liability that may be imposed. We may not be able to maintain our insurance coverage. We cannot predict the outcome of lawsuits, and cannot assure you that the results of any of these actions will not have an adverse effect on our business, operating results or financial condition.

We may acquire or invest in companies, which may divert our management's attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted to work with ours, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. We may also experience difficulties integrating personnel of the acquired company into our business and culture. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;

- use cash that we may need in the future to operate our business;

- incur debt on terms unfavorable to us or that we are unable to repay;

- incur large charges or substantial liabilities;

- encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

- become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

We rely on third-party proprietary and open source software for our platform. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition.

Some of our offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. Necessary licenses may not be available on acceptable terms or under open source licenses permitting redistribution in commercial offerings, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our platform. It may have a material adverse effect on our business, results of operations and financial condition. Third parties may allege that additional licenses are required for our use of their software or intellectual property. We may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our offerings from those of our competitors. To the extent that our platform depends upon the successful operation of third-party software, any undetected errors or defects in such third-party software could impair the functionality of our platform, delay new feature introductions, result in a failure of our platform, and injure our reputation.

Our use of open source software could subject us to possible litigation or cause us to subject our platform to unwanted open source license conditions that could negatively impact our sales.

A significant portion of our platform incorporates open source software, and we expect to incorporate open source software into other offerings or solutions in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Little legal precedent governs the interpretation of these licenses; therefore, the potential impact of these terms on our business is unknown and may result in unanticipated obligations regarding our technologies. If a distributor of open source software were to allege that we had not complied with its license, we could be required to incur significant legal expenses. If we combine our proprietary software with open source software or utilize open source software in a certain manner, under some open source licenses, we could be in breach of the license if we did not release the source code of our proprietary software. Releasing our source code could substantially help our competitors develop products that are similar to or better than ours.

Failure to effectively develop and expand our lead generation, customer acquisition, and retention strategies could harm our ability to develop or maintain our customer base and achieve broader market acceptance of our platform. If we are not able to generate traffic to our website through digital marketing or retain our existing customers, our ability to grow our business may be impaired.

Our ability to achieve revenue growth and market share is contingent upon the successful execution of our strategies for lead generation and customer success. These strategies, which include targeted offerings for B2C, B2B, and SB segments, rapid feature rollouts, and cross-selling integrated solutions, are subject to various risks. Ineffective or insufficient marketing and sales efforts, both online and offline, could fail to attract new customers, build brand awareness, and increase product adoption across all targeted segments.

If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website.

Furthermore, search engines and digital marketing platforms may change their advertising policies from time to time. If these policies delay or prevent us from advertising through these channels, it could result in reduced traffic to our website and subscriptions to our platform. New search engines and other digital marketing platforms may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and digital marketing platforms. If we are not able to achieve prominence through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be adversely affected.

Payment transactions on our ecommerce platform subject us to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm our business.

We are required by our payment processors to comply with payment card network operating rules and we have agreed to reimburse our payment processors for any fees or fines they are assessed by payment card networks as a result of any rule violations by us or our customers. The payment card networks set and interpret the card rules. We face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us, against our customers, or terminate our ability to accept credit card payments or other forms of online payments from shoppers. This would have an adverse effect on our business, financial condition, and operating results.

If we fail to comply with the payment card network rules, including the Payment Card Industry Data Security Standard ("PCI-DSS") and those of each of the credit card brands, we would breach our contractual obligations to our payment processors, financial institutions, partners, and customers. Such a failure may subject us to fines, penalties, damages, higher transaction fees, and civil liability. It could prevent us from processing or accepting payment cards or lead to a loss of payment processor partners, even if customer or shopper information has not been compromised.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2025, we had net operating loss ("NOL") carryforwards for federal and state tax purposes, that are available to reduce future taxable income. If not utilized, the federal and state NOL (net operating loss) carryforwards will begin to expire in 2036. The federal and state tax credits will begin to expire in 2034. The amount of federal NOLs that do not expire and carryforward indefinitely that we are permitted to deduct in any future taxable year is limited to 80 percent of federal taxable income in the year utilized, where taxable income is determined without regard to the NOL deduction itself.

In general, under Section 382 and 383 of the United States Internal Revenue Code of 1986 (as amended, the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income or income tax. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of future transactions in our stock, then our ability to utilize NOLs and other pre-change tax attributes could be limited by Sections 382 and 383 of the Code.

Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 or 383 of the Code. Our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. Our losses in Australia are subject to the change of ownership test rules in that jurisdiction that when applied may limit our ability to fully utilize our Australian NOLs. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

Risks related to our industry and the economy

Compliance with ever evolving federal, state, and global laws, regulations and standards relating to the handling of information about individuals, restrictions on cross-border data transfers, rules applicable to digital services, and data localization requirements involves significant expenditure and resources and any failure by us or our vendors to comply may limit the use and adoption of our services, expose us to significant liability, negative publicity, and/or erosion of our trust, which could materially adversely affect our business, results of operations, and financial condition.

We receive, store, handle, transmit, use and otherwise process business information and information related to individuals, including from and about actual and prospective customers, as well as our employees and service providers. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data on our behalf.

As a result, we and our vendors are subject to a variety of federal, state, or foreign laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of information about individuals, and those that are specific to certain locations, industries, sectors, and contexts, including the use of the internet as a commercial medium. These requirements could impact taxation, internet neutrality, tariffs, content, copyrights, liability for content, distribution, electronic contracts and other communications, consumer protection, online advertising, and the characteristics and quality of services. Legislators and regulators may make legal and regulatory changes, or apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These laws and regulations and resulting increased costs could materially harm our business, results of operations, and financial condition.

Laws and regulations governing data privacy are constantly evolving. Many of these laws and regulations, including the European Union's General Data Protection Regulation ("GDPR"), the UK General Data Protection Regulation ("UK GDPR") and United States state privacy laws, including the California Consumer Privacy Act (the "CCPA"), contain detailed requirements regarding providing certain disclosures about the collection, use, and disclosure of their personal information; receiving and responding to requests from residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; restricting the use and storage of such information; governing the need for consumer consent for certain types of processing; and entering into specific contractual provisions with service providers that process residents' personal information on the business's behalf. The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. For example, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states and will likely soon be enforceable in additional states. These laws and regulations could restrict our ability to store and process personal data (in particular, our ability to use certain data for purposes such as risk or fraud avoidance, marketing or advertising), to control our costs by using certain vendors or service providers, and to offer certain services in certain jurisdictions. Such laws and regulations could also restrict our customers' ability to run their businesses; for example, by limiting their ability to effectively market to interested shoppers. This could reduce our revenue and the general demand for our services.

In addition, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. We make public statements about our use and disclosure of personal data through our data privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

The EU GDPR and UK GDPR impose specific requirements for transferring personal information (including allowing remote access) outside the EEA and the UK. We currently rely on the EU-US Data Privacy Framework ("DPF"), the UK Extension to the DPF and the Swiss-US DPF to transfer data from the EEA, UK and Switzerland (respectively) to the U.S. We also rely on the 2021 European Commission SCCs and the UK Addendum to such SCCs for international data transfers occurring intragroup and with third parties. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, the DPF Adequacy Decision to be challenged, and transfers from the EEA and the UK to the U.S. and to other jurisdictions to continue being subject to enhanced scrutiny by regulators. This may impact our platform, services and the business tools we use, require us to make operational changes, incur additional costs and subject us to complaints and/or regulatory investigations or fines.

We are also subject to evolving global privacy laws on cookies, tracking technologies and e-marketing with courts and regulatory decisions driving increased attention in this regard. These laws require informed consent for the placement of tracking technologies, cookies or similar technologies on an individual's device and for direct marketing, with specific conditions for obtaining valid consent, such as a prohibition on pre-checked options. In light of the complex and evolving nature of these laws and the associated regulatory landscape, there can be no assurances that we will be successful in our efforts to comply and any violations or perceived

violations could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In addition, our business operations are or may become subject to EU regulations governing digital services and use of artificial intelligence. For example, the EU Digital Services Act (the "DSA") came into force in November 2022, with the majority of substantive provisions starting to take effect in February 2024. Amongst other things, the DSA requires hosting providers to designate a legal representative in the EU, set out any restrictions they impose on the use of their services in their terms and conditions and implement a mechanism which allows third parties to notify the presence of alleged online content. The DSA may increase our compliance costs, require changes to our processes, operations, and business practices and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6 percent of the total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to providers' infringement of the DSA.

Furthermore, there has been significant scrutiny on the use of personal data in artificial intelligence and modeling globally. In April 2023 a joint statement was issued by US federal regulators indicating their intent to enforce the law as it related to AI. Additionally, in October 2023 the Biden Administration released an Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, which provided agencies direction on implementation of rulemaking with regard to AI within their agencies. In Europe the EU Artificial Intelligence Act ("EU AI Act"), establishes a comprehensive, risk-based governance framework for AI developed, used or provided in the EU market. The EU AI Act is expected to enter into force in 2024, with the majority of substantive requirements applying two years later. Once fully applicable, it will have a material impact on the way AI is regulated in the EU. Significant legal development globally in the area of AI and data modeling may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

The market for ecommerce solutions is highly competitive and evolving. We expect competition to increase in the future from established competitors and new market entrants. With the introduction of new technologies and the entry of new companies into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals, and maintain our prices. We face intense competition from other software companies that may offer related ecommerce platform software solutions and services. Our competitors include larger companies that have acquired ecommerce platform solution providers in recent years. We also compete with custom software internally developed within ecommerce businesses. In addition, we face competition from niche companies that offer point products that attempt to address certain of the problems that our platform solves.

Merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources.

Some of our larger competitors also have substantially broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our platform. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Furthermore, ecommerce on large marketplaces, such as Amazon, could increase as a percentage of all ecommerce activity, thereby reducing customer traffic to individual customer websites. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share, or a smaller addressable share of the market and could also result in a competitor with greater financial, technical, marketing, service, and other resources, any of which could harm our ability to compete.

Some of our larger competitors use broader product offerings to compete, including by selling at zero or negative margins, by bundling their product, or by closing access to their technology platforms. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform. These competitive pressures in our market, or our failure to compete effectively, may result in price

reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Our current operations are international in scope. We are subject to risks from geopolitical crises, such as the Russian invasion of Ukraine.

In the case of the two most recent fiscal years, approximately 24 percent of our revenue has been generated from customers outside the United States. We currently have locations in the United States, Australia, the United Kingdom, and Ukraine. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful.

We have a significant number of employees outside of the United States. We may face difficulties, including: geopolitical crises, such as the Russian invasion of Ukraine, costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights, and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could negatively affect our results of operations.

Our current international operations and future initiatives involve a variety of risks, including:

- geopolitical crises, such as the Russian invasion of Ukraine and other escalating global tensions that could lead to disruption, instability and volatility in global markets and industries;

- changes in a country's or region's political or economic conditions;

- the need to adapt and localize our platform for specific countries;

- greater difficulty collecting accounts receivable and longer payment cycles;

- potential changes in trade relations arising from policy initiatives critical of existing and proposed trade agreements;

- unexpected changes in laws, regulatory requirements, taxes, or trade laws;

- more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, increasingly common around the globe;

- differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing an increased number of employees over large geographic distances (including in a work-from-home environment), with the need to implement appropriate systems, policies, benefits, and compliance programs;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

- increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general preferences for local vendors;

- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

- political instability or terrorist activities;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and similar laws and regulations in other jurisdictions;

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash; and

- our limited experience in operating our business internationally increases the risk that future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are

unable to do so successfully, our business and operating results will suffer.

We have previously adjusted our pricing levels and may in the future need to reduce or change our pricing model to remain competitive.

We price our subscriptions based on a combination of transaction and order volume, and feature functionality. We have historically adjusted our pricing levels from time to time and may consider during so in the future. As new or existing competitors introduce products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers. We also must determine the appropriate price to enable us to compete effectively internationally. While we believe that recent pricing changes will prove competitive, in the future, customers may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results, and financial condition.

Mobile devices are increasingly being used to conduct commerce, and if our platform does not operate as effectively when accessed through these devices, our customers and their shoppers may not be satisfied with our services, which could harm our business.

We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that are out of our control. Changes in such devices, systems, or web browsers that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform. Mobile ecommerce is a key element in our strategy and effective mobile functionality is integral to our long-term development and growth strategy. If our customers and their shoppers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.

Activities of customers, their shoppers, and our partners could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our customers from using our platform to engage in illegal activities and our terms of service permit us to take down a customer's shop if we become aware of illegal use. Customers may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. Our partners may engage in prohibited or illegal activities, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of customers or partners that are deemed to be hostile, offensive, inappropriate, or illegal. In general, we do not proactively monitor or review the appropriateness of the content of our customers' stores or our partners' activities. Our safeguards may not be sufficient for us to avoid liability or avoid harm to our brand. Hostile, offensive, inappropriate, or illegal use could adversely affect our business and financial results.

In many jurisdictions, laws relating to the liability of providers of online services for activities of their shoppers and other third parties are being tested by actions based on defamation, invasion of privacy, unfair competition, copyright and trademark infringement, and other theories. Any court ruling or other governmental regulation or action that imposes liability on customers of online services in connection with the activities of their shoppers could harm our business. We could also be subject to liability under applicable law, which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, ability to expand our subscriber base, and financial results.

We provide our ecommerce platform to businesses in highly-regulated industries, which subjects us to a number of challenges and risks.

We provide our ecommerce platform to customers in highly regulated industries such as pharmaceuticals, insurance, healthcare, financial services, firearms, CBD and life sciences. We may have customers in other highly-regulated industries in the future. Providing our ecommerce platform to such entities subjects us to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Customers in highly-regulated industries may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, results of operations and financial condition. Additionally, due to the heightened regulatory environment in which they operate, potential customers in these industries may encounter additional difficulties when trying to move away from legacy ecommerce platforms to an open SaaS platform like the one we provide.

We may be subject to additional obligations to collect and remit sales tax and other taxes. We may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our ecommerce platform in various jurisdictions is unclear. These jurisdictions' rules regarding tax nexus are complex and vary significantly. As a result, we could face tax assessments and audits. Our liability for these taxes and associated penalties could exceed our original estimates. Jurisdictions in which we have not historically collected or accrued sales, use, value added, or other taxes could assert our liability for such taxes, which could result in substantial tax liabilities and related penalties for past sales, discourage customers from using our platform or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the cost of our ecommerce platform and adversely impact our business.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or customers using our ecommerce platform to pay additional tax amounts on a prospective or retroactive basis. They could require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to subscribe or elect to subscribe to our ecommerce platform in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business and financial performance.

Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and financial results.

The current global trade environment is uncertain. Changes in trade policy, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions, declining consumer confidence, increased inflation or diminished expectations for the economy, and ultimately reduced demand for our and our customers' products and services as a result of potential cost increases or reduced discretionary income of consumers. Such conditions could have a material adverse impact on our business, results of operations and cash flows. Also, disruptions and volatility in the financial markets may lead to adverse changes in the availability, terms and cost of capital. Such adverse changes could increase our costs of capital and limit our access to external financing sources to fund acquisitions, capital projects, or refinancing of debt maturities on similar terms, which could in turn reduce our cash flows and limit our ability to pursue growth opportunities.

In March 2025, the U.S. government implemented additional tariffs on goods from numerous countries, with potential for further increases in scope and amount depending on international responses. While these recent trade policy changes have not yet materially affected our business operations or financial performance, there is no assurance that we can fully mitigate the impact of future tariffs and associated economic consequences. These trade measures and any resulting retaliations could negatively affect our business and customers or may affect the demand for our platform and services, impact the competitive position of our customers' products or prevent our customers from selling products in certain countries.

Risks related to owning our common stock

The market price of shares of our common stock has been and may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. Market volatility, as well as general economic, market, political, or pandemic conditions, could reduce the market price of shares of our common stock regardless of our operating performance.

Our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including: variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies, speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, the announcement of any acquisitions we make and our ability to realize the expected benefits of any such acquisition, including our acquisitions of Feedonomics and B2B

Ninja, the impact of our recently announced reduction in force, and adverse publicity about the industries we participate in or individual scandals. In response, the market price of shares of our common stock could decrease significantly.

Following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our common stock.

We have funded our operations since inception primarily through equity financings, debt (including convertible debt instruments), and payments by our customers for use of our platform and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We have $150 million of our 7.5 percent convertible notes due 2028 ("2028 Convertible Notes") outstanding and approximately $4.1 million of our 0.25 percent convertible notes due 2026 outstanding ("2026 Convertible Notes" and together with the 2028 Convertible Notes, the "Convertible Notes"). Our ability to service our obligations under the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets or obtaining debt financing or equity capital on terms that may be onerous or highly dilutive. Furthermore, our existing indebtedness may limit our ability to incur additional indebtedness on favorable terms or at all.

We intend to continue to make investments to support our business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of our common stock to make claims on our assets. The terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interest.

We have no current plans to pay cash dividends on our common stock; as a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay dividends on our common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws. It will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends is restricted by the terms of our debt financing arrangements, and any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

If our operating and financial performance in any given period does not meet the financial outlook that we provide to the public or the expectations of investment analysts, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such financial outlook will comprise forward-looking statements, subject to the risks and uncertainties described in this Annual Report on Form 10-K and in our other public filings and public statements. Our actual results may not always be in line with or exceed any financial outlook we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any financial outlook we provide or the expectations of investment analysts, or if we reduce our outlook for future periods, the market price of our common stock may decline as well. Although we have previously issued public guidance, there can be no assurance that we will continue to do so in the future.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of Nasdaq, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are subject to laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of Nasdaq, which we were not required to comply as a private company. Complying with these statutes, regulations and requirements occupies a significant amount of time of our board of directors and management and significantly increases our costs and expenses. For example, we have had to institute a more comprehensive compliance function, comply with rules promulgated by Nasdaq, prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws, establish new internal policies, such as those relating to insider trading. We have also had to retain and rely on outside counsel and accountants to a greater degree in these activities. In addition, being subject to these rules and regulations has made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock or if our reporting results do not meet their expectations, the market price of our common stock could decline.

You will be diluted by the future issuance of common stock, preferred stock or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise. Additionally, we currently have significant numbers of securities outstanding that may be exercisable for our common stock, which may result in significant dilution and downward pressure on our stock price.

As of December 31, 2025, we had approximately 81.7 million shares of Series 1 common stock and no shares of Series 2 common stock outstanding. Series 1 common stock is referred to as common stock throughout, unless otherwise noted. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

Holders of our common stock may be subject to further dilution upon issuance of the shares reserved under our 2020 Plan and Employee Stock Purchase Plan.

In addition, the Convertible Notes may be converted into shares of our common stock at certain times and in certain circumstances. The potential future issuances of such shares could result in significant dilution to our current stockholders and could adversely affect the price of our common stock and the terms on which we could raise additional capital. In addition, the issuance and subsequent trading of shares could cause the supply of our common stock available for purchase in the market to exceed the purchase demand for our common stock. Such supply in excess of demand could cause the market price of our common stock to decline.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, or debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

General risk factors

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers or if increased prices may lead to decreased spending by our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. The Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation. In response, market interest rates have risen in recent periods. While the timing and impact of rising interest rates are unknown, a continued increase in market interest rates could have an adverse effect on our cost structure, results of operations and financial condition. As a result of inflation, we have experienced, and may continue to experience, pressure on our business generation and cost of business. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, our platform may become less competitive.

The software industry is subject to rapid technological change, evolving industry standards and practices, and changing customer needs and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new technology, features, and functionality for our platform that satisfy our customers and that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that deliver competitive solutions at lower prices, more efficiently, more conveniently, or more securely, it could adversely impact our ability to compete.

Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies. We need to continuously modify and enhance our platform to adapt to changes and innovation in these technologies. If businesses widely adopt new ecommerce technologies, we would have to develop new functionality for our platform to work with those new technologies. This development effort may require significant engineering, marketing and sales resources, all of which would affect our business and operating results. Any failure of our platform to operate effectively with future technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

The estimates of market opportunity and forecasts of market growth included in this Annual Report on Form 10-K may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The market for ecommerce solutions is relatively new and will experience changes over time. Ecommerce market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses' desire to differentiate themselves through ecommerce, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We may continue to experience growth and organizational change, even as we transition to prioritizing reaccelerating revenue growth profitably, which may continue to place significant demands on our management and our operational and financial resources. We anticipate that we will continue to experience growth in the sophistication and complexity of customer expectations, the quantity of transactions we process, and the amount of data that our hosting infrastructure supports. Our success will depend in part on our ability to manage this growth effectively. We will require valuable management resources to grow without undermining our culture of innovation, teamwork, and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves our corporate culture, it could negatively affect our reputation and ability to retain and attract customers and employees.

It is important that we maintain a high level of customer service and satisfaction as we expand our business. As our customer base continues to grow, we will need to expand our account management, customer service, and other personnel. Failure to manage growth

could result in difficulty or delays in launching our platform, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties, any of which could adversely impact our business performance and results of operations.

We anticipate that our operations will continue to increase in complexity as we grow, which will create management challenges.

Our business has experienced significant growth and is complex. We expect this growth to continue and for our operations to become increasingly complex. To manage this growth, we continue to make substantial investments to improve our operational, financial, and management controls as well as our reporting systems and procedures. We may not be able to implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. For example, we may not be able to effectively monitor certain extraordinary contract requirements or individually negotiated provisions as the number of transactions continues to grow. Our systems and processes may not prevent or detect all errors, omissions, or fraud. We may have difficulty managing improvements to our systems, processes and controls or in connection with third-party software. This could impair our ability to provide our platform to our customers, causing us to lose customers, limiting our platform to less significant updates, or increasing our technical support costs. If we are unable to manage this complexity, our business, operations, operating results and financial condition may suffer.

As our customer base continues to grow, we will need to expand our services and other personnel, and maintain and enhance our partnerships, to provide a high level of customer service. We also will need to manage our sales processes as our sales personnel and partner network continue to grow and become more complex, and as we continue to expand into new geographies and markets. If we do not effectively manage this increasing complexity, the quality of our platform and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability to attract and retain customers and expand our customers' use of our platform.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers. We rely on our leadership team for research and development, marketing, sales, services, and general and administrative functions, and on mission-critical individual contributors. From time to time, our executive management team may change from the hiring or departure of executives, which could disrupt our business. Our employment agreements with our executive officers or other key personnel do not require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced software engineers and senior sales executives. If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations, which may add to the complexity and costs of our business operations. We expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or Commerce have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

Losing key members of our management or operations teams could hinder our ability to attract and retain the necessary talent for continued operations and growth.

Our success depends substantially upon the continued services of our executive officers and other key members of management and operations team, particularly our chief executive officer. From time to time, there may be changes in our management team resulting from the hiring, departure or realignment of executives. For example, in connection with our 2025 Restructuring, we made certain changes to our senior leadership team, including our Chief Marketing Officer, Chief Commercial Officer and Chief Technology Officer. In the future, we may make additional changes in response to business performance and industry dynamics. Changes may be disruptive to our business. The departures of senior executives could lead to a loss of leadership continuity, key relationships, and in-depth understanding of our business, operations, and industry.

Effective succession planning for management is important to our long-term success. While we have a succession plan in place, our new senior executives, even with significant experience, may not possess the same level of institutional knowledge and partner relationships, potentially impacting our decision-making, strategic direction, and overall business performance during the transition period.

If we are unable to maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture. Perpetuation of hybrid-in office and remote work may impact our ability to preserve our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

From time to time, we may need to streamline our organization and adjust the size and structure of our workforce to ensure we achieve our priorities and objectives. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our platform. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, Australia, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on IT and negatively affect our business. In particular, given our investment in our development capabilities in Ukraine, continued political turmoil, warfare, or terrorist attacks in Ukraine could negatively affect our business. Political and military events in Ukraine, including the ongoing geopolitical conflict between Ukraine and Russia, poor relations between the U.S. and Russia, and sanctions by the international community against Russia or separatist areas of Ukraine may also have an adverse impact on our employees, customers, partners, and vendors. In turn, any of these may adversely impact our ability to grow our business and negatively affect our results of operations. To the extent our platform is perceived by customers and potential customers as costly, or too difficult to launch or migrate to, it would negatively affect our growth. Our revenue may be disproportionately affected by delays or reductions in general IT spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, consolidation in certain industries may result in reduced overall spending on our platform. We cannot predict the timing, strength, or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, including as a result of recent political and military events in Ukraine, our business, results of operations and financial condition could be adversely affected.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and IT systems for our business operations. An online attack, damage as a result of civil unrest, earthquake, fire, terrorist attack, power loss, global pandemics, telecommunications failure, or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm, and loss of critical data. Such events could prevent us from providing our platform to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or IT systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations, and adversely affect our operating results.

In addition, as computer malware, viruses, computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we face increased risk from these activities. These activities threaten the performance, reliability, security, and availability of our platform. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches to our systems could, among other things, harm our reputation and our ability to retain existing customers and attract new customers.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Some of our agreements with customers and other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages to

property or persons, or other liabilities relating to or arising from our platform, services or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers, and new customers. Such a dispute could harm our business and results of operations.

Our international operations may subject us to potential adverse tax consequences.

Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks, and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Taxing authorities may challenge the pricing methodologies of our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. This could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

The Tax Cuts and Jobs Act ("TCJA") was enacted in December 2017 and significantly reformed the Code. The TCJA, among other things: includes changes to U.S. federal tax rates, imposes additional limitations on the deductibility of interest, has both positive and negative changes to the utilization of future NOL carryforwards as described above, allows for the expensing of certain capital expenditures, and puts into effect the migration from a "worldwide" system of taxation to a partially territorial system. Although substantial guidance under the TCJA has been provided by the tax authorities, additional future guidance may be published and could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense. Furthermore, the recently enacted Inflation Reduction Act introduced, among other changes, a 15 percent corporate minimum tax on certain United States corporations and a one percent excise tax on certain stock redemptions by United States corporations. The impact of this tax legislation on holders of our common stock is uncertain and could be adverse. The U.S. government may enact further significant changes to the taxation of business entities, which may materially affect our effective tax rates, cash flows or results of our operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. We incorporate encryption technology into our platform. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. embargoes or sanctions. The U.S government has been critical of existing trade agreements and may impose more stringent export and import controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our platform from being exported in violation of these laws, including obtaining authorizations for our platform, performing geolocation IP blocking and screenings against U.S. and other lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

If our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties. We presently incorporate export control compliance requirements into our strategic partner agreements; however, no assurance can be given that our partners will comply with such requirements.

Various countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements. Some countries have enacted laws that could limit our ability to distribute our platform or could limit our customers' ability to implement our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from

launching our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could limit our ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, operating results, and prospects.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our customer subscription and partner and services contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses is incurred and an increasing portion of our assets is held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws. Non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. These laws are interpreted broadly to prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, our employees and agents could violate our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business or acquire other companies, our risks under these laws may increase.

Noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Changes in subjective assumptions, estimates and judgments by management related to complex accounting matters or changes in accounting principles generally accepted in the United States, could significantly affect our financial condition and results of operations.

U.S. GAAP and related pronouncements, implementation guidelines, and interpretations apply to a wide range of matters that are relevant to our business, including revenue recognition, stock-based compensation, and deferred commissions. These matters are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in U.S. GAAP, these accounting pronouncements or their interpretation or changes in underlying assumptions, estimates, or judgments by our management, the Financial Accounting Standards Board ("FASB"), the SEC, and others could significantly change our reported or expected financial performance, which could impact the market price for our common stock.

We may be unable to raise the funds necessary to repurchase the Convertible Notes for cash following a fundamental change, or to pay any cash amounts due upon conversion, and our future indebtedness may limit our ability to repurchase the Convertible Notes or pay cash upon their conversion.

Holders of the Convertible Notes may, subject to a limited exception, require us to repurchase their Convertible Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion, we will satisfy part or all our conversion obligation in cash unless we elect to settle conversions solely in shares of our common stock. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Convertible Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our future indebtedness may restrict our ability to repurchase the Convertible Notes or pay the cash amounts due upon conversion. Our failure to repurchase Convertible Notes or to pay the cash amounts due upon conversion when required would constitute a default under the indenture governing the Convertible Notes. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, if any, which may result in that other indebtedness becoming immediately payable in full. If the repayment of such other indebtedness were to be accelerated after any applicable notice or grace periods, then we may not have sufficient funds to repay that indebtedness and repurchase the Convertible Notes or make cash payments upon their conversion.

Provisions in the indenture governing the Convertible Notes could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Convertible Notes and the indenture governing the Convertible Notes could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change (as defined in the indenture governing the Convertible Notes), then noteholders will have the right to require us to repurchase their Convertible Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change (as defined in the indenture governing the Convertible Notes), then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Convertible Notes and the indenture governing the Convertible Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of our common stock may view as favorable.

The accounting method for the Convertible Notes could adversely affect our reported financial condition and results.

The accounting method for reflecting the Convertible Notes on our balance sheet, accruing interest expense for the notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.

In accordance with ASU 2020-06, the Convertible Notes we issued are reflected as a liability on our balance sheets, with the initial carrying amount equal to the principal amount of the notes, net of issuance costs and premiums. The issuance costs will be treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the Convertible Notes. The premium related to the fair value adjustment of the 2028 Convertible Notes will be amortized over the term of the 2028 Convertible Note as a reduction to interest expense. As a result of this amortization, the interest expense that we recognize for the Convertible Notes for accounting purposes will be greater than the cash interest payments we will pay on the Convertible Notes, which will result in lower reported income.

In addition, the shares underlying the Convertible Notes will be reflected in our diluted earnings per share using the "if converted" method, in accordance with ASU 2020-06. Under that method, diluted earnings per share would generally be calculated assuming that all the Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share.

Furthermore, if any of the conditions to the convertibility of the Convertible Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Convertible Notes as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their Convertible Notes and could materially reduce our reported working capital.

Our failure to generate sufficient cash flow from our business to service the interest rate of our 2028 Convertible Notes would adversely affect our business, financial condition and results of operations.

The interest rate on the $150.0 million aggregate principal amount of the 2028 Convertible Notes outstanding as of December 31, 2025, is 7.50 percent, payable semi-annually. Our ability to pay interest and required principal payments on our indebtedness depends upon cash flows generated by our operating performance. As a result, prevailing economic conditions and

financial, business and other factors, many of which are beyond our control, may affect our ability to make these payments and reduce the level of our indebtedness over time.

If we do not generate sufficient cash flow from operations to satisfy our debt servicing obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets or seeking to raise additional capital.

Further, our spending in relation to our debt restructuring combined with elevated interest rates could have significant adverse consequences, including: reducing cash resources available to fund working capital, capital expenditures, product development efforts and other general corporate purposes; impeding our ability to capitalize on strategic opportunities; reducing profitability; increasing our vulnerability to adverse changes in general economic, industry, and market conditions; limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

The terms of the indenture (the "2028 Convertible Notes Indenture") that govern the 2028 Convertible Notes impose restrictions that may limit our current and future operating flexibility, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests.

The 2028 Convertible Notes Indenture and the exchange agreement governing the exchange of 2026 Convertible Notes for 2028 Convertible Notes (to the extent the exchanging holder continues to hold a specified amount of 2028 Convertible Notes) contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability and the ability of our subsidiaries (to the extent any such subsidiaries incur or guarantee indebtedness) to:

- incur additional indebtedness and guarantee indebtedness, including a limitation on incurring revolving credit facility indebtedness in excess of $25 million in aggregate amount (the "Senior Secured Revolving Indebtedness") and the incurrence of any senior indebtedness; and

- issue certain preferred stock or similar equity securities.

As a result of these restrictions we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or

- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may hinder our ability to grow in accordance with our strategies. In addition, while we are not permitted to incur any additional senior indebtedness (other than the Senior Secured Revolving Indebtedness), the incurrence of subordinated indebtedness will be subject to the requirement that the 2028 Convertible Notes be secured by all of our assets (subject to customary exceptions) concurrently with any incurrence of subordinated indebtedness.

A breach of the covenants under the 2028 Convertible Notes Indenture or under the 2026 Convertible Notes Indenture could result in an event of default under the applicable indebtedness. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. Furthermore, if we were unable to repay the amounts due and payable under the 2028 Convertible Notes Indenture and the 2028 Convertible Notes are then secured, holders of the 2028 Convertible Notes could proceed against the collateral securing such indebtedness. If the holders of the 2028 Convertible Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and amended and restated bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

- the division of our board of directors into three classes and the election of each class for three-year terms;

- advance notice requirements for stockholder proposals and director nominations;

- provisions limiting stockholders' ability to call special meetings of stockholders, to require special meetings of stockholders to be called, and to take action by written consent;

- restrictions on business combinations with interested stockholders;

- in certain cases, the approval of holders representing at least $66^{2/3}$ percent of the total voting power of the shares entitled to vote generally in the election of directors will be required for stockholders to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

- no cumulative voting;

- the required approval of holders representing at least $66^{2/3}$ percent of the total voting power of the shares entitled to vote at an election of the directors to remove directors; and

- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our governing body.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our common stock.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: any derivative action or proceeding brought on behalf of our company, any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder of our company to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan based on National Institute of Standards and Technology (NIST) 800-61.

We design and assess our program based on a combination of the International Organization for Standardization (ISO) 27001, Center for Internet Security (CIS) 18, and the National Institute of Standards and Technology Cybersecurity Framework (NIST). This

does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes but is not limited to:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, including incident response personnel, and senior management;

- an annual tabletop exercise conducted by a third party to simulate a cyber emergency and practice our response to such a scenario;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for relevant service providers, suppliers, and vendors based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, could materially affect us, including our operations, business strategy, results of operations, or financial condition. See Risk Factors – "*We store and process confidential information, including personal information of our customers and their shoppers. If we or our third-party providers fail to protect the security of this information and/or experience a data security incident, our reputation may be harmed and we may be exposed to material financial penalties and legal liability, which could materially adversely affect our business, results of operations, and financial condition.*"

Cybersecurity Governance

Our Board of Directors and Audit Committee jointly oversee management's implementation of our security organization, which is charged with assessing and taking steps to mitigate the data privacy and cybersecurity risks that we face as a software-as-a-service platform.

The Board and Audit Committee receive regular reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also regularly receives briefings from management on our cyber risk management program. Board and Audit Committee members receive presentations on cybersecurity topics from our Chief Technology Officer and others within the Chief Technology Officer's team, as well as other internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, led by the Chief Information Security Officer and the General Counsel, is responsible for assessing and managing the Company's material risks from cybersecurity and privacy threats. The CISO reports directly to the General Counsel, reflecting the integrated oversight of cybersecurity and data-privacy risk within our broader legal and compliance framework. Our Chief Information Security Officer has over 30 years of experience in cybersecurity and information security, including more than 16 years in leadership roles and over six years with responsibility for enterprise-wide cybersecurity strategy, risk management, incident response, and regulatory compliance.

Together, these leaders coordinate a structured governance process that includes cross-functional risk reviews, joint evaluation of significant cybersecurity and privacy risks, and supervision of internal security and privacy personnel as well as retained external cybersecurity and legal advisors. Management may utilize quantitative and qualitative risk-assessment methods, where appropriate, to inform prioritization of security investments and to estimate potential financial exposure associated with cybersecurity and privacy threats.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment. These activities enable management to maintain ongoing visibility into the Company's cybersecurity and privacy risk posture.

Item 2. Properties.

Our worldwide corporate headquarters is located in Austin, Texas. In January 2025, we executed a sublease agreement in Austin, Texas for approximately 65,000 square feet of office space for our corporate headquarters. We also have office locations across the United States and globally, including London, England; Atlanta, Georgia; and Sydney, Australia. We believe our current facilities are suitable for the composition of our staff, and additional space is available as needed to accommodate any such expansion of our operations.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation related to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us. The Company is not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our balance sheet, statement of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock was initially listed on the Nasdaq Global Select Market under the symbol "BIGC" on August 5, 2020. Effective July 31, 2025, the Company's ticker symbol on the Nasdaq Global Market changed from "BIGC" to "CMRC." Prior to August 5, 2020, there was no public trading market for our common stock. As of December 31, 2025, we had 135 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

Sales of Unregistered Securities

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities for the year ended December 31, 2025.

Equity Compensation Plan Information

Information regarding the securities authorized for issuance under our equity compensation plans will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 and is incorporated herein by reference.

Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between August 5, 2020 (our first day of trading) and December 31, 2025, with the cumulative total return of (i) the S&P 500 Index, (ii) the NASDAQ Computer Index and (iii) the Russell 2000 Index. In fiscal year 2023, we included the Russell 2000 Index in our performance graph as this metric is included in the calculation of performance based equity awards. This graph assumes the investment of $100 on August 5, 2020, our first day of trading, in our common stock at the closing price of $72.27 per share, the S&P 500 Index, the NASDAQ Computer Index, and the Russell 2000 Index, and assumes the reinvestment of dividends, if any. Note that historic stock price performance is not necessarily indicative of future stock price performance.

The information contained in the Stock Performance Graph shall not be deemed to be soliciting material or to be filed with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.



Issuer Purchases of Equity Securities

There were no share repurchases of our common stock for the year ended December 31, 2025 .

Item 6. *Reserved*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Risk Factors." See "Special Note Regarding Forward-Looking Statements."

Investors and others should note that we announce material financial information to our investors using our investor relations website (investors.commerce.com), SEC filings, press releases, public conference calls and webcasts. We intend to use our investor relations website as a means of disclosing information about our business, our financial condition and results of operations and other matters and for complying with our disclosure obligations under Regulation FD. The information we post on our investor relations website, including information contained in investor presentations, may be deemed material. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Overview

We are positioned to become the leading provider of an open, AI-driven commerce ecosystem designed to help businesses operate, innovate, and grow as AI-driven and agentic commerce increasingly shape how buyers engage with merchants. Our software-as-a-service platform enables merchants to orchestrate sophisticated digital commerce experiences across both owned and third-party channels, supporting a wide range of business-to-business ("B2B"), business-to-consumer ("B2C"), and small business ("SB") use cases.

Our unified platform is anchored by three core products: BigCommerce, our flexible and open commerce engine; Feedonomics, our AI-powered product data optimization and syndication platform; and Makeswift, our visual editor for building and managing storefront and content experiences. Together, these products enable merchants to centralize product data, deliver dynamic shopping experiences, and improve visibility across a growing set of discovery and buying channels, including emerging agentic surfaces. Through this integrated platform, we deliver differentiated value to merchants operating across complex markets, industries, and commerce workflows.

We are built around an open, partner-centric architecture. Rather than offering a closed technology stack, we prioritize flexibility and interoperability with a curated ecosystem of leading technology partners. Our platform integrates across payments, tax, shipping, order management, content management system ("CMS"), customer relationship management ("CRM"), and AI-enhanced marketing technology. Our strategy differentiates us from competitors that seek to control the full commerce technology stack; we instead focus our innovation and investment on core commerce capabilities, data orchestration, and platform extensibility, while enabling merchants to select best-of-breed solutions that meet their specific needs.

Digital commerce continues to evolve as consumers discovery and purchasing behavior increasingly fragments across AI-driven and third-party surfaces. Buyers are more frequently beginning their purchase journeys in AI interfaces rather than directly on a merchant's owned storefront. We provide the structured product data, composable technology, and scalable infrastructure that help merchants remain discoverable, trustworthy, and capable of transacting wherever those journeys begin. Our rebrand reflects both who we are today and our view of where digital commerce is going as we operate as a connected platform spanning storefronts, product data, and commerce experiences.

We plan to continue investing in our strategic B2B, B2C, and SB offerings, with an emphasis on simplifying our business, realigning investment toward our highest-value initiatives, and building scalable infrastructure to support AI-enabled and agentic commerce use cases. We expect to advance our growth strategy through continued product innovation, expansion of strategic partnerships, and development of AI-driven commerce solutions that address increasingly complex merchant needs. We also intend to grow our business by acquiring new customers, expanding adoption and usage among existing customers, mitigating churn, and selectively expanding our presence in new markets, while maintaining a disciplined focus on operating efficiency and profitability.

Key factors affecting our performance

We believe our future performance will depend on many factors, including the following:

Strategic Brand Unification

We completed a strategic rebranding initiative, unifying our three core owned products; BigCommerce, Feedonomics, and Makeswift under a single brand identity: Commerce. This rebranding reflects a broader structural integration of our platform designed to enable a more cohesive and scalable approach to AI-led composable commerce.

This unification has allowed us to align internal operations across product development, sales and marketing, and customer success. Functionally, the unified platform now operates as a multi-layered solution that includes storefront capabilities, embedded data services, and a growing network of curated partnerships.

Our architecture is designed to support a wide range of commerce use cases, allowing us to operate flexibly across the technology stack as the storefront experience, the underlying data infrastructure, or the full platform layer depending on merchant needs. This flexible model enhances our ability to support both complex and emerging commerce environments, while improving our ability to cross-sell platform capabilities and drive incremental revenue. We believe this versatility is a key differentiator in the market and positions us to capture value across a broad spectrum of ecommerce environments.

Leveraging artificial intelligence to drive value

AI has become a core component of our strategic and operational framework, supporting key initiatives across product development, customer experience, and go-to-market execution. We continue to advance our agentic foundation. Our AI strategy is focused on delivering practical, merchant-facing outcomes, including improved product discoverability, higher conversion, and more intelligent storefront and shopping experiences. These efforts are focused on improving usability and efficiency while seeking to limit incremental technical complexity for merchants.

We have architected our Commerce platform to support emerging AI-driven shopping and discovery models. Feedonomics functions as a product data enrichment and syndication layer, enabling structured product data to be distributed across branded storefronts, advertising channels, marketplaces, and certain AI-enabled discovery surfaces. This enables merchants to remain visible and competitive at the point of decision as consumer discovery increasingly shifts towards AI-driven experiences.

Through our open, modular platform, merchants can adopt AI driven services, such as intelligent merchandising, dynamic pricing, agent-assisted support, and automated fulfillment, into their commerce stack at their own pace. We continue to expand partnerships with technology providers to support the integration into AI-driven commerce environments.

These initiatives reflect broader transformation and increased investment in innovation. In 2026, we plan to significantly increase our investment in research and development, with a focus on embedding AI capabilities into our core commerce platform while extending Feedonomics as the data and infrastructure layer for agentic commerce. Our focus remains on embedding AI deeply and responsibly across the commerce lifecycle, ensuring merchants remain discoverable, performant, and in control of their customer experience as the industry transitions toward an AI and agent led era of commerce.

Investment in core offerings

We continue to invest in our core commerce offerings to support growth across enterprise B2B and B2C customer segments, as well as SB use cases.

To support B2B customers, we continued to enhance our platform with features such as multi-company hierarchy support, roles based access controls, and configure-price-quote ("CPQ") tool. Additionally, we enabled "B2B Edition" in the BigCommerce core control panel, driving a seamless customer experience across a wide range of features. These investments help customers better manage complex organizational structures and workflows, reducing cost and enabling better buyer experiences.

We continued to make strategic progress with our small and midsize businesses with the launch of Feedonomics Surface, a new self-service feed management solution. The solution delivers a streamlined, automated experience designed to support scalable multichannel commerce. This represents an extension of enterprise grade functionality to smaller merchants. Future enhancements are expected to include additional advertising, marketplace, social and agentic channel integrations as well as AI driven feed optimization to further improve merchant performance and retention.

To help enterprise B2C customers, we rolled out a series of AI-driven improvements in product catalog categorization, attribute population, and schema mapping that allow for better sales across channels and 1P websites, saving customers significant operations expenditure and enabling sales lift. We also made improvements to other "critical-to-quality" commerce capabilities including checkout, promotions, permissions, payments, storefront creation and editing, and catalog management.

Collectively, these investments in our core offerings allow our customers to reduce costs and drive growth through better buyer experiences on 1P and 3P digital channels.

Expansion of growth initiatives

We continue to evaluate and refine our pricing, packaging, and monetization models to better align value delivered with value captured across our product portfolio. These efforts may include expanding cross-sell and upsell opportunities, introducing bundled offerings, and launching optional monetization solutions such as our branded payments offering.

Our new BigCommerce payments offering, expected to launch in fiscal year 2026, is designed to provide an integrated payment processing option for small and mid-sized customers looking for a streamlined, integrated way to activate payments, and simplify

onboarding. This offering is designed to enhance our overall monetization of GMV and alignment with merchants, while improving customer retention and introducing modern payments capabilities in a scalable, capital-efficient manner.

Acquisition of new customers

The growth of our customer base remains important to our continued revenue growth. We believe we are positioned to grow through a combination of direct sales efforts, marketing initiatives, product-led growth channels, and referrals from our agency and technology partners.

We are focused on driving capital-efficient customer acquisition by leveraging our partner ecosystem, optimizing inbound marketing strategies, and emphasizing scalable distribution channels. Our partner-centric strategy is intended to enable customers to compose solutions that integrate with adjacent technology providers, including payments, fulfillment, ERP, marketing, and other categories, and may support demand generation through ecosystem-led distribution.

We continually evaluate our ideal customer profiles and resource allocation to prioritize customer segments and industries where our open, composable, and AI-enabled platform provides differentiated value. As part of our broader platform strategy, we have positioned Commerce as the parent brand unifying BigCommerce, Feedonomics, and Makeswift, reflecting an evolution toward an open, intelligent ecosystem designed to support modular commerce architectures and emerging AI-enabled and agentic commerce use cases.

Our **B2C customers** include branded manufacturers, multi-brand online retailers, and store-based retailers. These customers may use our platform for storefront management, merchandising, and omnichannel selling, and often integrate third-party technologies across marketing, payments, content management, and fulfillment.

We cater to a range of **B2B businesses,** including manufacturers, distributors, wholesalers, professional services, and hybrid B2B/B2C sellers. These customers may use capabilities such as account hierarchies, customer specific pricing, quoting workflows, and procurement-related functionality to support complex B2B use cases and digitize traditional sales motions.

Small business customers are typically growth-oriented merchants that may initially adopt foundational commerce functionality and expand usage as their operations scale. We seek to serve the SB market through accessible onboarding, self-service capabilities, and integrations that allow them to add functionality over time.

We serve these lines of business with professional-grade commerce solutions, high-touch experiences and seamless integration, providing dependable, customizable, and scalable tools that drive growth and enable business agility. With a synergistic combination of flexible platform capabilities, powerfully connected data, and visually captivating customer experiences, our unified platform helps businesses transform commerce operations, elevate customer experiences, and optimize revenue across all channels.

Retention and growth of our existing customers

We believe our long-term revenue growth is correlated with our ability to retain customers and expand their adoption of our platform. We continue to invest in product functionality to maximize customer success and retention, including investing in our technology to mitigate customer churn. Revenue from existing customers may increase through subscription plan upgrades, additional store deployments, expanded product utilization within Feedonomics, and the adoption of additional products, modules or bundled offerings across our portfolio. As customers grow their commerce operations, subscription revenue may increase through automated sales-based adjustments on certain plans and order-based adjustment on enterprise plans.

In addition, partner and services revenue generated through revenue-sharing agreements with our strategic technology partners generally increases as customer transaction volumes grow and as customers adopt additional integrated solutions within our ecosystem. Our ability to retain and grow our customers' commerce businesses often depends on the continued expansion of our platform and the capabilities of our strategic technology partners to provide revenue generating services to our customers. We continually evaluate prospective and existing partners' abilities to enhance the capabilities of our customers' commerce businesses. We add new partners and expand existing partner relationships to enhance the utility of our platform, while creating new opportunities to expand our revenue share in partner and services revenue. As we continue to grow as a platform, we believe our ability to realize more favorable and expansive revenue share agreements will grow as well.

We also grow by selling additional stores to existing customers. Our larger customers will often first use our platform to build a single online store that serves a single brand within their portfolio. These customers can then expand their usage of our platform by launching additional stores to serve additional brands, geographies, or use cases (e.g., B2B in addition to B2C). We continue to invest in product innovation, platform functionality, and customer success initiatives to support retention and drive increased adoption across our unified Commerce platform.

Additionally, we have seen meaningful growth in the lifetime value of our Feedonomics customers, driven by both higher engagement and the increase in the number and variety of products available to them.

The expansion of our Feedonomics offerings has played a crucial role in both retaining existing customers and enabling their

growth within our ecosystem. By continuously adding new features, tools, and integrations across our product suite, we have been able to meet the evolving needs of our customers, making it easier for them to expand their use of our platform and adopt additional solutions.

Our ability to offer more tailored solutions through a broader range of product offerings has allowed us to build stronger, more personalized relationships with customers, which in turn has contributed to reduced churn. Our ability to maintain and improve net revenue retention is influenced by product performance and innovation, pricing and packing, and the overall growth of our customers' commerce operations.

Realizing operating leverage from our investments

We have made significant investments in our SaaS platform and our global infrastructure. As we scale our business, we seek to drive operating leverage by growing revenue at a rate that exceeds the growth of operating expenses. Research and development has historically been one of our largest operating expense categories. By expanding our lower-cost engineering in lower-cost international locations and our use of AI, we are increasing development capacity while also driving leverage in engineering cost as a percentage of total revenue. In addition, we believe we will achieve operating leverage in marketing by continuing to emphasize lower-cost inbound techniques and growth in customer referrals from our technology and agency partners, especially as our revenue mix continues to shift to our ideal customer profiles. While we may see changes in margins from one period to another based on our relative pace of expansion and the associated level of investments required, we believe we will be able to run our business more efficiently as we continue to grow our revenue and gain further operating leverage as we scale.

Evolution of our technology partner ecosystem

Our partner ecosystem is also central to our business strategy. We believe we possess one of the deepest and broadest ecosystems of integrated technology solutions in the ecommerce industry. We strategically partner with, rather than compete against, the leading providers in adjacent categories, including payments, shipping, point of sale, content management systems, customer relationship management, enterprise resource planning, and omnichannel. Our partner-centric strategy stands in contrast to our largest competitors, which operate complex software stacks that compete across categories. We focus our research and development investments in our core product with an emphasis on composability, empowering our customers to grow and scale on their terms.

Business metrics

We review the following business metrics to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our business metrics may not correspond with increases or decreases in our revenue or operating results. As an example, some of our business metrics include annual revenue run-rate ("ARR"), subscription annual revenue run-rate ("Subscription ARR"), average revenue per account, and others are calculated as of the end of the last month and or the date of the reporting period.

We have elected to discontinue reporting certain historical business metrics and introduced two new measures that we believe better reflect the health and operating focus of the business following the fiscal year 2025 realignment. As a result, management has determined that Enterprise Account Metrics will no longer be disclosed by the Company beginning in fiscal year 2026. In connection with this change, we are introducing Gross Merchandise Volume ("GMV") and Net Revenue Retention ("NRR") as additional key operating metrics to provide investors with supplemental insight into the scale of commerce transacted on our platform and customer retention trends.

Annual revenue run-rate

We calculate annual revenue run-rate ("ARR") at the end of each month as the sum of: (1) contractual monthly recurring revenue at the end of the period, which includes platform subscription fees, invoiced growth adjustments, feed management subscription fees, recurring professional services revenue, and other recurring revenue, multiplied by twelve to prospectively annualize recurring revenue, and (2) the sum of the trailing twelve-month non-recurring and variable revenue, which includes one-time partner integrations, one-time fees, payments revenue share, and any other revenue that is non-recurring and variable.

The chart below illustrates Annual revenue run-rate (ARR) as of the periods ended.

	Year ended December 31,					
	2025		**2024**		**2023**	
Total ARR *(in thousands)*	$	359,136	$	349,599	$	336,541

Gross Merchandise Volume (GMV)

Gross Merchandise Volume ("GMV") represents the total dollar value of completed checkout transactions facilitated through the Commerce platform during the reporting period, including shipping and taxes. GMV is reported on a gross basis before deducting refunds or discounts. GMV is not a measure of revenue.

The chart below illustrates Gross Merchandise Volume for the twelve months ended.

(in millions)	Year ended December 31,	Annual % Change
2025	$ 31,696	12.3 %
2024	28,228	11.3

Net Revenue Retention (NRR)

Net Revenue Retention ("NRR") measures our ability to retain and expand revenue from existing customers over time. NRR is calculated by dividing total billings and allocated partner revenue from a cohort of customers during the trailing twelve-month period by the total billings and allocated partner revenue from the same customer cohort in the corresponding prior-year period. NRR reflects the impact of customer expansion and contraction and excludes revenue from customers added after the prior twelve-month period.

The chart below illustrates Net Revenue Retention for the twelve months trailing as of:

	Trailing twelve months as of	Sequential % Change
December 31, 2025	95.2 %	0.7 %
September 30, 2025	94.5	0.0
June 30, 2025	94.5	(0.5)
March 31, 2025	95.0	0.0
December 31, 2024	95.0	(0.0)

Subscription annual revenue run-rate

We calculate Subscription ARR at the end of each month as the sum of contractual monthly recurring revenue at the end of the period, which includes platform subscription fees, invoiced growth adjustments, feed management subscription fees, recurring professional services revenue, and other recurring revenue, multiplied by twelve to prospectively annualize recurring revenue.

The chart below illustrates Subscription annual revenue run-rate as of the periods ended.

	Year ended December 31,		
	2025	2024	2023
Subscription ARR (in thousands)	$ 272,411	$ 264,541	$ 256,412

Enterprise Average revenue per account

We calculate ARPA at the end of a period by including customer-billed revenue and an allocation of partner and services revenue, where applicable. We bill customers for subscription solutions and professional services, and we include both in ARPA for the reported period. For example, ARPA as of December 31, 2025, includes all subscription solutions and professional services billed between January 1, 2025, and December 31, 2025. We allocate partner revenue, where applicable, primarily based on each customer's share of GMV processed through that partner's solution. Partner revenue that is not directly linked to customer usage of a partner's solution is allocated based on each customer's share of total platform GMV. Each account's partner revenue allocation is calculated by taking the account's trailing twelve-month partner revenue, then dividing by twelve to create a monthly average to apply to the applicable period in order to normalize Enterprise ARPA for seasonality.

The chart below illustrates Enterprise average revenue per account as of the periods ended.

	Year ended December 31,		
	2025	2024	2023
Average revenue per account (in thousands)	$ 43,200	$ 44,458	$ 40,891

Enterprise Account metrics

To measure the effectiveness of our ability to execute against our growth strategy, we calculate ARR attributable to Enterprise Accounts. We define Enterprise Accounts as accounts with at least one unique Enterprise plan subscription or an enterprise level feed management subscription (collectively "Enterprise Accounts"). These accounts may have more than one Enterprise plan or a combination of Enterprise plans and non-enterprise plans. As a result of the 2025 realignment, these metrics are no longer a primary metric used by management and therefore will not be provided beginning in fiscal year 2026.

The chart below illustrates certain of our key business metrics as of the periods ended.

		Year ended December 31,				
		2025		**2024**		**2023**
Enterprise account metrics:						
Number of enterprise accounts		6,648		5,884		5,994
ARR attributable to enterprise accounts *(in thousands)*	$	287,193	$	261,590	$	245,100
ARR attributable to enterprise accounts as a percentage of Total ARR		80%		75%		73%

Components of results of operations

Revenue

We generate revenue from two sources: (1) subscription solutions revenue and (2) partner and services revenue.

Subscription solutions revenue consists primarily of platform subscription fees from plans and recurring professional services. Subscription solutions are typically charged annually for our customers to sell their products and process transactions on our platform. Subscription solutions are generally charged per online store and are based on the store's subscription plan. Our Enterprise plan contracts are generally for a fixed term of 12 to 36 months and are non-cancelable. Our pricing strategy provides enterprise merchants a discount for a period of time from their contractual obligations. Merchants have full access to the functionality of our platform upon contract execution, and revenue is recognized ratably over the contract life. Our retail plans are generally month-to-month contracts. Monthly subscription fees for Enterprise plans are adjusted if a customer's GMV or orders processed are outside of specified plan thresholds on a trailing twelve-month basis. Fixed monthly fees and any transaction charges related to subscription solutions are recognized as revenue in the month they are earned.

Through Feedonomics, we provide feed management solutions under service contracts which are generally one year or less and, in many cases, month-to-month. These service types may be sold stand-alone or as part of a multi-service bundle (e.g. both marketplaces and advertising) and are billed monthly in arrears.

We also generate partner revenue from our technology application ecosystem. Customers tailor their stores to meet their feature needs by integrating applications developed by our strategic technology partners. We enter into contracts with our strategic technology partners that are generally for one year or longer. We generate revenue from these contracts in three ways: (1) revenue-sharing arrangements, (2) technology integrations, and (3) partner marketing and promotion. We recognize revenue on a net basis from revenue-sharing arrangements when the underlying transaction occurs.

We also generate revenue from non-recurring professional services that we provide to complement the capabilities of our customers and their agency partners. Our services help improve customers' time-to-market and the success of their businesses. Our non-recurring services include education packages, launch services, solutions architecting, implementation consulting, and catalog transfer services.

Cost of revenue

Cost of revenue consists primarily of: (1) personnel-related expenses (including stock-based compensation expense and associated payroll costs) for our customer success teams, (2) costs that are directly related to hosting and maintaining our platform, (3) fees for processing customer payments such as credit card processing charges, (4) personnel and other costs related to feed management, and (5) allocated overhead costs, such as technology and facility costs.

Sales and marketing

Sales and marketing expenses consist primarily of: (1) personnel-related expenses (including stock-based compensation expense and associated payroll costs), (2) sales commissions, (3) marketing programs, (4) travel-related expenses, and (5) allocated overhead costs, such as technology and facility costs. We focus our sales and marketing efforts on creating sales leads and establishing and promoting our brand. Incremental sales commissions for new customer contracts are deferred and amortized ratably over the estimated period of our relationship with such customers which approximates three years.

Research and development

Research and development expenses consist primarily of personnel-related expenses (including stock-based compensation expense and associated payroll costs) incurred in maintaining and developing enhancements to our ecommerce platform, optimization of AI-powered data and flexible storefront creation, and allocated overhead costs, such as technology and facility costs. Software

development costs associated with internal use software which are incurred during the application development phase and meet other requirements are capitalized.

General and administrative

General and administrative expenses consist primarily of: (1) personnel-related expenses (including stock-based compensation expense and associated payroll costs) for finance, legal and compliance, human resources, and certain members of our executive team, (2) external professional services, and (3) allocated overhead costs, such as technology and facility costs.

Acquisition related expenses

Acquisition related expenses consists of cash payments for third-party acquisition costs and other acquisition related expenses, including contingent compensation arrangements entered into in connection with acquisitions.

Restructuring charges

Restructuring charges consist primarily of severance payments, professional services, contract costs, accelerated depreciation of internal use software, exits of certain office leases, and other related costs.

Amortization of intangible assets

Amortization of intangible assets consist of amortization of developed technology and acquired intangible assets which were recognized as a result of business combinations. These assets are being amortized over their expected useful life.

Gain on convertible notes extinguishment

Gains recorded net of proportionate share of unamortized debt issuance costs and certain third party transaction costs relate to the repurchase transactions of the 2026 Convertible Notes and exchange transaction of the 2026 Convertible Notes for the 2028 Convertible Notes.

Interest income

Interest income is earned on our cash, cash equivalents and marketable securities.

Interest expense

Interest expense consists primarily of the interest expense from the amortization of the debt issuance costs and coupon interest attributable to our 2028 and 2026 Convertible Notes with offsetting amortization of the debt premium related to the 2028 Convertible Notes and capitalization of interest expense.

Other expenses

Other expense primarily consists of foreign currency translation adjustments.

Provision for income taxes

Our provision for income taxes consists primarily of current state and foreign jurisdictions in which we conduct business, deferred income taxes associated with amortization of tax deductible goodwill. For U.S. federal income tax purposes and in certain foreign and state jurisdictions, we have NOL carryforwards. The foreign jurisdictions in which we operate have different statutory tax rates than those of the United States. Additionally, certain of our foreign earnings may also be currently taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate.

Results of operations

The following table summarizes our historical consolidated statement of operations data. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Year ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Revenue	$ 342,349	$ 332,927	$ 309,394
Cost of revenue [(1)]	72,752	77,589	74,202
Gross profit	269,597	255,338	235,192
Operating expenses:			
Sales and marketing[(1)]	136,968	129,602	140,230
Research and development[(1)]	73,021	80,879	83,460
General and administrative[(1)]	55,863	61,794	58,838
Amortization of intangible assets	8,475	9,736	8,422
Acquisition related costs	444	1,334	10,252
Restructuring charges	11,043	13,677	6,434
Total operating expenses	285,814	297,022	307,636
Loss from operations	(16,217)	(41,684)	(72,444)
Gain on convertible note extinguishment	3,931	12,110	0
Interest income	4,818	10,568	11,493
Interest expense	(10,027)	(6,051)	(2,884)
Other expenses	(681)	(958)	(836)
Loss before provision for income taxes	(18,176)	(26,015)	(64,671)
Provision for income taxes	(1,166)	(1,015)	0
Net loss	$ (19,342)	$ (27,030)	$ (64,671)

[(1)] Amounts include stock-based compensation expense and associated payroll tax costs, as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Cost of revenue	$ 2,558	$ 3,533	$ 4,949
Sales and marketing	6,518	9,252	13,474
Research and development	9,338	13,614	13,478
General and administrative	5,625	10,000	9,785

Revenue by geographic region

The composition of our revenue by geographic region during the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,		Change		
	2025	**2024**	**Amount**	**Percent**	
	(in thousands)				
Revenue					
Americas – United States	$ 259,090	$ 253,484	$ 5,606	2.2	%
EMEA	42,605	38,031	4,574	12.0	
APAC	24,751	25,750	(999)	(3.9)	
Rest of World	15,903	15,662	241	1.5	
Total Revenue	$ 342,349	$ 332,927	$ 9,422	2.8	%

Comparison of years ended December 31, 2025 and 2024

Revenue

The following table presents the components of our revenue for each of the periods indicated:

	Year ended December 31,				Change			
	2025		2024		Amount		Percent	
	(dollars in thousands)							
Revenue								
Subscription solutions	$	255,623	$	247,870	$	7,753	3.1	%
Partner and services		86,726		85,057		1,669	2.0	
Total revenue	$	342,349	$	332,927	$	9,422	2.8	%

Total revenue increased for the year ended December 31, 2025 from the year ended December 31, 2024, due to an increase in both subscription solutions and partner and services revenue. Subscription solutions revenue increased primarily due to the increases in small business, enterprise, and Feedonomics customers. Partner and services revenue increased primarily as a result of increases in revenue-sharing activity offset by decreases in stand ready hosting and integration activity.

Cost of revenue, gross profit, and gross margin percentage

The following table presents our cost of revenue, gross profit, and gross margin percentage for each of the periods indicated:

	Year ended December 31,				Change			
	2025		2024		Amount		Percent	
	(dollars in thousands)							
Cost of revenue	$	72,752	$	77,589	$	(4,837)	(6.2)	%
Gross profit		269,597		255,338		14,259	5.6	
Gross margin percentage		78.7 %		76.7 %				

Cost of revenue decreased for the year ended December 31, 2025 from the year ended December 31, 2024. The decrease in expense was primarily attributable to the recording of certain expenses in sales and marketing in fiscal year 2025 while prior years expenses of $5.5 million were recorded in cost of revenue as certain employees were moved from customer support roles to sales and marketing roles in connection with our restructuring initiatives. The remaining changes relate to reductions in payroll costs and share-based compensation expense of $4.8 million, offset by increases in web hosting of $2.3 million, $2.3 million of IT related costs, and other expenses such as professional services and depreciation of $0.9 million. Gross margin increased during 2025 from 2024, due to increased efficiency in customer service staffing and spending.

We expect cost of revenue to increase in absolute dollars primarily driven by additional hosting costs, but anticipate that cost of revenue as a percentage of revenue will remain consistent in future periods. We expect gross margin percentage to remain consistent in future periods.

Operating expenses

The following tables present our operating expenses for each of the periods indicated:

	Year ended December 31,					Change			
	2025		As a % of Total Revenue	2024		As a % of Total Revenue	Amount		Percent	
	(dollars in thousands)									
Sales and marketing	$	136,968	40.0 %	$	129,602	38.9 %	$	7,366	5.7	%
Research and development		73,021	21.3		80,879	24.3		(7,858)	(9.7)	
General and administrative		55,863	16.3		61,794	18.6		(5,931)	(9.6)	
Amortization of intangible assets		8,475	2.5		9,736	2.9		(1,261)	(13.0)	
Acquisition related expenses		444	0.1		1,334	0.4		(890)	(66.7)	
Restructuring charges		11,043	3.2		13,677	4.1		(2,634)	(19.3)	
Total operating expenses	$	285,814	83.4 %	$	297,022	89.2 %	$	(11,208)	(3.8)	%

Sales and marketing

Sales and marketing expenses increased for the year ended December 31, 2025 from the year ended December 31, 2024. The period over period increase was largely related to the recording of certain expenses in sales and marketing in fiscal year 2025 while in the prior year these expenses of $7.6 million were recorded in cost of revenue and general and administrative as certain employees were moved from customer support and general and administrative roles to sales and marketing roles in connection with our restructuring initiatives. Excluding the impact of these expenses, the period over period decrease of $0.2 million was primarily driven by decreases in marketing spend of $5.9 million, offset by increases in payroll costs and share-based compensation expense of $2.4 million, $1.8 million in IT related costs, and $1.5 million in professional service costs.

We expect sales and marketing expenses to decrease, both in absolute dollars and as a percentage of revenue, in the near term, primarily as a result of initiatives implemented to optimize operational costs and efficiencies in connection with the 2025 Restructure.

Research and development

Research and development expenses decreased for the year ended December 31, 2025 from December 31, 2024, primarily due to a decrease in staffing costs of $6.9 million, including stock-based compensation and associated payroll costs, and a decrease of $3.0 million in IT related costs and variable spend, offset by increases in other expenses such as professional services of $1.5 million and depreciation of $0.5 million.

We expect research and development expenses as a percentage of revenue to increase as we continue to prioritize investment in our core offerings throughout fiscal year 2026.

General and administrative

General and administrative expenses decreased for the year ended December 31, 2025 from December 31, 2024. A portion of the decrease is attributable to the recording of certain expenses in sales and marketing in the fiscal year 2025 while in prior years expenses of $2.1 million were recorded in general and administrative due to changes in employee roles. The remaining changes were primarily due to a $4.6 million reduction in staffing costs, including stock-based compensation expense and payroll costs, a decrease of $1.0 million in insurance and taxes, offset by an increase of $1.8 million of professional services.

We expect general and administrative expenses as a percentage of revenue to decrease in the near term primarily as a result of initiatives implemented to optimize operational costs and efficiencies in connection with the 2025 Restructure.

Amortization of intangible assets

Amortization of intangible assets decreased for the year ended December 31, 2025 from December 31, 2024. The decrease was due to certain acquired assets being fully amortized in the prior year.

Acquisition related expenses

Acquisition related expense decreased for the year ended December 31, 2025 from December 31, 2024. The decrease was primarily attributable to the amortization of deferred compensation for the Makeswift acquisition which was fully amortized for the year ended December 31, 2025.

Restructuring charges

Restructuring charges decreased for the year ended December 31, 2025 from December 31, 2024. The 2025 realignment included severance payments, professional services, contract costs, accelerated depreciation of internal use software and other related costs.

We expect to incur additional costs relating to the 2025 Restructure of approximately $3.0 million to $6.6 million through fiscal 2026 relating to relocation and retention benefits and professional services costs.

Other income

The following tables present our other income/(expenses) for each of the periods indicated:

	Year Ended December 31,				Change			
	2025		2024		Amount		Percent	
	(dollars in thousands)							
Gain on convertible note extinguishment	$	3,931	$	12,110	$	(8,179)	(67.5)	%
Interest income		4,818		10,568		(5,750)	(54.4)	
Interest expense		(10,027)		(6,051)		(3,976)	65.7	
Other expenses		(681)		(958)		277	(28.9)	
Total Other income/(expenses)	$	(1,959)	$	15,669	$	(17,628)	(112.5)	%

Gain on convertible note extinguishment decreased for the year ended December 31, 2025 from December 31, 2024 as a results of the repurchase and exchange transactions that occurred in 2024. In fiscal year 2025 the Company repurchased approximately $59.1 million aggregate principal amount of its 2026 Convertible Notes for aggregate cash consideration of approximately $54.4 million, including accrued but unpaid interest which resulted in the $3.9 million gain.

Interest income decreased for the year ended December 31, 2025 from December 31, 2024. This decrease was due to lower yields on our cash equivalents and marketable securities in 2024 primarily as a result of less cash, cash equivalents, and marketable securities during the period.

Interest expense increased for the year ended December 31, 2025 from December 31, 2024. This increase was the due to the exchange of the 2026 Convertible Notes interest rate of 0.25 per annum for the 2028 Convertible Notes at a higher effective interest rate of 7.50 percent per annum in the third quarter of 2024.

Other expenses increased for the year ended December 31, 2025 from December 31, 2024. This increase was due to the impact of foreign currency exchange rates.

Provision for income taxes

Our provision for income taxes increased approximately $0.2 million for the year ended December 31, 2025 from December 31, 2024. This increase was due to additional state tax expense in fiscal 2025.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,					
	2025		2024		2023	
	(in thousands)					
Net cash provided by (used in) operating activities	$	25,491	$	26,254	$	(24,243)
Net cash provided by (used in) investing activities		(16,608)		105,293		2,816
Net cash provided by (used in) financing activities		(53,076)		(114,036)		1,242
Net increase (decrease) in cash, cash equivalents and restricted cash	$	(44,193)	$	17,511	$	(20,185)

As of December 31, 2025, we had $143.0 million in cash, cash equivalents, restricted cash, and marketable securities, a decrease of $36.6 million compared to $179.6 million for the year ended December 31, 2024. Cash and cash equivalents consist of highly-liquid investments with original maturities of less than three months. Our restricted cash balance of $1.9 million and $1.5 million at December 31, 2025 and December 31, 2024, respectively, primarily consists of security deposits for future chargebacks and amounts on deposit with certain financial institutions. Our marketable securities balance of $96.8 million and $89.3 million at December 31, 2025 and December 31, 2024, respectively, consists of investments in corporate and U.S. treasury securities. We maintain cash account balances in excess of Federal Deposit Insurance Corporation (FDIC) insured limits.

Operating activities

Net cash provided by operating activities for the years ended December 31, 2025 and 2024 was $25.5 million and $26.3 million, respectively. This consisted primarily of our net losses adjusted for certain non-cash items including depreciation, amortization of

intangible assets, convertible note premium and convertible note issuance costs amortization, stock-based compensation, bad debt expense, gain on extinguishment of convertible notes, and the effect of changes in working capital.

Investing activities

Net cash used in investing activities during the year ended December 31, 2025 was $16.6 million. It consisted of the purchase of marketable securities of $92.8 million, purchase of property, equipment, leasehold improvements and capitalized internal-use software of $8.6 million, and cash paid for the website domain name of $2.4 million offset by the sale and maturity of marketable securities of $87.3 million.

Net cash provided by investing activities during the year ended December 31, 2024 was $105.3 million. It consisted primarily primarily of the sale and maturity of marketable securities of $205.2 million offset by the purchase of property, equipment, leasehold improvements and capitalized internal-use software of $3.7 million and the purchase of marketable securities of $96.1 million.

Financing activities

Net cash used in financing activities during the year ended December 31, 2025 was $53.1 million primarily consisting of repayment of convertible notes and financing obligations, including convertible notes issuance costs of $54.7 million, and taxes paid related to net share settlement of stock options and restricted stock units of $2.0 million, offset by $3.6 million of proceeds from exercise of stock options.

Net cash used in financing activities during the year ended December 31, 2024 was $114.0 million primarily consisting of repayment of convertible notes and financing obligations of $109.1 million, payment of issuance costs of $3.2 million related to the Convertible Notes, and taxes paid related to net share settlement of stock options and restricted stock units of $2.4 million.

Fiscal Year Ended December 31, 2024 and 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Liquidity and capital resources

We are committed to cash flow generation and cash management by focusing on operational efficiency and organization simplification, and we continue to evaluate all of our spending to look for opportunities to drive improvements in cash flow. Our success in transitioning our customer base from legacy month-to-month contracts to annual contracts has continued to result in better cash flow as these efforts have increased the timing of our cash receipts.

Our operational short-term liquidity needs primarily include working capital for sales and marketing, research and development, and continued innovation. Our future capital requirements will depend on many factors, including our growth rate, levels of revenue, market acceptance of our platform, the results of business initiatives including our efforts in transitioning our customers to annual billings, continued reduction in churn, the timing of new product introductions, the continued impact of the inflation on the global economy, market risk due to elevated interest rates, our business, financial condition, and results of operations.

We believe that our existing cash and cash equivalents and our cash flows from operating activities will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months.

Additionally, with our 2026 Convertible Notes restructuring in fiscal 2024, there was a reduction in our cash and cash equivalents. However, we believe as a result of the renegotiation and extension of the remaining obligation and through our operating efficiencies achieved through the 2025 realignment, we have decreased our overall debt leverage and better optimized our maturities. The restructuring of the convertible notes requires semi-annual interest payments and increases our contractual interest rate to 7.50 percent.

From time to time, we may seek to repurchase, redeem or otherwise retire our Convertible Notes through cash repurchases and/or exchanges for equity securities, in open market repurchases, privately negotiated transactions, tender offers or otherwise. Such repurchases, redemptions or other transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. We do not have any material off-balance sheet arrangements that we expect would materially affect our liquidity and capital resources.

Indebtedness

2028 Convertible Notes

In August 2024, we issued $150.0 million in aggregate principal amount of the Company's new 7.50 percent convertible senior notes due 2028 (the "2028 Convertible Notes"). The 2028 Convertible Notes were issued pursuant to, and are governed by, an indenture (the "2028 Convertible Notes Indenture"), dated as of August 7, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee.

The 2028 Convertible Notes are our senior, initially unsecured obligations and will accrue interest at a rate of 7.50 percent per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2028 Convertible Notes will mature on October 1, 2028, unless earlier converted, redeemed or repurchased. Before July 3, 2028, noteholders will have the right to convert their 2028 Convertible Notes only upon the occurrence of certain events. From and after July 3, 2028, noteholders may convert their 2028 Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election. The initial conversion rate is 62.5000 shares of common stock per $1,000 principal amount of 2028 Convertible Notes, which represents an initial conversion price of $16.00 per share of common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a "Make-Whole Fundamental Change" (as defined in the 2028 Convertible Notes Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

We may not redeem the 2028 Convertible Notes at its option at any time before October 7, 2026. The 2028 Convertible Notes will be redeemable, in whole or in part (subject to the "Partial Redemption Limitation" (as defined in the 2028 Convertible Notes Indenture)), at the Company's option at any time, and from time to time, on or after October 7, 2026 and on or before the 25th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Company's common stock exceeds 130 percent of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, calling any 2028 Convertible Note for redemption will constitute a Make-Whole Fundamental Change with respect to that 2028 Convertible Note, in which case the conversion rate applicable to the conversion of that 2028 Convertible Note will be increased in certain circumstances if it is converted after it is called for redemption. Pursuant to the Partial Redemption Limitation, we may not elect to redeem less than all of the outstanding 2028 Convertible Notes unless at least $100.0 million aggregate principal amount of 2028 Convertible Notes are outstanding and not subject to redemption as of the time the Company sends the related redemption notice.

If certain corporate events that constitute a "Fundamental Change" (as defined in the 2028 Convertible Notes Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their 2028 Convertible Notes at a cash repurchase price equal to the principal amount of the 2028 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's common stock.

The 2028 Convertible Notes have customary provisions relating to the occurrence of "Events of Default" (as defined in the 2028 Convertible Notes Indenture), which include the following: (i) certain payment defaults on the 2028 Convertible Notes (which, in the case of a default in the payment of interest on the 2028 Convertible Notes, will be subject to a 30-day cure period); (ii) the Company's failure to send certain notices under the 2028 Convertible Notes Indenture within specified periods of time; (iii) the Company's failure to comply with certain covenants in the 2028 Convertible Notes Indenture relating to the Company's ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the 2028 Convertible Notes Indenture or the 2028 Convertible Notes if such default is not cured or waived within 60 days after notice is given in accordance with the 2028 Convertible Notes Indenture; (v) certain payment defaults on the Company's credit facility if the Company has entered into the Security Documents (as defined in the 2028 Convertible Notes Indenture), (vi) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $20,000,000; and (vii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2028 Convertible Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25 percent of the aggregate principal amount of 2028 Convertible Notes then outstanding, by notice to the Company and the trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2028 Convertible Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the 2028 Convertible Notes for up to 180 days at a specified rate per annum not exceeding 0.50 percent on the principal amount of the 2028 Convertible Notes.

The 2028 Convertible Notes Indenture contains a number of restrictive covenants and limitations, including restrictions on the Company's ability to incur certain indebtedness, as further described in the Indenture. In addition, to the extent the Company incurs subordinated indebtedness pursuant to the terms of the Indenture, it will be required to secure the 2028 Convertible Notes, subject only to prior security interests in favor of lenders under any senior secured revolving credit facility, if then outstanding.

2026 Convertible Notes

In September 2021, the Company issued $345.0 million aggregate principal amount of its 2026 Convertible Notes. The net proceeds from the sales of the 2026 Convertible Notes was approximately $335.0 million after deducting offering and issuance costs related to the 2026 Convertible Notes and before the 2021 Capped Call transactions. Interest on the 2026 Convertible Notes accrues at a rate of 0.25 percent per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022.

In February 2025, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of its outstanding 2026 Convertible Notes to repurchase approximately $59.1 million aggregate principal amount of its 2026 Convertible Notes for aggregate cash consideration of approximately $54.4 million, including accrued but unpaid interest. This transaction resulted in a net gain on repurchases of debt of approximately $3.9 million, net $0.6 million write-off of unamortized debt issuance costs. As of December 31, 2025, approximately $4.1 million principal amount of 2026 Convertible Notes remain outstanding.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 or as of December 31, 2024.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions on the reported revenue generated and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are described in the notes to our included consolidated financial statements, we believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue recognition

We recognize revenue from two sources: (1) subscription solutions revenue and (2) partner and services revenue.

Subscription solutions revenue consists primarily of: (1) platform subscription fees and (2) recurring professional services. We generally recognize platform subscription fees and recurring professional services revenue in the month they are earned. We begin revenue recognition on the date that our service is made available to our customers. Fixed monthly fees and any overage charges related to subscription solutions are recognized as revenue in the month they are earned.

Partner and services revenue is derived from: (1) revenue-sharing arrangements, (2) technology integrations, (3) partner marketing and promotion, and (4) non-recurring professional services. We recognize revenue on a net basis from revenue-sharing arrangements when the underlying transaction occurs. We recognize revenue from technology integration fees ratably over the contractual term because technology integration and platform access are deemed to be a single performance obligation. Revenue from partner marketing and promotion and non-recurring professional services is recognized as the service is performed.

We recognize revenue from Feedonomics' technology platform and related services under service contracts which are generally one year or less, and in many cases month-to-month. These service types may be sold stand-alone or as part of a multi-service bundle (e.g. both marketplaces and advertising). Services are performed and fees are determined based on monthly usage and are billed in arrears.

Allowance for credit losses

We assess the collectability of outstanding accounts receivable on an ongoing basis and maintain an allowance for credit losses for accounts receivable deemed uncollectible. In order to determine the allowance, we analyze grouped customers by similar risk profiles, along with the invoiced accounts receivable portfolio, the age of the outstanding balance and historical write-offs, and unbilled accounts receivable for significant risks and historical collection activity. Additionally, the Company early adopted ASU 2025-05 - Financial Instruments - Credit Losses, and applied the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. The adoption had no impact on our financial statements.

Equity-based compensation

We measure stock-based compensation for stock options at fair value on the date of grant using the Black-Scholes option pricing model. Compensation cost is recognized on a straight-line basis over the requisite service period. Stock compensation costs are reduced by the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

The Black-Scholes Option-pricing model requires the input of highly subjective assumptions, which determine the fair value of stock-based awards. These assumptions include:

- **Expected volatility** - As we have a short trading history for our common stock, we estimate volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant.

- **Risk-free interest rate** - The risk-free interest rate was based on the United States Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

- **Dividend yield** - We used an expected dividend yield of zero. We have never declared or paid any cash dividends on our common stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

- **Expected term** - We elected to use the simplified method to compute the expected term. We have a limited history of exercise activity and our stock options meet the criteria of "plain-vanilla" options as defined by the SEC. The simplified method calculates the expected term by taking the average of the vesting term and the original contractual term of the awards.

We measure stock-based compensation for restricted stock units (RSUs) based on the fair market value of the common stock on the grant date. RSUs typically vest over a four-year period either (i) in equal annual installments, or (ii) 25 percent on the one-year anniversary of the grant date with the remaining 75 percent vesting in equal quarterly installments thereafter, in each case, subject to continued service. Stock-based compensation expense is recognized straight-line over the requisite service period, net of estimated forfeitures.

We grant PSUs to executive officers and other members of senior management which provide for shares of common stock to be earned based on our total stockholder return compared to the Russell 2000 index, and referred to as market-based awards. We value these market-based awards on the grant date using the Monte Carlo simulation model. The determination of fair value is affected by our stock price and a number of assumptions including the expected volatility and the risk-free interest rate. We assume no dividend yield and recognizes stock-based compensation expense on a straight-line basis from grant date over the service period of the award. The market-based awards will cliff-vest at the end of the three-year period ranging from 0 percent to 200 percent of the target number of PSUs granted.

We also grant PSUs to executive officers and other members of senior management which provide for shares of common stock to be earned based on its attainment of our adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and revenue relative to a target specified in the applicable agreement, and are referred to as our performance-based awards. We value these awards at the closing market price on the date of grant. The vesting of our performance-based awards are conditioned upon the achievement of certain targets and will vest in three annual tranches in a percentage of the target number of shares between 0 percent to 200 percent. The Company recognizes stock-based compensation expense on a straight-line basis over the service period, if it is probable that the performance condition will be achieved. Adjustments to stock-based compensation expense are made, as needed, each reporting period based on changes in our estimate of the number of units that are probable of vesting.

Restructuring charges

Costs to restructure certain internal operations are accounted for as one-time termination and exit costs. A liability for a cost associated with restructuring activities is recognized and measured at its estimated fair value in our consolidated balance sheet in the period the liability is incurred. All costs relating to restructurings are recorded as "Restructuring charges" in the consolidated statement of operations.

We recognize employee severance costs when payments are probable and amounts are estimable or when notification occurs depending on whether the severance costs paid are part of the our general plan. When estimating the fair value of facility restructuring activities, assumptions were applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates which may materially affect our consolidated results of operations and financial position in the period the revision is made. Costs related to contracts without future benefit or contract terminations are recognized at the earlier of the contract termination or the cease-use dates. Additionally, restructuring charges include considerations of various capital alternatives or changes in business activities which include expenses related to retention and relocation benefits, accelerated depreciation, professional services, and other costs.

Recent accounting pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our included audited consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest rate risk

Our cash, cash equivalents and restricted cash, consist primarily of interest-bearing accounts. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk in the future, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial paper, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments. An immediate increase or decrease in interest rates of 100 basis points at December 31, 2025 could result in a $1.0 million market value reduction or increase of the same amount.

In August 2024, we issued the 2028 Convertible Notes with an aggregate principal amount of $150.0 million, the full amount of which is outstanding as of December 31, 2025. The 2028 Convertible Notes have a fixed interest rate of 7.50 percent; we do not face variable interest rate risk with respect to the 2028 Convertible Notes. The fair value of the 2028 Convertible Notes changes when the market price of our stock fluctuates or market interest rates change.

Foreign currency exchange risk

All of our revenue and a majority of our expense and capital purchasing activities for the year ended December 31, 2025 were transacted in U.S. dollars. Our international revenue is currently collected in U.S. dollars. In the future, we expect that our international sales will be primarily denominated in U.S. dollars. If we decide in the future to denominate international sales in currencies other than the U.S. dollar, unfavorable movement in the exchange rates between the U.S. dollar and the currencies in which we conduct foreign sales could have an adverse impact on our revenue.

A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are subject to fluctuations due to changes in foreign currency exchange rates. In particular, in our Mexico, Australia and UK-based operations, we pay payroll and other expenses in Mexican pesos, Australian dollars and British pounds sterling, respectively. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses.

We currently do not hedge foreign currency exposure. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options, and/or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect future hedging activities would have on our operating results.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Our investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, and highly rated corporate securities, subject to certain concentration limits and restrictions on maturities. Our cash and cash equivalents and restricted cash are held by financial institutions that management believes are of high credit quality. Amounts on deposit may at times exceed FDIC insured limits. We have not experienced any losses on our deposits of cash and cash equivalents, and accounts are monitored by management to mitigate risk. We are exposed to credit risk in the event of default by the financial institutions holding our cash and cash equivalents or an event of default by the issuers of the corporate debt securities we hold.

Item 8. Financial Statements and Supplementary Data.

The information required by this item is incorporated by reference to the consolidated financial statements and accompanying notes set forth on pages F-1 through F-34 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial and Chief Operating Officer (principal financial officer), has evaluated our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this report, our Chief Executive Officer and Chief Financial and Chief Operating Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included in Item 8 of this Annual Report on Form 10-K.

Remediation of Previously Reported Material Weakness

As previously reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, we identified a material weakness in internal control over financial reporting. The material weakness related to information technology general controls that support our financial reporting process. Specifically, management determined that we had not maintained effective controls over (i) user access to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to the appropriate personnel, and (ii) program change management for financial applications to ensure that information technology ("IT") program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately. As a result, our related IT dependent manual and application controls that rely upon the affected ITGC's, or information coming from IT systems with affected ITGC's were also deemed ineffective. This material weakness did not result in any material misstatement of our financial statements. While this material weakness did not result in a material misstatement of our financial statements, there was a reasonable possibility that it could have resulted in a material misstatement in the Company's annual or interim consolidated financial statements that would not be detected. Accordingly, we determined that it constituted a material weakness.

With respect to the material weakness described above, the Company, under the oversight of the Audit Committee, completed a risk assessment over our financial reporting processes, revised existing IT entity level policies, and completed the re-design and implementation of IT general controls. During the fiscal year ended December 31, 2025, we completed our testing of the operating effectiveness of internal controls impacted by these remediation efforts and determined the material weakness has been remediated as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

Other than the material weakness remediation activities described above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by Part III, Item 10, will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated by reference.

Insider Trading Compliance Policy

The Company has adopted an Insider Trading Compliance Policy that governs the purchase, sale, and other dispositions of the Company's securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's Insider Trading Compliance Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information required by Part III, Item 11, will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by Part III, Item 12, will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by Part III, Item 13, will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated by reference.

Item 14. Principal Accounting Fees and Services.

Information required by Part III, Item 14, will be included in our Proxy Statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated by reference.

Item 15. Exhibits, Financial Statement Schedules.

   (a) Documents Filed with Report

      (1) Financial Statements;

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-5
Consolidated Statements of Operations for the Years ended December 31, 2025, 2024, and 2023	F-6
Consolidated Statements of Comprehensive Loss for the Years ended December 31, 2025, 2024, and 2023	F-7
Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2025, 2024, and 2023	F-8
Consolidated Statements of Cash Flows for the Years ended December 31, 2025, 2024, and 2023	F-9
Notes to Consolidated Financial Statements	F-10

      (2) Financial Statement Schedules.

      Schedules required by this item have been omitted since they are either not required or not applicable or because the information required is included in the consolidated financial statements included elsewhere herein or the notes thereto.

      (3) Exhibits.

      The information required by this Item is set forth on the exhibit index that precedes the signature page of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

   None.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Seventh Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect	8-K	001-39423	3.1	August 7, 2020
3.2	Certificate of Amendment to Seventh Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect	8-K	001-39423	3.1	July 31, 2025
3.3	Third Amended and Restated Bylaws of the Registrant, as currently in effect	8-K	001-39423	3.2	July 31, 2025
4.1	Indenture, dated September 14, 2021 between Registrant and U.S National Association	8-K	001-39423	4.1	September 15, 2021
4.2	Form of certificate representing the 0.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)	8-K	001-39423	4.1	September 15, 2021
4.3	Indenture, dated as of August 7, 2024, between BigCommerce Holdings, Inc. and U.S. Bank Trust Company, National Association, as trustee.	8-K	001-39423	4.1	August 7, 2024
4.4	Form of certificate representing the 7.5% Convertible Senior Notes due 2028 (included as Exhibit A to Exhibit 4.1)	8-K	001-39423	4.1	August 7, 2024
4.5**	Description of Registrant's Securities				
10.1	Form of Capped Call Confirmation	8-K	001-39423	10.1	September 15, 2021
10.2+	Form of Indemnification Agreement for Officers and Directors	S-1/A	333-239838	10.4	July 28, 2020
10.3+	BigCommerce Holdings, Inc. Amended and Restated 2013 Stock Plan (including forms of award agreements thereunder)	S-8	333-242387	4.3	August 7, 2020
10.4+	BigCommerce Holdings, Inc. 2020 Equity Incentive Plan (including forms of award agreements thereunder)	S-8	333-242387	4.4	August 7, 2020
10.5+	BigCommerce Holdings, Inc. 2020 Employee Stock Purchase Plan (including forms of award agreements thereunder)	S-8	333-242387	4.5	August 7, 2020
10.6+	Offer Letter dated September 9, 2016, by and between the Registrant and Brian Dhatt	S-1	333-239838	10.15	July 13, 2020
10.7+	Amendment to Offer Letter dated February 2, 2017, by and between BigCommerce, Inc. and Brian Dhatt	S-1	333-239838	10.16	July 13, 2020
10.8+	Offer Letter dated October 7, 2015, by and between the Registrant and Russell Klein	10-Q	001-39423	10.4	May 4, 2022
10.9+	Promotion Letter dated December 26, 2017, executed by Russell Klein	10-Q	001-39423	10.5	May 4, 2022
10.10+	Amendment to Offer Letter dated March 2, 2019, by and between the Registrant and Russell Klein	10-Q	001-39423	10.6	May 4, 2022
10.11+	Form of Severance Letter Agreement, dated August 9, 2022	8-K	001-39423	10.1	August 12, 2022

10.12+	Form of Equity Acceleration Letter, dated February 28, 2023	10-K	001-39423	10.25	March 1, 2023
10.13+	Promotion Letter dated June 12, 2023, executed by Daniel Lentz	10-K	001-39423	10.26	February 29, 2024
10.14+	Form of Performance Unit Agreement	8-K	001-39423	10.1	March 8, 2024
10.15+	Form of Notice of Grant of Performance Units (Adjusted EBITDA)	8-K	001-39423	10.2	March 8, 2024
10.16+	Form of Notice of Grant of Performance Units (Revenue)	8-K	001-39423	10.3	March 8, 2024
10.17+	Form of Notice of Grant of Performance Units (Total Stockholder Return)	8-K	001-39423	10.4	March 8, 204
10.18#	Exchange Agreement, dated as of July 31, 2024, between BigCommerce Holdings, Inc. and Lynrock Lake Master Fund LP.	8-K	001-39423	10.1	July 31, 2024
10.19+	Amended and Restated Offer Letter for Travis Hess, dated October 1, 2024.	8-K	001-39423	10.1	October 2, 2024
10.20+	Offer Letter for Ellen Siminoff, dated October 1, 2024.	8-K	001-39423	10.2	October 2, 2024
10.21*	Sublease dated January 3, 2025	8-K	001-39423	10.1	January 10, 2025
10.22**+	Offer Letter for Chuck Cassidy, dated July 10, 2023				
19.1**	Insider Trading Compliance Policy of the Registrant				
21.1**	List of Subsidiaries of the Registrant				
23.1**	Consent of Independent Registered Public Accounting Firm				
31.1**	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2**	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1**	Commerce.com, Inc. Policy For Recovery of Erroneously Awarded Compensation				
101.INS**	Inline XBRL Instance Document.				
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.				

101.PRE** Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104   Cover Page Interactive Data File (Embedded within the Inline XBRL
           document and included in the Exhibit)

+ Indicates management contract or compensatory plan.
† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Commerce.com, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
* Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC, certain exhibits and schedules to this agreement have been omitted. We hereby agree to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.
** Filed herewith.
# Confidential information has been omitted because it is both (i) not material and (ii) is the type of information that the Company treats as private or confidential pursuant to Item 601 (b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMERCE.COM, INC.

Date: March 2, 2026   By: /s/ Travis Hess

Travis Hess
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Travis Hess, Daniel Lentz, and Chuck Cassidy or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Travis Hess **Travis Hess**	Chief Executive Officer (Principal Executive Officer)	March 2, 2026
/s/ Daniel Lentz **Daniel Lentz**	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	March 2, 2026
/s/ Hubert Ban **Hubert Ban**	Senior Vice President (Principal Accounting Officer)	March 2, 2026
/s/ Ellen F. Siminoff **Ellen F. Siminoff**	Executive Chair of the Board	March 2, 2026
/s/ Donald E. Clarke **Donald E. Clarke**	Director	March 2, 2026
/s/ Sally Gilligan **Sally Gilligan**	Director	March 2, 2026
/s/ Satish Malhotra **Satish Malhotra**	Director	March 2, 2026
/s/ Jeff Richards **Jeff Richards**	Director	March 2, 2026
/s/ Anil Kamath **Anil Kamath**	Director	March 2, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Commerce.com, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Commerce.com, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Collectability for Accounts Receivable and Contract Assets

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company's subscription solutions arrangements with merchants may include discounted periods or tiered pricing, which results in the recognition of a contract asset. The Company maintains an allowance for estimated credit losses for accounts receivable and contract assets to address collectability risk. Judgment exists in assessing the assumptions which are used in estimating credit losses related to these arrangements, including estimating the likelihood that customers will fail to make payments for services.
	Auditing the Company's estimated credit losses was complex because of the management judgments required in the estimation process
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls related to the Company's methodology and assumptions used for estimating credit losses, including management's review of the related significant assumptions and estimates.
	Our audit procedures included, among others, evaluating the judgments made by management and testing the underlying data used within the estimate to determine estimated credit losses, including testing the aging of accounts receivable and contract assets, historical write-offs, and pool of customers used to analyze historical trends in order to estimate credit losses.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Austin, Texas
March 2, 2026

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Stockholders and the Board of Directors of Commerce.com, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Commerce.com, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Commerce.com, Inc.(the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 2, 2026 expressed an unqualified opinion thereon

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas
March 2, 2026


Commerce.com, Inc.
Consolidated Balance Sheets
(in thousands)


		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	44,258	$	88,877
Restricted cash		1,905		1,479
Marketable securities		96,838		89,283
Accounts receivable, net		49,967		48,117
Prepaid expenses and other assets, net		15,349		14,641
Deferred commissions		6,045		8,822
Total current assets		214,362		251,219
Property and equipment, net		13,983		9,128
Operating lease, right-of-use-assets, net		7,090		1,993
Prepaid expenses and other assets, net of current portion		6,677		3,146
Deferred commissions, net of current portion		3,466		5,559
Intangible assets, net		11,286		17,317
Goodwill		51,927		51,927
Total assets	$	308,791	$	340,289
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	9,870	$	7,018
Accrued liabilities		4,787		3,194
Deferred revenue		59,576		46,590
Convertible Notes		4,037		0
Operating lease liabilities		1,576		2,438
Other liabilities		28,340		28,766
Total current liabilities		108,186		88,006
Convertible notes, net of current portion		153,012		216,466
Operating lease liabilities, net of current portion		6,892		1,680
Other liabilities, net of current portion		1,347		768
Total liabilities		269,437		306,920
Commitments and contingencies (Note 7 and 8)				
Stockholders' equity				
Common stock, $0.0001 par value; 500,000 shares authorized at December 31, 2025 and 2024, respectively; 81,649 and 78,573 shares issued and outstanding at December 31, 2025 and 2024, respectively.		7		7
Additional paid-in capital		680,153		654,905
Accumulated other comprehensive income		224		145
Accumulated deficit		(641,030)		(621,688)
Total stockholders' equity		39,354		33,369
Total liabilities and stockholders' equity	$	308,791	$	340,289


The accompanying notes are an integral part of these consolidated financial statements.


Commerce.com, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

		Year ended December 31,				
		2025		**2024**		**2023**
Revenue	$	342,349	$	332,927	$	309,394
Cost of revenue [1]		72,752		77,589		74,202
Gross profit		269,597		255,338		235,192
Operating expenses: [1]						
Sales and marketing		136,968		129,602		140,230
Research and development		73,021		80,879		83,460
General and administrative		55,863		61,794		58,838
Amortization of intangible assets		8,475		9,736		8,422
Acquisition related costs		444		1,334		10,252
Restructuring charges		11,043		13,677		6,434
Total operating expenses		285,814		297,022		307,636
Loss from operations		(16,217)		(41,684)		(72,444)
Gain on convertible note extinguishment		3,931		12,110		0
Interest income		4,818		10,568		11,493
Interest expense		(10,027)		(6,051)		(2,884)
Other expenses		(681)		(958)		(836)
Loss before provision for income taxes		(18,176)		(26,015)		(64,671)
Provision for income taxes		(1,166)		(1,015)		0
Net loss	$	(19,342)	$	(27,030)	$	(64,671)
Basic net loss per share	$	(0.24)	$	(0.35)	$	(0.86)
Shares used to compute basic net loss per share		80,296		77,600		75,143

[1] Amounts include stock-based compensation expense and associated payroll tax costs, as follows:

		Year ended December 31,				
		2025		**2024**		**2023**
Cost of revenue	$	2,558	$	3,533	$	4,949
Sales and marketing		6,518		9,252		13,474
Research and development		9,338		13,614		13,478
General and administrative		5,625		10,000		9,785

The accompanying notes are an integral part of these consolidated financial statements.

Commerce.com, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year ended December 31,		
	2025	2024	2023
Net loss	$ (19,342)	$ (27,030)	$ (64,671)
Other comprehensive loss:			
Net unrealized gain (loss) on marketable securities	79	(18)	1,362
Total comprehensive loss	$ (19,263)	$ (27,048)	$ (63,309)

The accompanying notes are an integral part of these consolidated financial statements.


Commerce.com, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)


	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/ (Loss)	Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	73,945	$ 7	$ 576,851	$ (529,987)	$ (1,199)	$ 45,672
Proceeds from exercise of stock options	936	0	3,849	0	0	3,849
Release of restricted stock units	1,386	0	(3,281)	0	0	(3,281)
Issuance of common stock as consideration for an acquisition	143	0	1,417	0	0	1,417
Stock-based compensation	0	0	41,185	0	0	41,185
Total other comprehensive income	0	0	0	0	1,362	1,362
Net loss	0	0	0	(64,671)	0	(64,671)
Balance at December 31, 2023	76,410	$ 7	$ 620,021	$ (594,658)	$ 163	$ 25,533
Proceeds from exercise of stock options	540	$ 0	$ 1,708	$ 0	$ 0	$ 1,708
Release of restricted stock units	1,582	0	(2,449)	0	0	(2,449)
Issuance of common stock as consideration for an acquisition	41	0	248	0	0	248
Stock-based compensation	0	0	35,377	0	0	35,377
Total other comprehensive loss	0	0	0	0	(18)	(18)
Net loss	0	0	0	(27,030)	0	(27,030)
Balance at December 31, 2024	78,573	$ 7	$ 654,905	$ (621,688)	$ 145	$ 33,369
Proceeds from exercise of stock options	1,503	$ 0	$ 3,625	$ 0	$ 0	$ 3,625
Release of restricted stock units	1,573	0	(1,956)	0	0	(1,956)
Stock-based compensation	0	0	23,579	0	0	23,579
Total other comprehensive income	0	0	0	0	79	79
Net loss	0	0	0	(19,342)	0	(19,342)
Balance at December 31, 2025	81,649	$ 7	$ 680,153	$ (641,030)	$ 224	$ 39,354

The accompanying notes are an integral part of these consolidated financial statements.

Commerce.com, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net loss	$ (19,342)	$ (27,030)	$ (64,671)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	13,662	13,811	12,480
Amortization of discount on convertible note	690	1,582	1,976
Amortization of premium on convertible note	(1,645)	(636)	0
Stock-based compensation expense	23,579	35,377	41,185
Provision for expected credit losses	3,866	3,208	805
Real estate and internal-use software	218	3,533	70
Gain on lease modification	0	(988)	0
Gain on convertible note extinguishment	(3,931)	(12,110)	0
Other	(1,909)	(31)	167
Changes in operating assets and liabilities:			
Accounts receivable	(5,543)	(14,206)	(3,877)
Prepaid expenses and other assets	(4,630)	6,493	2,063
Deferred commissions	4,870	955	(2,128)
Accounts payable	2,241	(895)	962
Accrued and other liabilities	379	2,843	(25,836)
Deferred revenue	12,986	14,348	12,561
Net cash provided by (used in) operating activities	25,491	26,254	(24,243)
Cash flows from investing activities:			
Cash paid for website domain name	(2,444)	0	0
Cash paid for acquisition	0	(100)	(7,891)
Purchase of property, equipment, leasehold improvements and capitalized internal-use software	(8,598)	(3,721)	(4,179)
Proceeds from marketable securities	87,276	189,310	243,167
Purchase of marketable securities	(92,842)	(80,196)	(228,281)
Net cash provided by (used in) investing activities	(16,608)	105,293	2,816
Cash flows from financing activities:			
Proceeds from exercise of stock options	3,625	1,708	3,849
Taxes paid related to net share settlement of stock options	(1,956)	(2,449)	(3,294)
Holdback payments related to business combination	0	(1,000)	0
Proceeds from financing obligation	0	0	1,081
Payment of convertible note issuance costs	(217)	(3,176)	0
Repayment of convertible notes and financing obligation	(54,528)	(109,119)	(394)
Net cash provided by (used in) financing activities	(53,076)	(114,036)	1,242
Net change in cash and cash equivalents and restricted cash	(44,193)	17,511	(20,185)
Cash and cash equivalents and restricted cash, beginning of period	90,356	72,845	93,030
Cash and cash equivalents and restricted cash, end of period	$ 46,163	$ 90,356	$ 72,845
Supplemental cash flow information:			
Cash paid for interest	$ 11,174	$ 2,466	$ 894
Noncash investing and financing activities:			
Capital additions, accrued but not paid	$ 1,528	$ 84	$ 168
Fair value of shares issued as consideration for business combinations	$ 0	$ 248	$ 1,417
Right-of-use asset obtained in exchange for new operating lease liability	$ 6,213	$ 0	$ 0
Principal amount of 2028 Convertible Notes exchanged	$ 0	$ 150,000	$ 0

The accompanying notes are an integral part of these consolidated financial statements.

Commerce.com, Inc.

Notes to Consolidated Financial Statements

1. Overview

Effective July 31, 2025, BigCommerce Holdings, Inc. changed its corporate name to Commerce.com, Inc. (the "Company"). In connection with the corporate name change, the Company's ticker symbol on the Nasdaq Global Market changed from "BIGC" to "CMRC."

The Company is the parent brand behind the BigCommerce, Feedonomics, and Makeswift products, offering integrated, enterprise-grade solutions designed to meet the evolving needs of modern commerce. The Company provides solutions for businesses to innovate and grow with an AI-driven commerce ecosystem. The Company's mission reflects a multi-product strategy and rebranding to accurately reflect the Company's role as a unified commerce platform.

The Company operates as a global, multi-tenant SaaS infrastructure that enables businesses of all sizes to launch and scale ecommerce operations with lower total cost of ownership and faster time to market. The Company's strategy centers on openness, extensibility, and partner collaboration, distinguishing itself from closed platforms by prioritizing customer choice and aligning with best-in-class providers in payments, fulfillment, ERP, marketing, and other categories to ensure customers can compose the right solution for their business. The Company believes the future of commerce is modular, intelligent, and user-controlled.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Basis of consolidation

The accompanying consolidated financial statements include the Company's accounts and the accounts of the Company's wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on December 31. References to fiscal 2025, for example, refer to the fiscal year ended December 31, 2025.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions in the Company's consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management in these consolidated financial statements include:

- the allowance for credit losses;
- constrained revenue;
- variable consideration for revenue recognition;
- the period of benefit associated with costs capitalized to obtain revenue contracts;
- fair value of certain stock awards issued;
- valuation of convertible notes;
- incremental borrowing rate used in the measurement of lease liabilities;
- the useful lives of intangible assets; and
- the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions

Because of the use of estimates inherent in financial reporting process actual results could differ and the differences could be material to the Company's consolidated financial statements.

Recent Accounting Pronouncements Adopted

ASU 2023-09, Income Taxes (Topic 740)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires all entities to provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this Update also eliminate requirements such as (1) the disclosure of the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months, (2) or making a statement that an estimate of the range cannot be made, and (3) the disclosure of the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. Lastly, the amendments in this Update replace the term 'public entity' as currently used in Topic 740 with the term 'public business entity'. ASU 2023-09 is effective for the Company's fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 in the fourth quarter of fiscal 2025 on a retrospective basis. The adoption of ASU 2023-09 did not have a significant impact to the Company's financial statements.

ASU 2025-05, Financial Instruments - Credit Losses (Topic 326)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provides a practical expedient for measuring expected credit losses on current trade receivables and contract assets by assuming that current conditions remain unchanged over the life of the asset. ASU 2025-05 is effective for the Company's fiscal years beginning after December 15, 2025, and interim periods with those annual reporting periods. The Company adopted ASU 2025-05 in the fourth quarter of fiscal 2025. The adoption of ASU 2025-05 did not have a significant impact to the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220)

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance is intended to provide investors more detailed disclosures around certain types of expenses, including employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses to be presented in the notes to the financial statements. ASU 2024-03 is effective for the Company's fiscal years beginning after December 15, 2026, and interim periods within fiscal years after December 15, 2027. The Company is currently assessing the impact this standard will have on the Company's consolidated financial statements but does not expect it to have a material impact on the consolidated financial statements.

ASU 2024-04, Induced Conversions of Convertible Debt Instruments (Subtopic 470)

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments Disclosures. The amendments in this Update is intended to improve relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. Additionally, the purpose of the Update is to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. ASU 2024-04 is effective for the Company's fiscal years beginning after December 15, 2025, and interim periods with those annual reporting periods. The Company is currently assessing the impact this standard will have on the Company's consolidated financial statements but does not expect it to have a material impact on the consolidated financial statements.

ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this Update remove all references to prescriptive and sequential software developmental stages (referred to as "project stages"). ASU 2025-06 requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose. ASU 2025-06 is effective for the Company's fiscal years beginning after December 15, 2027, and interim periods with those annual reporting periods. Early adoption is permitted. The Company is currently assessing the impact this standard will have on the Company's consolidated financial statements.

ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements to improve the navigability of required interim disclosures and clarify when applicable. ASU 2025-11 is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements, but to provide clarity on current interim reporting requirements. ASU 2025-11 is effective for the Company's fiscal years beginning after December 15, 2027, and interim

periods with those annual reporting periods. Early adoption is permitted. The Company is currently assessing the impact this standard will have on the Company's condensed consolidated financial statements.

ASU 2025-12, Codification Improvements

In December 2025, the FASB issued ASU 2025-12, Codification Improvements to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, and (3) make minor improvements. ASU 2025-12 is effective for the Company's fiscal years beginning after December 15, 2026, and interim periods with those annual reporting periods. The Company is currently assessing the impact this standard will have on the Company's consolidated financial statements.

Other accounting standard updates effective for interim and annual periods beginning after December 31, 2025 are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Segments

The Company provides professional-grade commerce solutions for all types of customers at all stages of their ecommerce growth. The Company conducts business as a single operating and reportable segment, which is based upon the Company's current organizational and management structure, as well as information used by the chief operating decisions makers (CODMs) to allocate resources and assess company performance.

The Company's CODM committee is comprised of the chief executive officer (CEO) and the chief financial officer (CFO). The Company's CODM committee reviews the financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The accounting policies of the segment are the same as those described in the summary of significant accounting policies in Note 2.

In accordance with ASC 280, the Company concludes that consolidated net loss, as reported on the consolidated statement of operations, is the key measure of profitability that is required to be reported as it is the measure determined in accordance with measurement principles most consistent with GAAP. The CODMs use net loss to allocate resources and assess performance which enhances the CODMs' ability to compare past financial performance with current financial performance and analyze business performance and trends. This metric is used when monitoring budget versus actual results, and to assess the performance of the Company's strategic priorities of driving efficient revenue growth. The significant expenses within net loss on which the CODM committee relies include those that are reported on the consolidated statements of operations. The measure of segment assets is reported on the consolidated Balance Sheets as Total assets.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist of money market funds and marketable securities and are stated at fair value.

Restricted cash

The Company maintains a portion of amounts collected through its online payment processor with the online payment processor as a security deposit for future chargebacks. Restricted cash consists primarily of amounts on deposit with certain financial institutions that serve as collateral for letters of credit and lease deposits.

Marketable securities

All marketable securities have been classified as available-for-sale and are carried at estimated fair value. The Company determines the appropriate classification of investments in debt securities at the time of purchase. Securities may have stated maturities greater than one year. All marketable securities are considered available to support current operations and are classified as current assets.

For available-for-sale debt securities in an unrealized loss position, management first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value and recognized in other income (expense) in the results of operations. For available-for-sale debt securities that do not meet the aforementioned criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, an allowance is recorded for the difference between the present value of cash flows expected to be collected and the amortized

cost basis of the security. Impairment losses attributable to credit loss factors are charged against the allowance when management believes an available-for-sale security is uncollectible or when either of the criteria regarding intent or requirement to sell is met.

Any unrealized losses from declines in fair value below the amortized cost basis as a result of non-credit loss factors is recognized as a component of accumulated other comprehensive loss. Realized gains and losses and declines in fair value, if any, on available-for-sale securities are included in other income (expense) in the results of operations. The cost of securities sold is based on the specific-identification method.

Concentration of credit risks, significant clients, and suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company's investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, and highly rated corporate securities, subject to certain concentration limits and restrictions on maturities. Cash and cash equivalents and restricted cash are held by financial institutions that management believes are of high credit quality. Amounts on deposit may at times exceed federally insured limits. The Company has not experienced any losses on deposits of cash and cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions holding cash and cash equivalents and bond issuers.

Accounts receivable are derived from sales to customers and strategic technology partners who operate in a variety of sectors. The Company does not require collateral. Estimated credit losses are provided for in the consolidated financial statements and historically have been within management's expectations.

One of the Company's strategic partners accounted for 13 percent, 13 percent, and 12 percent of revenue for the years ended December 31, 2025, 2024 and 2023, respectively. One of the Company's strategic partners accounted for 18 percent of accounts receivable as of December 31, 2025 and December 31, 2024.

Accounts receivable

Accounts receivable are stated at net realizable value and include both billed and unbilled receivables. Accounts receivable are net of an allowance for credit losses, are not collateralized, and do not bear interest. Payment terms range from due immediately to due within 90 days. Unbilled receivable balances arise primarily when the Company provides services in advance of invoicing for those services. Billing for revenues relating to the volume of transactions processed by the customer are generally billed a month in arrears, resulting in an unbilled receivable. The accounts receivable balance at December 31, 2025 and December 31, 2024 included unbilled receivables of $14.3 million, and $15.5 million, respectively.

Thez

Identified risks pertaining to the Company's invoiced accounts receivable include the delinquency level and customer type. The estimate of the amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances, historical customer delinquency, and assessment of the overall portfolio.

The allowance for credit losses consisted of the following:

(in thousands)		
Balance at December 31, 2022	$	9,995
Provision for expected credit losses, net of recoveries		805
Write-offs charged against the allowance		(4,803)
Balance at December 31, 2023	$	5,997
Provision for expected credit losses, net of recoveries		3,208
Write-offs charged against the allowance		(5,867)
Balance at December 31, 2024	$	3,338
Provision for expected credit losses, net of recoveries		4,368
Write-offs charged against the allowance		(3,658)
Balance at December 31, 2025	$	4,048

Contract Assets

The Company records a contract asset when revenue recognized on a contract exceeds the billings. Contract assets are recorded on the consolidated balance sheets at the end of each reporting period in Prepaid expenses and other assets, net of current portion. Typically, contract assets arise from agreements that have tiered billings over the contract life, promotional billing periods, and partner

and services revenue agreements that include substantive minimums. Net contract assets were $2.5 million as of December 31, 2025 as compared to $5.0 million as of December 31, 2024.

The Company is exposed to credit losses primarily through sales of products and services to customers and partners. The Company assesses the collectability of outstanding contract assets on an ongoing basis and maintains a reserve which is included in the allowance for credit losses for contract assets deemed uncollectible. In order to determine the allowance, the Company analyzes the contract asset portfolio for significant risks by considering historical collection experience to determine what will ultimately be collected from its customers and partners, delinquency level and customer type have been identified as the primary specific risk affecting the Company's contract assets. The Company early adopted ASU 2025-05 - Financial Instruments - Credit Losses, and applied the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. The Company has provisioned $0.3 million and $0.5 million for credit losses related to contract assets as of December 31, 2025 and 2024, respectively.

Deferred commissions

The Company capitalizes certain sales commissions earned by the Company's sales and account management teams as these commission payments are considered incremental and recoverable costs of obtaining a contract with a customer. The Company begins amortizing deferred commissions costs for a particular customer agreement once the revenue recognition criteria are met and amortizes those deferred costs over the expected period of customer benefit. The Company amortizes deferred sales commissions ratably over the customer life which is approximately 3 years. The amortization of deferred commission is recorded in sales and marketing expense within the consolidated statement of operations. The Company periodically reviews the carrying amount of deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit of the deferred costs.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or the related lease terms (if shorter).

The estimated useful lives of property and equipment are as follows:

	Estimated Useful Life
Computer equipment	3 years
Capitalized software	3 years
Furniture and fixtures	5 years
Leasehold improvements	1-10 years

Maintenance and repairs that do not enhance or extend the asset's useful life are charged to operating expenses as incurred.

Capitalized Internal-Use Software Costs

The Company capitalizes software costs associated with the development of internal software in accordance with ASC 350-40, *Intangibles - Goodwill and Other - Internal-Use Software.* These costs are incurred during the application development phase and meet other requirements for capitalization. Capitalized software costs are recorded as part of property and equipment, net, and capitalized software costs related to hosting arrangements are recorded within prepaid expenses and other assets within the condensed consolidated balance sheets. These costs are amortized once placed in service over the useful life, which is generally 36 months.

The Company's unamortized capitalized software costs recorded as part of property and equipment, net was $9.1 million and $6.2 million as of December 31, 2025 and 2024, respectively. The Company recorded capitalized software cost amortization expense of $2.5 million, $1.7 million, and $1.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Of the total unamortized capitalized software costs, recorded in prepaid expenses and other assets, net, as of December 31, 2025, $8.4 million relate to capitalized implementation costs of hosting arrangements that are service contracts. The related amortization expense recorded was $1.0 million for the year ended December 31, 2025. No amortization expense was recorded for the years ended December 31, 2024 and 2023.

There was no impairment of capitalized software costs for the year ended December 31, 2025.

Capitalized Interest

The Company capitalizes interest costs in accordance with ASC 835-20, *Interest - Capitalization of Interest*. Capitalization of interest applies to qualifying assets that require a period of time to be prepared for their intended use, primarily internal-use software

development projects. Capitalized interest costs related to software development associated with internal-use software are recorded as part of property and equipment, net, and capitalized interest costs related to hosting arrangements are recorded within prepaid expenses and other assets within the condensed consolidated balance sheets.

The amount of interest capitalized is based on the level of expenditures incurred on eligible internal-use software projects during the development stage and the Company's weighted-average borrowing rate during the capitalization period. Capitalization of interest continues as long as the activities necessary to prepare the asset for its intended use are in progress and ceases when the asset is substantially complete and ready for use.

Operating leases right-of-use assets and lease liabilities

The Company determines if an arrangement is a lease or contains a lease at inception. At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As the Company's leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate for most leases. The right-of-use ("ROU") asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred and excludes lease incentives. The Company assesses leases for impairment on an annual basis or as needed when events or circumstances necessitate.

Lease terms may include options to extend or terminate the lease. The Company records a ROU asset and a lease liability when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term.

The Company also leases office space under short-term arrangements and has elected not to include these arrangements in the ROU asset or lease liabilities.

Intangible assets, net

Intangible assets consists of assets acquired through a business combination which are amortized over the estimated useful life. The Company evaluates the estimated remaining useful life of these assets when events or changes in circumstances indicate a revision to the remaining period of amortization. If the Company revises the estimated useful life assumption for any assets, the remaining unamortized balance is amortized over the revised estimated useful life on a prospective basis.

Impairment assessment

The Company evaluates intangible assets and other long-lived assets (asset groups) whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, including, but not limited to, significant adverse changes in business climate, market conditions or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset group to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value.

The Company assesses goodwill for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances would more likely than not reduce the fair value below its carrying value. When the Company elects to perform a qualitative assessment and conclude it is not more likely than not the fair value is less than its carrying value, no further assessment is necessary; otherwise, a quantitative assessment is performed and the fair value is determined. If the carrying value exceeds the estimated fair value, impairment is recorded.

Deferred revenue

Deferred revenue primarily consists of amounts that have been received from customers in advance of the performance obligation being satisfied. The Company recognizes revenue from deferred revenue when the services are performed and the corresponding revenue recognition criteria are met. Amounts recognized from deferred revenue represent primarily revenue from the sale of subscription solutions, integration, and marketing services. The Company recognized $42.1 million of previously deferred revenue during the year ended December 31, 2025, and $26.8 million during the year ended December 31, 2024.

The Company experienced an increase in the deferred revenue balance as of December 31, 2025, compared to December 31, 2024, which was primarily driven by timing of annual billing cycles.

Revenue Recognition

Subscription solutions

Subscription solutions revenue consists primarily of subscription fees from all plans and recurring professional services. Subscription solutions are typically charged annually for the Company's customers to sell their products and process transactions on the BigCommerce platform. Subscription solutions are generally charged per online store and are based on the store's subscription plan. Subscription fees are adjusted if a customer's gross merchandise volume ("GMV") or orders processed are above specified plan thresholds on a trailing twelve-month basis. For most subscription solutions arrangements, the Company utilizes the right to invoice practical expedient and, therefore, recognizes fixed monthly fees or a pro-rata portion of fees and any transaction fees as revenue in the month they are earned. The Company utilizes a pricing structure that provides a discount to the contractual price for customers who have prepayment terms. The total subscription fee and recurring professional services are recognized on a straight-line basis over the term of the contract. In determining the amount of revenue to be recognized, the Company determines whether collection of the entire transaction price is probable. Only amounts deemed probable are recognized as revenue. Key factors in this determination are historical contract termination rates, general economic factors, and customer specific factors.

Subscription solutions includes revenue from Feedonomics. Feedonomics provides an AI-based product data feed management platform and related services that enables online retailers and other sellers to automate online listings of the sellers' information across multiple third-party marketplaces and advertisers. The Company provides these services under service contracts which are generally one year or less, and in many cases month-to-month. These service types may be sold stand-alone or as part of a multi-service bundle (e.g. both marketplaces and advertising). Services are performed and fees are determined based on monthly usage and are billed in arrears.

Contracts with the Company's retail customers are generally month-to-month, while contract terms with the Company's enterprise customers generally range from one to three years. Contracts are typically non-cancelable and do not contain refund-type provisions. Revenue is presented net of sales tax and other taxes the Company collects on behalf of governmental authorities.

Partner and services

The Company's partner and services revenue includes revenue share, partner technology integrations, professional services, and marketing services provided to partners. Revenue share primarily relates to fees earned by the Company's partners from customers using the BigCommerce platform, where the Company has an arrangement with such partners to share such fees as they occur. Revenue share is recognized at the time the earning activity is complete, which is generally monthly and variable based on customer usage. Revenue for partner technology integrations is recorded on a straight-line basis over the life of the contract commencing when the integration has been completed. Revenue for marketing services are recognized either at the time the earning activity is complete, or ratably over the length of the contract, depending on the nature of the obligations in the contract. Payments received in advance of services being rendered are recorded as deferred revenue and recognized when the obligation is completed.

Professional services, which primarily consist of education packages, launch services, solutions architecting, implementation consulting, and catalog transfer services, are generally billed and recognized as revenue when delivered. The Company also derives revenue from the sales of website themes and applications upon delivery.

The Company recognizes partner revenue share on a net basis as the Company has determined that the Company is the agent in the Company's arrangements with third-party application providers. All other revenue is recognized on a gross basis, as the Company has determined the Company is the principal in these arrangements.

Contracts with multiple performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment.

The Company's subscription contracts are generally comprised of a single performance obligation to provide access to the BigCommerce platform, but can include additional performance obligations. For contracts with multiple performance obligations where the contracted price differs from the standalone selling price ("SSP") for any distinct service, the Company may be required to allocate the contract's transaction price to each performance obligation using the Company's best estimate of SSP. Judgment is required to determine the SSP for each distinct performance obligation. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The primary method used to

estimate SSP is the observable prices of products or services sold or priced separately in comparable circumstances to similar customers.

Contracts with the Company's partners may include multiple performance obligations, which can include integrations and marketing activities. In determining whether integration services are distinct from hosting services the Company considers various factors. These considerations include the level of integration, interdependency, and interrelation between the implementation and hosting services. The Company has concluded that the integration services included in contracts with hosting obligations are not distinct. As a result, the Company defers any arrangement fees for integration services and recognizes such amounts over the life of the hosting obligation commencing when the integration has been completed. To determine if marketing activities are distinct, the Company considers the nature of the promise in the contract, the timing of payment, and the partner expectations. Additional consideration for some partner contracts varies based on the level of customer activity on the platform. Certain agreements contain minimum guarantees of revenue share. These contracts are evaluated to determine if the guaranteed minimum is substantive. If the minimum is deemed substantive, revenue is recognized ratably over the life of the agreement. For most contracts, variable fees are recognized in the period they are earned as the Company utilizes the right to invoice practical expedient.

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables, contract assets, and deferred revenue.

Remaining performance obligation

The Company's remaining performance obligations are contracted revenue minimums that have not yet been recognized, including amounts that will be invoiced and recognized as revenue in future periods. Remaining performance obligation is subject to future economic risks, including bankruptcies, regulatory changes and other market factors. The majority of the Company's noncurrent remaining performance obligations are expected to be recognized in the next 13 to 36 months. One of the Company's strategic partner's contract renewal is reflected in the total remaining performance obligation.

Remaining performance obligation consisted of the following:

(in thousands)	Current	Noncurrent	Total
As of December 31, 2025	$ 142,251	$ 75,372	$ 217,623
As of December 31, 2024	121,657	66,250	187,907

Cost of revenue

Cost of revenue consists primarily of personnel-related costs, including: stock-based compensation expenses for customer support and professional services personnel; costs of maintaining and securing infrastructure and platform; credit card processing fees; allocation of overhead costs; and amortization expense associated with capitalized internal-use software.

Restructuring charges

Costs to restructure certain internal operations are accounted for as one-time termination and exit costs. A liability for a cost associated with restructuring activities is recognized and measured at its estimated fair value in our consolidated balance sheet in the period the liability is incurred. All costs relating to restructurings are recorded as "Restructuring charges" in the consolidated statement of operations.

We recognize employee severance costs when payments are probable and amounts are estimable or when notification occurs depending on whether the severance costs paid are part of an ongoing benefit arrangement. Costs related to contracts without future benefit or contract terminations are recognized at the earlier of the contract termination or the cease-use dates. Additionally, restructuring charges include considerations of various capital alternatives or changes in business activities which include expenses related to retention and relocation benefits, accelerated depreciation, professional services, and other costs.

Advertising costs

Advertising is expensed as incurred. Advertising expense was approximately $11.1 million, $11.2 million, and $14.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-based compensation

The Company issues stock options, restricted stock units ("RSUs") and performance based restricted stock units ("PSUs") to eligible employees and directors.

The Company values stock options using the Black-Scholes option-pricing model at the date of grant and recognizes the related stock-based compensation expense on a straight-line basis over the service period, net of estimated forfeitures, which is typically four years.

The Company measures the fair value of RSUs based on the closing market price of the common stock on the date of grant. RSUs generally vest over a four-year period either (i) in equal annual installments, or (ii) 25 percent on the one-year anniversary of the grant date with the remaining 75 percent vesting in equal quarterly installments thereafter, in each case, subject to continued service. Stock-based compensation expense is recognized straight-line over the requisite service period.

The Company grants PSUs to executive officers and other members of senior management which provide for shares of common stock to be earned based on the Company's total stockholder return compared to the Russell 2000 index, and are referred to as market-based awards. The Company values these market-based awards on the grant date using the Monte Carlo simulation model. The determination of fair value is affected by the Company's stock price and a number of assumptions including the expected volatility and the risk-free interest rate. The Company assumes no dividend yield and recognizes stock-based compensation expense on a straight-line basis from grant date over the service period of the award. The market-based awards will cliff-vest at the end of the three-year period ranging from 0 percent to 200 percent of the target number of PSUs granted.

The Company also grants PSUs to executive officers and other members of senior management which provide for shares of common stock to be earned based on its attainment of the Company's adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and revenue relative to a target specified in the applicable agreement, and are referred to as Company performance-based awards. The Company typically values these awards at the closing market price on the date of grant. The vesting of Company performance-based awards is conditioned upon the achievement of certain targets and will vest in three annual tranches in a percentage of the target number of shares between 0 percent to 200 percent. The Company recognizes stock-based compensation expense on a straight-line basis over the service period, if it is probable that the performance condition will be achieved. Adjustments to stock-based compensation expense are made, as needed, each reporting period based on changes in our estimate of the number of units that are probable of vesting.

Foreign currency

The Company's functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to U.S. dollars using the exchange rates at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in U.S. dollars using historical exchange rates. Revenue and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded within Other expense in the Company's consolidated statements of operations and were not material for all periods presented.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that those assets will be realized. To date, the Company has provided a valuation allowance against all of its deferred tax assets as the Company believes the objective and verifiable evidence of its historical pretax net losses outweighs any positive evidence of its forecasted future results. The Company will continue to monitor the positive and negative evidence, and will adjust the valuation allowance as sufficient objective positive evidence becomes available.

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely upon its technical merits at the balance sheet date. The unrecognized tax benefit is the difference between the tax benefit recognized and the tax benefit claimed on the Company's income tax return. All of the Company's gross unrecognized tax benefits, if recognized, would not affect its effective tax rate but would be recorded as an adjustment to equity before consideration of valuation allowances. The Company does not expect unrecognized tax benefits to decrease within the next twelve months. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, the Company has not accrued any interest or penalties related to unrecognized tax benefits. The Company believes that all material tax positions in the current and prior years have been analyzed and properly accounted for and that the risk of additional material uncertain tax positions that have not been identified is remote.

3. Revenue recognition and deferred costs

Revenue recognition

The Company's source of revenue consists of subscription solutions fees and partner and services fees. These services allow customers to access the Company's subscription solutions over the contract period. The customer is not allowed to take possession of the solutions or transfer the solutions. The Company's revenue arrangements do not contain general rights of refund in the event of cancellations.

Disaggregation of revenue

The following table disaggregates revenue by major source:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Subscription solutions fees	$ 255,623	$ 247,870	$ 229,265
Partner and services fees	86,726	85,057	80,129
Revenue	$ 342,349	$ 332,927	$ 309,394

Revenue by geographic region was as follows:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Revenue:			
Americas – United States	$ 259,090	$ 253,484	$ 236,502
EMEA	42,605	38,031	34,661
APAC	24,751	25,750	24,128
Rest of World	15,903	15,662	14,103
Revenue	$ 342,349	$ 332,927	$ 309,394

Revenue by geographical region is determined based on the region of the Company's contracting entity, which may be different than the region of the customer. Revenue attributed to the United States was approximately 76 percent during fiscal 2025, 2024 and 2023. Revenue attributed to EMEA was approximately 12 percent, 11 percent, and 11 percent during fiscal 2025, 2024, and 2023, respectively. No single region, other than Unites States and EMEA, represented more than ten percent of total revenue during fiscal 2025, 2024 and 2023**.**

Deferred commissions

The Company amortizes certain sales commissions costs that are considered incremental and recoverable costs of obtaining a contract with a customer. The portion of capitalized costs expected to be amortized during the succeeding twelve-month period is recorded in current assets as deferred commissions, and the remainder is recorded in deferred commissions, net of current portion within the consolidated balance sheets. The Company did not recognize an impairment of deferred commissions during the years ended December 31, 2025 , 2024, and 2023, respectively.

Sales commissions of $4.5 million and $9.1 million were deferred for the years ended December 31, 2025 and 2024, respectively; and deferred commission amortization expense was $9.6 million, $9.9 million and $7.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

4. Fair value measurements

Financial instruments carried at fair value include cash and cash equivalents, restricted cash, and marketable securities.

For assets and liabilities measured at fair value, fair value is the price to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it would transact, and assumptions that market participants would use when pricing asset or liabilities.

The accounting standard for fair value establishes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable. The standard requires an entity to maximize the use of observable inputs and

minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value are as follows:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Inputs are unobservable that are significant to the fair value of the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's data.

The following table presents information about the Company's cash equivalents, marketable securities that were measured at fair value as of December 31, 2025 and December 31, 2024:

	As of December 31, 2025			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Cash equivalents [1]:				
Money market mutual funds & cash equivalents	$ 1,553	$ 0	$ 0	$ 1,553
Marketable securities:				
Corporate bonds	0	12,213	0	12,213
U.S. treasury securities	84,625	0	0	84,625
Total marketable securities	$ 84,625	$ 12,213	$ 0	$ 96,838

[1] Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets, in addition to $44.6 million of cash, as of December 31, 2025.

	As of December 31, 2024			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Cash equivalents [1]:				
Money market mutual funds & cash equivalents	$ 46,033	$ 0	$ 0	$ 46,033
Marketable securities:				
Corporate bonds	0	24,943	0	24,943
U.S. treasury securities	62,124	0	0	62,124
Agency bonds	0	2,216	0	2,216
Total marketable securities	$ 62,124	$ 27,159	$ 0	$ 89,283

[1] Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets, in addition to $44.3 million of cash, as of December 31, 2024.

The contractual maturities of the investments classified as marketable securities were as follows:

(in thousands)	As of December 31, 2025	As of December 31, 2024
Due within 1 year	$ 78,479	$ 70,933
Due in 1 year through 2 years	18,359	18,350
Total marketable securities	$ 96,838	$ 89,283

The following tables summarize the gains, losses, and estimated fair value of cash equivalents, marketable securities as of December 31, 2025 and December 31, 2024:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2025				
Cash equivalents:				
Money market mutual funds & cash equivalents	$ 1,553	$ 0	$ 0	$ 1,553
Marketable securities:				
Corporate bonds	12,155	58	0	12,213
U.S. treasury securities	84,459	166	0	84,625
Total marketable securities	$ 96,614	$ 224	$ 0	$ 96,838

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2024				
Cash equivalents:				
Money market mutual funds & cash equivalents	$ 46,033	$ 0	$ 0	$ 46,033
Marketable securities:				
Corporate bonds	24,859	91	(7)	24,943
U.S. treasury securities	62,063	68	(7)	62,124
Agency bonds	2,216	0	0	2,216
Total marketable securities	$ 89,138	$ 159	$ (14)	$ 89,283

5. Goodwill and intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. There were no changes to the carrying amount of goodwill during fiscal 2025.

Goodwill amounts are not amortized but tested for impairment on an annual basis. There was no impairment of goodwill as of December 31, 2025 and 2024.

Intangible assets are amortized on a straight-line basis over the useful life. Intangible assets amortization was $8.5 million, $9.7 million and $8.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. There was no impairment of intangible assets as of December 31, 2025 and 2024.

Intangible assets consist of the following:

(in thousands)	December 31, 2025 Gross amount	Accumulated amortization	Net carrying amount	December 31, 2024 Gross amount	Accumulated amortization	Net carrying amount	Weighted average remaining useful life as of December 31, 2025 (in years)
Acquired developed technology	$ 7,030	$ (3,255)	$ 3,775	$ 18,824	$ (11,968)	$ 6,856	2.8
Customer relationships	23,725	(18,557)	5,168	23,725	(14,171)	9,554	1.5
Tradename	2,560	(2,232)	328	2,560	(1,720)	840	0.9
Website domain name	2,444	(429)	2,015	0	0	0	4.1
Other intangibles	0	0	0	200	(133)	67	0.0
Total intangible assets	$ 35,759	$ (24,473)	$ 11,286	$ 45,309	$ (27,992)	$ 17,317	

As of December 31, 2025, expected amortization expense for intangible assets was as follows:

(in thousands)		December 31, 2025
2026	$	5,589
2027		3,544
2028		1,604
2029		489
Thereafter		60
Total	$	11,286

6. Property and equipment

Property and equipment, which includes computer software that was purchased or developed for internal use, is composed of the following:

	As of December 31,			
(in thousands)		2025		2024
Computer software	$	13,232	$	9,763
Computer equipment		4,219		4,430
Furniture and fixtures		191		240
Leasehold improvements		2,519		3,241
Property and equipment, gross		20,161		17,674
Less: accumulated depreciation and amortization		(6,178)		(8,546)
Property and equipment, net	$	13,983	$	9,128

Depreciation expense on property and equipment was $4.0 million, $4.0 million and $4.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The composition of property and equipment by geographic region during the years ended December 31, 2025 and 2024, were as follows:

	December 31, 2025		December 31, 2024	
(in thousands)				
Property and equipment:				
Americas – United States	$	13,539	$	8,671
EMEA		96		117
APAC		348		340
Total Property and equipment	$	13,983	$	9,128

There was no impairment recorded for property and equipment for fiscal years 2025, 2024 and 2023.

7. Commitments and contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. In general, the resolution of a legal matter could prevent the Company from offering its service to others, could be material to the Company's financial condition or cash flows, or both, or could otherwise adversely affect the Company's reputation and future operating results.

In the ordinary course of business, the Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The outcomes of legal proceedings and other contingencies are, however,

inherently unpredictable and subject to significant uncertainties. The Company is not presently a party to any legal proceedings that, if determined adversely to the Company, would have a material adverse effect on the Company's consolidated financial statements.

Purchase Obligations

The Company has contractual commitments for services with third-parties related to hosting and internal software systems. These commitments are non-cancellable and expire within one to three years. The Company had unconditional purchase obligations as of December 31, 2025, as follows:

(in thousands)	As of December 31, 2025
2026	$ 34,192
2027	26,632
2028	29,000
Total	$ 89,824

Defined contribution plan

The Company sponsors a tax-qualified 401(k) defined contribution retirement plan for its eligible U.S. employees (the "Plan"). The Plan allows for eligible employees to participate by contributing a portion of their compensation on a pre-tax basis, subject to annual limits established by the Internal Revenue Service. As of January 1, 2025, the Company began matching 50 percent of the first 6 percent of eligible compensation contributed by a participating U.S. employee to the Plan.

Matching contributions are recognized as compensation expense in the period in which the associated employee services are rendered. For the year ended December 31, 2025, the Company recorded $2.7 million in compensation expense related to employer matching contributions to the Plan. No expense was recorded in fiscal year 2024 related to employer matching contributions as the employer matching compensation was implemented in the three months ended March 31, 2025.

8. Operating leases, right-of-use assets and lease liabilities

The Company leases certain facilities under operating lease agreements that expire at various dates through 2031. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to deferred lease payments and lease incentives. Renewal options were not included in the right-of-use asset and lease liability calculation as they were not deemed probable. As of December 31, 2025, the Company had no finance leases. Other than as described in Note 9. Restructuring, there was no impairment recorded for leases during the years ended December 31, 2025, 2023, and 2022.

During fiscal 2025, in connection with the 2024 Restructure (as defined below in Note 9), the Company entered into a sublease agreement for approximately 6 years to relocate its Austin headquarters. The Company is responsible for additional expenses, including taxes, and provided a cash security deposit to the sublessor. The sublease commenced in March 2025, and expires on the earlier of January 31, 2031, or two months prior to such earlier date as the Master Lease (as defined in the Sublease) may otherwise expire or terminate.

Operating lease expense was $1.6 million, $2.5 million and $2.7 million for the year ended December 31, 2025, 2024, and 2023, respectively.

Supplemental lease information

	Year ended December 31,	
Cash flow information (in thousands)	2025	2024
Cash paid for operating lease liabilities	$ 2,779	$ 3,103

	Year ended December 31,	
Operating lease information	2025	2024
Weighted-average remaining lease-term (years)	4.44	2.36
Weighted-average discount rate	10.60%	9.51%

The future maturities of operating lease liabilities are as follows:

(in thousands)	As of December 31, 2025
2026	$ 1,765
2027	2,381
2028	2,465
2029	2,239
Thereafter	2,136
Total minimum lease payments	$ 10,986
Less imputed interest	(2,518)
Total lease liabilities	$ 8,468

9. Restructuring charges

During the year ended December 31, 2025, the Company committed to a plan (the "2025 Restructure") to realign the Company's current workforce with the Company's on-going cost structure. The decision to implement the 2025 Restructure is based on continuous improvement efforts to optimize operational costs and efficiencies across fiscal 2026 intended to better position the Company for continued profitable revenue growth.

In connection with the 2025 Restructure, restructuring charges are primarily comprised of severance payments, professional services, contract costs, accelerated depreciation of internal use software and other related costs. Within the consolidated balance sheet, the liability for severance benefits and professional services of $5.4 million as of December 31, 2025 is recorded to other current liabilities and $0.6 million of contract costs are recorded in accrued expenses. These charges were recorded within Restructuring Charges on the accompanying consolidated statement of operations.

The Company estimates to incur additional costs relating to the 2025 Restructure of approximately $3.0 million to $6.6 million through fiscal 2026 relating to relocation and retention benefits and professional services costs. The additional expenses the Company expects to incur are subject to assumptions, and actual expenses may differ from the estimates disclosed above.

The following table summarizes the activities related to the 2025 Restructure:

| (in thousands) | As of December 31, 2025 | | | |
	Workforce reduction	Contract Costs and Internal Use Software	Professional Services and Other Costs	Total
Liability, beginning of the period	$ 0	$ 0	$ 0	$ 0
Charges	5,368	766	1,300	7,434
Payments	(12)	0	(1,060)	(1,072)
Non-cash items	(173)	(218)	0	(391)
Liability, end of the period	$ 5,183	$ 548	$ 240	$ 5,971

During the fiscal year 2024, the Company commenced a restructuring plan (the "2024 Restructure") which included a reduction of the Company's workforce, exits of certain office leases, impairment of certain software development projects and contract costs intended to advance the Company's ongoing commitment to profitable growth. The 2024 Restructure is substantially complete.

The following table summarizes the activities related to the 2024 Restructure:

| | As of December 31, 2025 | | | | As of December 31, 2024 | | | |
(in thousands)	Workforce reduction	Real Estate and Internal Use Software	Other Restructuring Charges	Total	Workforce reduction	Real Estate and Internal Use Software	Other Restructuring Charges	Total
Liability, beginning of the period	$ 1,748	$ 184	$ 480	$ 2,412	$ 1,516	$ 0	$ 0	$ 1,516
Additional charges	1,186	1,290	1,133	3,609	6,971	262	3,899	11,132
Real estate and internal-use software charges	0	0	0	0	0	3,533	0	3,533
Gain on lease termination	0	0	0	0	0	(988)	0	(988)
Payments	(2,759)	(278)	(1,613)	(4,650)	(6,674)	(73)	(3,419)	(10,166)
Non-cash items	0	(1,145)	0	(1,145)	(65)	(2,550)	0	(2,615)
Liability, end of the period	$ 175	$ 51	$ 0	$ 226	$ 1,748	$ 184	$ 480	$ 2,412

10. Other liabilities

The following table summarizes the components of other current liabilities:

(in thousands)	As of December 31, 2025	As of December 31, 2024
Sales tax payable	$ 2,900	$ 2,007
Payroll and payroll related expenses	9,556	13,945
Restructuring related charges	5,521	2,169
Accrued professional services	3,822	3,212
Accrued interest	2,815	2,853
Other	3,726	4,580
Other liabilities	$ 28,340	$ 28,766

11. Debt

The Company's convertible note obligations, including the level within the fair value hierarchy (see note 4. Fair Value Measurements), are as follows:

| | As of December 31, 2025 | | | | | As of December 31, 2024 | | | | |
| | Outstanding Principal | Unamortized convertible note premium and issuance costs | Net Carrying Value | Fair Value Amount | Level | Outstanding Principal | Unamortized convertible note premium and issuance costs | Net Carrying Value (1) | Fair Value Amount | Level |
(in thousands)										
2028 Convertible Notes*	$ 150,000	$ 3,012	$ 153,012	$ 150,105	3	$ 150,000	$ 4,011	$ 154,011	$ 155,960	3
2026 Convertible Notes**	4,060	(23)	4,037	3,764	2	63,132	(677)	62,455	55,912	2
Total carrying value of convertible notes			157,049					216,466		

(*) The fair value was calculated using a binomial lattice model which incorporates the terms and conditions of the convertible notes and market-based risk measurement that are indirectly observable, such as market credit spread, and therefore are Level 3 investments. The lattice model produced an estimated fair value based on changes in the price of the underlying common share price over successive periods of time. An estimated yield based on market data was used to discount straight debt cash flows.

(**) The fair value is influenced by interest rates, the Company's stock price and is determined by prices observed in market trading. Since the market for trading of the 2026 Convertible Notes is not considered to be an active market, the estimated fair value is based on Level 2 inputs.

The following table presents details of the Company's convertible notes as of December 31, 2025 which are further discussed below:

	Date of Issuance	Maturity Date	Contractual Interest Rate	Outstanding Principal (in thousands)	Conversion Rate for Each $1,000 Principal	Initial Conversion Price per Share
2028 Convertible Notes	August 2024	10/1/2028	7.50%	$ 150,000	$ 62.50	$ 16.00
2026 Convertible Notes	September 2021	10/1/2026	0.25%	$ 4,060	$ 13.68	$ 73.11

The total interest expense recognized related to the Company's convertible notes consists of the following:

	December 31,		
(in thousands)	2025	2024	2023
Contractual interest expense	$ 11,277	$ 5,105	$ 894
Amortization of (premium) and issuance costs	(954)	946	1,976
Capitalization of interest expense	(296)	0	0
Total	$ 10,027	$ 6,051	$ 2,870

2028 Convertible Notes

In August 2024, the Company entered into a privately negotiated exchange agreement (the "Exchange Agreement") with a holder of its 0.25 percent unsecured convertible senior notes due 2026 (the "2026 Convertible Notes"). Pursuant to the Exchange Agreement, the Company exchanged (the "Exchange Transaction") approximately $161.2 million in aggregate principal amount of the 2026 Convertible Notes for $150.0 million in aggregate principal amount of new 7.50 percent convertible senior notes due 2028 (the "2028 Convertible Notes") and approximately $0.1 million in cash, with such payment representing the accrued and unpaid interest on such 2026 Convertible Notes. This transaction resulted in a net gain on extinguishment of the 2026 Convertible Notes of $1.7 million, net of a $2.0 million write-off of unamortized debt issuance costs, which was recorded in Gain on convertible note extinguishment in the consolidated statements of operations.

The 2028 Convertible Notes are senior, initially unsecured obligations of the Company and accrue interest at a rate of 7.50 percent per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2024. The 2028 Convertible Notes will mature on October 1, 2028, unless earlier converted, redeemed or repurchased by the Company. Before July 3, 2028, noteholders will have the right to convert their 2028 Convertible Notes only upon the occurrence of certain events. From and after July 3, 2028, noteholders may convert their 2028 Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivery, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election. The 2028 Convertible Notes will be convertible with an initial conversion rate of 62.5000 shares of common stock per $1,000 principal amount of 2028 Convertible Notes, which represents an initial conversion price of $16.00 per share of common stock, when certain conditions are met. The conversion rate and conversion price will be subject to adjustments related to standard anti-dilution provisions upon the occurrence of certain events.

The Company may not redeem the 2028 Convertible Notes prior to October 7, 2026. The 2028 Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company's option at any time, and from time to time, on or after October 7, 2026 and on or before the 25th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of the Company's common stock exceeds 130 percent of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, calling any 2028 Convertible Note for redemption will constitute a Make-Whole Fundamental Change with respect to that 2028 Convertible Note, in which case the conversion rate applicable to the conversion of that 2028 Convertible Note will be increased in certain circumstances if it is converted after it is called for redemption. Pursuant to the Partial Redemption Limitation, the Company may not elect to redeem less than all of the outstanding 2028 Convertible Notes unless at least $100.0 million aggregate principal amount of 2028 Convertible Notes are outstanding and not subject to redemption as of the time the Company sends the related redemption notice.

If a "fundamental change" (as defined in the indenture for the 2028 Convertible Notes) occurs, then, subject to a limited exception, noteholders may require the Company to repurchase their 2028 Convertible Notes for cash. The repurchase price will be equal to the principal amount of the 2028 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, up to, but excluding, the applicable repurchase date.

As of December 31, 2025, approximately $150.0 million aggregate principal amount of 2028 Convertible Notes remain outstanding. The remaining unamortized debt issuance costs are recorded as a contra-liability and are amortized utilizing the effective interest rate of approximately 8 percent over the term of the 2028 Convertible Notes. The remaining unamortized premium related to the fair value adjustment of the 2028 Convertible Notes is amortized using an effective interest rate of approximately 7 percent. The Company is in compliance with the terms of the indenture, and has not experienced any events that would constitute an event of default.

2026 Convertible Notes

In February 2025, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of its outstanding 2026 Convertible Notes to repurchase approximately $59.1 million aggregate principal amount of its 2026 Convertible Notes for aggregate cash consideration of approximately $54.4 million, including accrued but unpaid interest. This transaction resulted in a net gain on repurchases of debt of approximately $3.9 million, net of $0.6 million write-off of unamortized debt issuance costs.

As of December 31, 2025, approximately $4.1 million principal amount of 2026 Convertible Notes remain outstanding. The remaining unamortized debt issuance costs are recorded as a contra-liability and are amortized utilizing the effective interest rate of 0.73 percent over the term of the 2026 Convertible Notes.

The Company is in compliance with the terms of the indenture, and has not experienced any events that would constitute an Event of Default under the 2026 Convertible Notes.

The contractual future principal payments for all borrowings as of December 31, 2025 were as follows:

(in thousands)		
Fiscal Period:		
Fiscal 2026	$	4,060
Fiscal 2027		0
Fiscal 2028		150,000
Thereafter		0
Total principal outstanding	$	154,060

12. Stockholders' equity

2020 Equity incentive plan

In 2020, the Company adopted the 2020 Equity Incentive Plan, or "2020 Plan", under which stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based restricted stock units and other cash-based or stock-based awards may be granted to employees, consultants and directors. Shares of common stock that are issued and available for issuance under the 2020 Plan consist of authorized, but unissued or reacquired shares of common stock or any combination thereof. The Company has granted awards of stock options, restricted stock units, and market-based and performance-based restricted stock units under the 2020 Plan.

A total of 3,873,885 shares of common stock were initially authorized and reserved for issuance under the 2020 Plan. This share reserve automatically increased, and will continue to increase, on each subsequent January 1st through and including January 1, 2031, by an amount equal to the smaller of (a) 5 percent of the number of shares of common stock issued and outstanding on the

immediately preceding December 31 and (b) an amount determined by the board of directors. As of December 31, 2025, a total of 2,947,464, registered shares of common stock remain available for future issuance under the 2020 Plan.

Pursuant to the automatic increase provisions, effective January 1, 2026, the share reserve increased by a number of shares of common stock equal to 5 percent of the number of shares of common stock issued and outstanding on December 31, 2025.

Stock options generally vest and become exercisable over a service period of 4 years from the date of grant, subject to continued service. The following table summarizes the weighted-average grant date value of options and the assumptions used to develop their fair value.

| | Year ended December 31, | | |
	2025	2024	2023
Weighted-average grant date fair value of options	$ 4.06	$ 4.38	$ 6.55
Risk-free interest rate	3.59% - 4.10%	4.10% - 4.30%	3.65% - 4.30%
Expected volatility	67.77% - 69.21%	64.53% - 70.56%	65.02% - 66.56%
Expected life in years	5.30 - 6.09 years	5.21 - 6.10 years	6.06 - 6.11 years

The Company estimated its future stock price volatility using a combination of its observed option-implied volatilities and its peer historical volatility calculations. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The estimated life for the stock options is based on the weighted average of the remaining vesting term and the remaining contractual life of each award. The risk-free interest rate is based on the rate for a U.S. government security with the same estimated life at the time of the option grant. The estimated forfeiture rate applied is based on historical forfeiture rates. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option pricing model.

Stock option activity for the year ended December 31, 2025 was as follows:

(in thousands)	Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Balance as of December 31, 2024	4,684	$ 8.25	$ 8,311
Options granted	1,013	6.29	0
Exercised	(1,503)	2.41	4,666
Plan shares expired or canceled	(1,128)	16.66	9
Balance as of December 31, 2025	3,066	$ 7.37	$ 1,173
Vested and expected to vest	2,645	$ 7.32	$ 1,173
Exercisable as of December 31, 2025	1,771	$ 7.81	$ 1,173

The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $4.7 million, $2.5 million, and $6.8 million, respectively. The intrinsic value was calculated as the difference between the estimated fair value of the Company's common stock at exercise, and the exercise price of the in-the-money options. The total grant date fair value of options vested for the years ended December 31, 2025, 2024, and 2023 was $2.6 million, $4.2 million, and $7.6 million, respectively.

The expected stock-based compensation expense remaining to be recognized as of December 31, 2025 was $3.3 million related to stock options, which reflects outstanding stock option awards that are vested and outstanding stock option awards that are expected to vest. This expense will be recognized over a weighted-average period of 2.50 years.

Restricted stock units

Restricted stock unit activity for the year ended December 31, 2025 was as follows:

(in thousands)	Outstanding	Grant Date Fair Value	Aggregate Intrinsic Value
Balance as of December 31, 2024	5,744	$ 11.57	$ 35,152
Granted – restricted stock units	3,231	5.92	19,138
Canceled	(1,671)	11.30	8,907
Vested and converted to shares	(1,786)	14.16	9,471
Balance as of December 31, 2025	5,518	$ 7.50	$ 22,732
Vested and expected to vest	4,198	$ 7.65	$ 17,296

The expected stock-based compensation expense remaining to be recognized as of December 31, 2025 was $24.0 million related to RSUs, which reflects outstanding RSUs that are vested and outstanding RSUs that are expected to vest. This expense will be recognized over a weighted-average period of 2.45 years.

Market-based and performance-based restricted stock unit activity for the year ended December 31, 2025 was as follows:

(in thousands)	Outstanding	Grant Date Fair Value		Aggregate Intrinsic Value	
Balance as of December 31, 2024	396	$	7.90	$	2,281
Granted – market-based and performance-based restricted stock units	765		6.89		3,152
Canceled	(187)		8.76		770
Vested and converted to shares	(163)		7.09		1,157
Balance as of December 31, 2025	811	$	7.22	$	3,341
Vested and expected to vest	482	$	7.34	$	1,988

The grant date fair value of the market-based awards issued in April and May 2025 was $7.97. Significant assumptions used in the Monte Carlo simulation model for the market-based awards granted are as follows:

	Year ended December 31, 2025
Volatility	64.59%
Risk-free interest rate	3.63%
Dividend yield	0.00%

The expected stock-based compensation expense remaining to be recognized as of December 31, 2025 was $1.7 million related to PSUs (performance-based and market-based awards), which reflects outstanding PSUs that are vested and outstanding PSUs that are expected to vest. This expense will be recognized over a weighted-average period of 1.64 years.

13. Income taxes

Pretax loss consists of the following:

(in thousands)	Year Ended December 31,					
		2025		2024		2023
United States	$	(7,854)	$	(25,144)	$	(57,779)
Non-United States		(10,322)		(871)		(6,892)
Total pretax loss	$	(18,176)	$	(26,015)	$	(64,671)

The Company's components of the benefit (provision) for income taxes are as follows:

(in thousands)		Year Ended December 31,				
		2025		2024		2023
Income tax benefit (provision)						
Current:						
Federal	$	0	$	0	$	0
State		(381)		(582)		16
Foreign		(536)		(680)		479
Total current	$	(917)	$	(1,262)	$	495
Deferred:						
Federal		(109)		(79)		(579)
State		(111)		273		84
Foreign		(29)		53		0
Total deferred		(249)		247		(495)
Total benefit (provision)	$	(1,166)	$	(1,015)	$	0
Total Federal	$	(109)	$	(79)	$	(579)
Total State	$	(492)	$	(309)	$	100
Total Foreign	$	(565)	$	(627)	$	479

The Company's provision for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the U.S. statutory federal income tax rate of 21 percent to income from continuing operations before income taxes. The variance is primarily a result of the application of a valuation allowance for net deferred assets, including NOL carryforwards and credits generated in Australia, the UK, and the United States. Current state income tax expense for the period is a result of the limitations of utilization of tax attributes in certain states due to legislative updated during the year. Current foreign income tax expense for the period is a result of taxable profits in Ireland, Ukraine and other foreign countries where the Company is profitable along with withholding taxes. Deferred income tax expense is a result of taxable temporary differences related to indefinite-lived assets.

Below is a tabular rate reconciliation pursuant to the disclosure requirement of ASU 2023-09 for the year ended December 31, 2025, 2024, and 2023:

(in thousands)	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Loss before provision for income taxes	$ (18,176)	100.00 %	$ (26,015)	100.00 %	$ (64,671)	100.00 %
US Federal Statutory Tax Rate	(3,817)	21.00	(5,463)	21.00	(13,581)	21.00
State & Local Income Taxes[1]	184	(1.01)	(197)	0.76	16	(0.02)
Foreign Tax Effects						
Australia						
Disallowed Stock Compensation	569	(3.13)	872	(3.35)	842	(1.30)
Statutory Tax Rate Difference	(530)	2.91	373	(1.43)	0	0.00
Return to Provision Adjustment	0	0.00	378	(1.45)	0	0.00
Change in Valuation Allowance	1,496	(8.23)	(2,769)	10.64	(1,770)	2.74
R&D Tax Credit	(297)	1.63	0	0.00	1,246	(1.93)
Other	122	(0.67)	400	(1.54)	(172)	0.27
United Kingdom						
Change in Valuation Allowance	1,421	(7.82)	1,444	(5.55)	2,067	(3.20)
Foreign Rate Differential	(231)	1.27	0	0.00	0	0.00
Other	49	(0.27)	(196)	0.75	(303)	0.47
Other Foreign Jurisdictions	118	(0.65)	335	(1.29)	34	(0.05)
Effects of Changes in Tax Law						
Effects of Cross-Border Tax Laws	64	(0.35)	387	(1.49)	31	(0.05)
Tax Credits - R&D	(826)	4.54	(1,966)	7.56	(2,841)	4.39
Changes in Valuation Allowances	(924)	5.09	(10,474)	40.28	11,329	(17.51)
Nontaxable or Nondeductible Items						
Officer's Compensation	482	(2.65)	412	(1.58)	684	(1.06)
Share-Based Payments	2,340	(12.87)	4,359	(16.76)	4,042	(6.25)
Effects of Debt Exchange	0	0.00	1,667	(6.41)	0	0.00
Other	275	(1.51)	400	(1.54)	198	(0.31)
Changes in Unrecognized Tax Benefits	167	(0.92)	8,761	(33.69)	0	0.00
Business Combination Impact	0	0.00	0	0.00	(785)	1.21
Other - Return to Provision Adjustment and True-Ups	(389)	2.14	1,515	(5.82)	(1,920)	2.97
Imputed Interest	893	(4.91)	777	(2.99)	883	(1.37)
Effective tax rate	$ 1,166	(6.41) %	$ 1,015	(3.90) %	$ 0	0.00 %

[1] The states that contribute to the majority (greater than 50 percent) of the tax effect on this category include California and Texas for fiscal year 2025 and 2024. For fiscal year 2023, Texas is the only state that contributed to the majority of the tax effect on this category.

The Company's effective tax rate for the year ended December 31, 2025, was (6.41)%, compared to the U.S. federal statutory rate of 21%. The primary factors driving the difference between the statutory and effective tax rates are as follows:

- Stock-Based Compensation: The disallowance of certain stock-based compensation expenses increased tax expense and changed the effective tax rate by 16.00%, reflecting the impact of non-deductible stock-based compensation expense.

- Changes in Valuation Allowance: The Company decreased portions of its valuation allowance on deferred tax assets, which reduced the effective tax rate by (10.96)%. This release was based on an assessment of the Company's ability to utilize certain deferred tax assets in future periods.

- Research and Development (R&D) Tax Credits: The Company generated federal and state research and development tax credits, which increased the effective tax rate by 6.02%.

- State Income Taxes, Net of Federal Benefit: State income taxes, net of the federal benefit, decreased the effective tax rate by (1.01)%, reflecting the impact of state tax obligations on taxable income.

Other immaterial reconciling items contributed to the remaining difference between the statutory and effective tax rates.

Income taxes paid, net of refunds, during the year ended December 31, 2025, 2024, and 2023 were as follows:

| | Year Ended December 31, | | | | | |
(in thousands)	2025		2024		2023	
Jurisdiction:						
United States - Federal	$	30	$	0	$	0
United States - State and Local		224		48		28
Ireland		0		0		61
Mexico		166		157		310
Poland		68		0		0
Spain		45		0		0
Ukraine		62		72		87
United Kingdom		126		100		83
All Other Foreign Jurisdictions		54		4		14
Total Income Taxes Paid	$	775	$	381	$	583

Of the $0.2 million of United States state and local taxes paid during the fiscal year 2025, payments to the states of Minnesota, New York, and Texas accounted for greater than 50 percent of the total taxes paid.

The One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. effective July 4, 2025. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. OBBBA has multiple effective dates, with certain provisions effective in fiscal 2025 and others implemented through fiscal 2027. The Company accounted for the effects of OBBBA on the Company's tax provision for the year ended December 31, 2025, which was determined to be immaterial. While further evaluation is ongoing, the OBBBA is not expected to have a material impact on the Company's balance sheet, statement of operations, or cash flows.

The Tax Cuts and Jobs Act of 2017 (the "TJCA") subjects a U.S. shareholder to current tax on certain earnings of foreign subsidiaries under a provision commonly known as the global intangible low-taxed income ("GILTI"). Under U.S. GAAP, an accounting policy election can be made to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years, or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)	Year Ended December 31,			
	2025		2024	
Deferred tax assets:				
Net operating loss and credit carryforwards	$	93,868	$	86,433
Accrued compensation		1,335		1,613
Allowance for credit losses		1,008		709
Capitalized research and experimental costs		21,785		24,699
Deferred lease liabilities		2,008		1,100
Deferred revenue		32		106
Depreciation and amortization		20,629		20,871
Stock-based compensation		3,503		3,854
Debt related items		3,434		4470
Other		85		108
Gross deferred tax assets	$	147,687	$	143,963
Valuation allowance		(139,958)		(136,536)
Deferred tax liabilities:				
Deferred commissions		(2,042)		(3,018)
Right-of-use assets		(1,661)		(565)
Goodwill		(2,906)		(2,275)
Prepaid expenses		(2,008)		(2,016)
Other		(75)		(267)
Gross deferred tax liabilities	$	(8,692)	$	(8,141)
Net deferred tax liabilities	$	(963)	$	(714)

The Company has determined it is more likely than not that its deferred tax assets will not be realized based on the Company's lack of earnings history. Accordingly, it has provided a valuation allowance for deferred tax assets. During 2025, the valuation allowance increased by approximately $1.4 million due to continuing operations as well as reserves that were established against certain R&D tax credits.

At December 31, 2025, the Company had net operating loss ("NOL") carryforwards for U.S. federal income tax purposes of approximately $256.1 million. Of this total, $255.7 million is related to tax years 2018-2024 that do not have an expiration, as a result of the TCJA. The remaining $0.4 million of U.S. federal NOL carryforwards are available to offset future U.S. federal taxable income and begin to expire in 2036.

At December 31, 2025, the Company had NOL carryforwards for certain state income tax purposes of approximately $150.0 million. These state NOL carryforwards are available to offset future state taxable income and begin to expire in 2036.

At December 31, 2025, the Company had foreign NOL carryforwards in Australia and the U.K., combined, of approximately $59.0 million, which are available to offset future foreign taxable income and that do not have an expiration.

At December 31, 2025, the Company had research and development tax credit carryforwards of approximately $15.7 million, which are available to offset future U.S. federal income tax. These U.S. federal tax credits begin to expire in 2034.

Our ability to utilize previously accumulated NOL and R&D credit carryforwards may be subject to substantial annual limitations due to the changes in ownership provisions of the Internal Revenue Code (IRC) of 1986, as amended, and similar state regulations as defined in IRC Section 382(g). In general, the annual limitation is equal to the value of our stock immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurred. Any unused annual limitation may generally be carried over to later years until the NOL carryforwards expire.

At December 31, 2025, the Company did not provide any U.S. income or foreign withholding taxes related to certain foreign subsidiaries' undistributed earnings, as such earnings have been retained and are intended to be indefinitely reinvested. The majority of the Company's foreign operations are in excess tax basis over book basis positions. It is not practicable to estimate the amount of taxes that would be payable upon remittance of these earnings, because such tax, if any, is dependent upon circumstances existing if and when remittance occur.

The Company files U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2021 through 2025 tax years generally remain open and subject to examination by U.S. federal, state and foreign tax authorities. Losses

generated in any year since inception remain open to adjustment until the statute of limitations closes for the tax year in which the NOL carryforwards are utilized.

As of December 31, 2025, 2024, and 2023, the Company had $10.3 million, $9.8 million, and $0.4 million unrecognized tax benefits, respectively, none of which may reverse in the next 12 months. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During 2025, 2024, and 2023, the Company did not recognize any material interest or penalties.

A reconciliation of the Company's liability for unrecognized tax benefits is as follows:

		Year Ended December 31,				
(in thousands)		2025		2024		2023
Balance, beginning of year	$	9,766	$	396	$	396
Increase for tax positions related to the current year		573		797		0
Increase for tax positions related to the prior years		0		8,573		0
Decrease for tax positions related to prior years		0		0		0
Balance, end of year	$	10,339	$	9,766	$	396

14. Net loss per share

Basic net loss per share is computed by dividing net loss by number of shares of common stock outstanding for the period. Because the Company has reported a net loss for the year ended December 31, 2025, 2024, and 2023, the number of shares used to calculate diluted net loss per share is the same as the number of shares used to calculate basic net loss per share for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

		Year ended December 31,				
(in thousands)		2025		2024		2023
Numerator:						
Net loss per share available to shareholders	$	(19,342)	$	(27,030)	$	(64,671)
Denominator:						
Weighted average shares outstanding		80,296		77,600		75,143
Net loss per share	$	(0.24)	$	(0.35)	$	(0.86)

The following potentially dilutive securities outstanding have been excluded from the computation of basic weighted-average shares outstanding because such securities have been an antidilutive impact due to losses reported:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Stock options outstanding	3,066	4,684	5,109
Restricted stock units	6,329	6,140	6,725
Acquisition related compensation	0	0	42
Convertible debt	9,431	10,239	4,719
Total potentially dilutive securities	18,826	21,063	16,595

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